

CITIZENS, INC. | 2022 ANNUAL REPORT

INSURANCE IS A PROMISE MADE. CITIZENS IS A PROMISE KEPT. ™


INSURING OUR FUTURE

FORM 10-K REPORT AND CORPORATE GOVERNANCE INFORMATION AVAILABILITY

Citizens, Inc.'s Results of Operations and Financial Position for the year ending December 31, 2022 have been presented in your Annual Report as well as in the Form 10-K report filed with the U.S. Securities and Exchange Commission. A copy of the Form 10-K report, with the Financial Statements and the schedules thereto, will be mailed without charge (except for exhibits) to a shareholder upon written request to the Secretary, Citizens, Inc., P.O. Box 149151, Austin, TX 78714-9151. The 10-K, Committee Charters, Code of Ethics and Related Corporate Governance information may be found on the company's website at **www.citizensinc.com**.

THIS ANNUAL REPORT SHOULD NOT BE REGARDED AS PROXY SOLICITATION MATERIAL NOR AS A COMMUNICATION BY WHICH ANY SOLICITATION IS TO BE MADE

CITIZENS



INDEX

PAGES 2-3 - Letter to Shareholders

PAGE 4 - Form 10-K (For Year Ended December 31, 2022)

INSIDE BACK COVER - Corporation Information

CITIZENS, INC. | 2022 ANNUAL REPORT

CITIZENS

PRESIDENT'S LETTER

Did you know it takes 212 degrees to boil water? Anything less, water will not boil; it may be hot, but it will not boil. Only by boiling water can you produce steam, and pressurized steam produces power. In fact, in 2021, steam turbines were used to generate the majority of the world's electricity and they accounted for about 45% of U.S. electricity generation.   To produce this powerful steam that powers so much of the global economy and produces the electricity to run our lives, the water must get to 212 degrees. At 190 degrees, no steam, at 200 degrees, no steam, no steam at 210 or 211 – only by getting the temperature to 212 degrees can you achieve the necessary changes to produce steam and gain the benefits of steam power.   That last degree to get to 212 is the difference between hot water and the power of steam. At times, one little degree more means a world of difference in the results. Such a small increase can make a big difference. Look back at the 2012 Olympic women's triathlon. The Olympic triathlon comprises a 1.5km swim, a 40km bike ride, and a 10km run. In the 2012 Olympics, Swiss competitor Nicola Spirig battled Sweden's Lisa Norden for nearly 2 hours. When the event was over it was a dead heat – with Spirig winning by one-hundredth of a second.   Imagine racing that long and one-hundredth of a second decides the winner. There are numerous examples of very little differences between winning and coming in second place just like there is only one degree between hot water and the power of steam.

At Citizens, we are dedicated to 212-degree performance. We define 212 degrees in terms of effort, in terms of passion, in terms of commitment, and in terms of caring. This combination of our effort, passion, commitment and caring delivers our results.

212-degree EFFORT is the attention to the little details, to the little extras that change the results. In many sporting events, the score is often influenced by that little grit of effort that changed the outcome of a play and of a game. We believe our efforts to strategically move Citizens forward – implementing a white label insurance program and moving our international business to Puerto Rico, as examples - will change the results for our policyholders and shareholders.

212-degree PASSION is seen in the passion we have for our policyholders, the passion to support our Independent Consultants and agents, the passion for our shareholders, and the passion of being there for our teammates. Passion is seen in the care and empathy we bring to the job, the emotion of finding solutions.

212-degree COMITTMENT is the commitment we bring to fulfill the promises to our policyholders, as we believe insurance is a promise and CITIZENS is a promise kept. 212-degree commitment is the determination we have to be there for our policyholders, for our Independent Consultants and agents. 212-degree commitment drives us to find better products, to implement improvements to claims processes, to underwriting, to distribution and administrative functions, and to implement better technology to serve all our stakeholders.

PRESIDENT'S LETTER

212-degree CARING is the difference in caring about the promise enough to deliver to the policyholder, the agent or the internal customer. I heard many years ago that no one cares how much you know until they know how much you care. 212-degree caring is caring enough that we sacrifice of ourselves in order to demonstrate the care we have for those we are serving.

Citizens and all our companies are dedicated to turning up the heat in our performance to raise the temperature to 212 degrees. We do not want to just produce hot water; we will perform at a level that produces steam to power great results for our stakeholders. We know that it's our EFFORT, our PASSION, our COMMITMENT, and our CARING that makes a difference that differentiates us from other insurance companies.

Sincerely,

Gerald W. Shields
President and Chief Executive Officer



FORM 10-K

WWW.CITIZENSINC.COM



FINISH STRONG


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER: 000-16509



CITIZENS, INC.

(*Exact name of registrant as specified in its charter*)


Colorado	**84-0755371**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification no.)*


11815 Alterra Pkwy, Suite 1500, Austin, TX   **78758**
(Address of principal executive offices)   *(Zip Code)*

Registrant's telephone number, including area code   **(512) 837-7100**

Securities registered pursuant to Section 12(b) of the Act


Class A Common Stock	**CIA**	**New York Stock Exchange**
(Title of each class)	*(Trading symbol(s))*	*(Name of each exchange on which registered)*


Securities registered pursuant to Section 12(g) of the Act
None
(Title of class)


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Smaller reporting company	☒	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2022, the aggregate market value of the Class A common stock held by non-affiliates of the registrant was approximately $204,915,579.

Number of shares of common stock outstanding as of March 07, 2023.

Class A: 49,840,115
Class B: —

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Report incorporates by reference certain portions of the definitive proxy materials to be delivered to stockholders in connection with the 2023 Annual Meeting of Shareholders (the "2023 Proxy Statement"). The 2023 Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.



TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	2
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	24
Item 2.	Properties	25
Item 3.	Legal Proceedings	25
Item 4.	Mine Safety Disclosures	26
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	27
Item 6.	[Reserved]	27
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	56
Item 8.	Financial Statements and Supplementary Data	56
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	56
Item 9A.	Controls and Procedures	56
Item 9B.	Other Information	59
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	59
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	60
Item 11.	Executive Compensation	60
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	60
Item 13.	Certain Relationships and Related Transactions, and Director Independence	60
Item 14.	Principal Accountant Fees and Services	60
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	61
Signatures		113

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 10-K other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, our expected capital needs, and our objectives for future operations, are forward-looking statements. Forward-looking statements may be identified by words such as "future," "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "will," "would," "could," "can," "may," and similar terms. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A, "Risk Factors" in this Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law. You should be aware that factors not referred to above could affect the accuracy of our forward-looking statements and use caution and common sense when considering our forward-looking statements.

ACCESS TO INFORMATION

The U.S. Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. The public can obtain any documents that the Company files with the SEC at http://www.sec.gov. We also make available, free of charge, through our Internet website (http://www.citizensinc.com), our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 Reports filed by officers and directors, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the SEC. We are not including any of the information contained on our website as part of, or incorporating it by reference into, this Form 10-K.

PART I

Item 1. BUSINESS

OVERVIEW

Citizens, Inc. ("Citizens" or the "Company") is an insurance holding company incorporated in Colorado serving the life insurance needs of individuals in the United States since 1969 and internationally since 1975. Through our domestic insurance subsidiaries, we are licensed to provide insurance benefits to residents in 32 U.S. states and through our international subsidiaries, we provide insurance benefits to residents in more than 70 different countries. We pursue a strategy of offering traditional insurance products in niche markets where we believe we are able to achieve competitive advantages. We had approximately $1.6 billion of assets at December 31, 2022 and approximately $4.3 billion of insurance in force.

We operate in two business segments:

- Life Insurance segment - Internationally, we primarily sell U.S. dollar-denominated ordinary whole life insurance and endowment policies to non-U.S. residents, located principally in Latin America and the Pacific Rim. Domestically, we sell whole life insurance, credit life, credit disability and critical illness products.
- Home Service Insurance segment - we sell final expense life insurance and property insurance policies to middle- and lower-income households, as well as whole life products with higher allowable face values, in Louisiana, Mississippi and Arkansas.

Our Principal Brands

LIFE INSURANCE SEGMENT



Internationally, we conduct our Life Insurance segment business through CICA Life Ltd., a Bermuda company ("CICA International") and, beginning January 1, 2023, through CICA Life, A.I., a Puerto Rico company ("CICA PR"). Domestically, we conduct business primarily through CICA Life Insurance Company of America ("CICA").

HOME SERVICE INSURANCE SEGMENT



We conduct our Home Service Insurance segment through Security Plan Life Insurance Company ("SPLIC"), Security Plan Fire Insurance Company ("SPFIC") and Magnolia Guaranty Life Insurance Company ("Magnolia").

As an insurance provider, we collect premiums on an ongoing basis from our policyholders and invest the majority of the premiums to pay future benefits, including claims, surrenders and policyholder dividends. Accordingly, the Company derives its revenues principally from: (1) premiums earned for insurance coverage provided to our policyholders; and (2) net investment income. In addition to paying and reserving for insurance benefits that we pay to our policyholders, our expenses consist primarily of the costs of selling our insurance products (e.g., commissions, underwriting, marketing expenses), operating expenses and income taxes.

Because collection of premiums is the primary source of our revenues, our overall financial performance depends primarily upon the development and distribution of our products. A key to product development is the pricing of our insurance products and the accuracy of our pricing assumptions. We seek to price our insurance policies such that insurance premiums and future net investment income earned on premiums received will cover the ultimate cost of paying claims on our policies, our expenses and will also yield a profit margin. Pricing adequacy depends on a number of factors, including proper evaluation of underwriting risks, the ability to project future losses based on historical loss experience adjusted for known trends, the Company's response to competitors, commission payments for selling our products, the ability to obtain regulatory approval for rate changes, expectations about regulatory and legal developments and expense levels.

In order to manage the risks related to pricing, we employ underwriting procedures to assess and quantify risks before we issue policies. Insurance applications are reviewed to make two determinations: first, eligibility based on established underwriting guidelines and second, the applicable premium. We periodically review our underwriting requirements and make changes as needed.

We also seek to manage pricing risk through:

- favorable risk selection and diversification;
- management of claims;
- use of reinsurance;
- careful monitoring of our mortality and morbidity experience; and
- management of our expense ratio.

In addition to insurance premiums, the investment return, or yield, on invested assets is an important element of the Company's earnings since insurance products are priced with the assumption that premiums received can be invested for a period of time before benefits are paid. Pursuant to regulatory guidelines, most of the Company's invested assets are held in available-for-sale ("AFS") fixed maturity securities, primarily in asset classes of corporate bonds, municipal bonds, and government obligation bonds. The interest rate environment has a significant impact on the determination of insurance contract liabilities, our investment rates and yields, and our asset/liability management. The profitability of our "spread-based" product features depends largely on the Company's ability to earn higher returns on invested assets than the interest we credit to policyholders.

The primary investment objective for the Company is to maximize economic value, consistent with acceptable risk parameters, including the management of credit risk and interest rate sensitivity of invested assets, while generating sufficient after-tax income to meet policyholder and corporate obligations. The Company maintains a prudent investment strategy that may vary based on a variety of factors including business needs, regulatory requirements and tax considerations.

IN 2021, WE BECAME A NON-CONTROLLED COMPANY

Throughout most of our history, the Company was led and controlled by our founder Harold E. Riley and his family members. Mr. Riley passed away in 2017 and in 2020, a change-in-control of our Company occurred when the shares held by the Harold E. Riley Trust were transferred to the Harold E. Riley Foundation (the "Foundation"). In February 2021, the Company entered into an agreement with the Foundation to purchase all of the outstanding shares of Class B common stock for a purchase price of $9.1 million (the "B Share Transaction"). After the completion of the B Share Transaction and the appointment of a new Chief Executive Officer, we believe the Company was positioned to offer stability to our management team, employees and independent sales force and was able to move forward with new business and strategic initiatives, as described below.

STRATEGIC INITIATIVES

Historically, our insurance companies have only issued a few products and had limited distribution channels. Since the change-in-control described above, our growth strategy shifted to focusing on sales growth, improved policy retention, roadmap execution, and financial and expense discipline.

We believe that our roadmap execution is key to achieving sales growth, as it helps us expand our product offerings and distribution across our three markets (international life, domestic life and home services) by focusing on three specific sales levers in each market- products, promotions and processes. Specifically, we implemented a five-quarter roadmap that lays out the following:

- *Products*. We are focusing on our customer needs by offering new products tailored to our specific markets and enhancing existing products. New products also help our sales force, as they can sell additional products to existing customers and offer a broader portfolio of products to entice prospective customers.

- *Promotions*. We are focused on implementing sales promotions and campaigns in order to align our sales consultant compensation opportunities with our premium revenue goals, and our growth and retention initiatives.
- *Processes*. We are implementing process improvements and new technologies in order to get products to our customers faster and improve services for both our policyholders and our agents, as well as helping our employees work more effectively and efficiently.

Status of New and Enhanced Products; Trends in Market Demand

As mentioned above, offering new and enhanced products are key to achieving our strategic goals. In 2022 we:

- Introduced eight new products or product enhancements (e.g., riders) across our three markets, leading to first year premium revenue growth of 4% in our Life Insurance segment.

- Entered into a white-label distribution partnership with an independent insurance agency specializing in distribution of final expense products and related services, to sell newly developed final expense insurance products through their distribution channel.

- Continued the transformation of our Home Services Insurance segment to become a sales-focused organization, leading to an 18% increase in policies issued in this segment.

Retention

As policy surrenders have increased in our business over the last several years, we formed a retention steering team in an effort to curb policy surrenders in 2021. This team focused on cultivating and executing on ideas that would increase each of our segments' overall retention, while being beneficial to our policyholders. Our Life Insurance segment improved policy retention in 2022 due to these efforts.

As we seek to optimize value for the Company's shareholders, customers and distributors, we believe our efforts to develop and enhance our products, incentivize our sales force and make process and technology improvements will continue to put the Company on a stronger financial footing and drive sustainable growth.

LIFE INSURANCE SEGMENT

Until December 31, 2022, our Life Insurance segment primarily operated through CICA Life Ltd. ("CICA International"), a Bermuda company. Upon surveying the market demands and needs of our policyholders, in 2022 we formed a new subsidiary in Puerto Rico, CICA Life, A.I. ("CICA PR"). CICA PR received a license in September 2022 to issue business as a Puerto Rico international insurer for the Company's international portion of its Life Insurance segment. Beginning January 1, 2023, all new international policies are issued by CICA PR. Because CICA PR provides our non-U.S. policyholders the ability to purchase policies in a U.S. territory and in a jurisdiction where the primary language spoken is Spanish, which is the primary language of the majority of our international policyholders, we believe this change will drive sales and improve policy retention, leading to revenue growth.

INTERNATIONAL LIFE INSURANCE

Sales

We focus our international sales to residents in Latin America and the Pacific Rim. As of December 31, 2022, we had insurance policies in force in more than 70 foreign countries and receive the majority of our premiums from

Colombia, Venezuela, Taiwan, Ecuador and Argentina. International direct premiums comprised approximately 96% of total direct premiums in the Life Insurance segment and 69% of our total consolidated direct premiums in 2022.



We believe positive attributes of our international insurance business typically include:

- larger face amount policies issued when compared to our U.S. operations, which results in lower underwriting and administrative costs per dollar of coverage;
- high persistency and low mortality charges due to our customer demographics; and
- premiums paid annually at the beginning of each policy year rather than monthly or quarterly, which reduces our administrative expenses, accelerates cash flow and results in lower policy lapse rates than premium payment options with more frequently scheduled payments.

We sell our products internationally through independent marketing agencies and consultants who specialize in life insurance products. We enter into contracts with the independent marketing agencies pursuant to which they recruit, train and supervise their managers and associates in the sales and service of our products. These agencies receive commissions for products they sell, as well as commission overrides on the business that their agents produce and, in return for the override, they guarantee any debt their agents owe to us. Their agents also contract directly with us as independent consultants and receive commission compensation directly from us. This allows us to develop a relationship with their associates so if an agency contract is terminated for any reason, we may seek to continue the existing independent consultant marketing arrangements with the associates of such agency. Our agreements typically provide that the agencies and their agents are independent consultants responsible for their own operational expenses and are the representative of the prospective insured. Our contracts require the independent marketing agencies and consultants to understand and comply with all laws applicable to sales of our products in their country.

Products

CICA PR and prior to January 1, 2023, CICA International, issues primarily ordinary whole life insurance and endowment products in U.S. dollar-denominated amounts to non-U.S. residents. The whole life insurance products are designed to provide a fixed amount of insurance coverage over the life of the insured and can include rider benefits to provide additional coverage and annuity benefits to enhance accumulations. Our endowment contracts are principally accumulation contracts that incorporate an element of life insurance protection. These products have premium rates that are competitive with most foreign local companies and have been structured to provide the policyowners with:

- U.S. dollar-denominated cash values that accumulate, beginning in the first policy year, throughout a policyholder's lifetime;
- protection against devaluation of the policyowners' local currency;
- capital investment in a more secure economic environment (i.e., the U.S.); and
- lifetime income guarantees for an insured or for surviving beneficiaries.

Our international products have both living and death benefit features. Most policies contain guaranteed cash values and are participating (i.e., provide for cash dividends as apportioned by CICA PR's and CICA International's board of directors). Once a policyowner pays the annual premium and the policy is issued, the owner becomes entitled to policy cash dividends and may elect to receive annual premium benefits. The policyowner has several options with regards to the policy dividends and annual premium benefits, which include, among other things, electing to receive cash, crediting such amounts towards the payment of premiums on the policy, leaving such amounts on deposit with the Company to accumulate at a defined interest rate or assigning them to a third-party. Under the "assigned to a third-party" provision, the Company has historically allowed policyowners, after receiving a copy of the Citizens, Inc. Stock Investment Plan (the "CISIP") prospectus and acknowledging their understanding of the risks of investing in Citizens Class A common stock, the right to assign policy values outside of the policy to the CISIP, which is administered in the United States by Computershare Trust Company, N.A., our third-party plan administrator and an affiliate of Computershare, Inc., our transfer agent. The CISIP is a direct stock purchase plan available to policyowners, shareholders, our employees and directors, independent consultants, and other potential investors through the Computershare website. The Company has registered the shares of Class A common stock issuable to participants under the CISIP on a registration statement under the Securities Act of 1933, as amended, (the "Securities Act") that is on file with the SEC. Computershare administers the CISIP in accordance with the terms and conditions of the CISIP, which is available on the Computershare website and as part of the Company's registration statement on file with the SEC.

Competition

The life insurance business is highly competitive. Internationally, we compete with a number of life insurance companies, as well as with financial institutions that offer insurance products.

We face competition from other insurance companies that operate in the same markets and manner as we do. Additionally, some of our competitors are local companies formed and operated in the country in which an insured resides, and others are companies foreign to the countries in which their products are sold, but issue insurance policies denominated in the local currency of those countries or issue products approved by regulators of those countries. Some of these companies may have a competitive advantage over us due to their greater financial resources, histories of successful operations and brand recognition, local licensing, partnering with local insurance companies and larger marketing forces.

We believe that we have a competitive advantage over some of our competitors because premiums on our international policies are paid in U.S. dollars, cash value is accumulated in U.S. dollars, and we pay claims and benefits in U.S. dollars. We believe this provides security and stability to our insureds, who are generally individuals in the middle- to upper-middle class in their respective countries with significant net worth and earnings. Therefore, our products protect them from the inflationary risks and economic crises that have been common in many of our top-producing foreign countries.

DOMESTIC LIFE INSURANCE

We operate our domestic life insurance business through CICA Life Insurance Company of America ("CICA") and Citizens National Life Insurance Company ("CNLIC"). In 2022, domestic direct life insurance premiums comprised approximately 4% of total direct premiums in the Life Insurance segment and 3% of our consolidated total direct premiums. The majority of our domestic in force business results from renewal premiums from blocks of business of insurance companies we have acquired over the years. In 2022, we began our "white label" program, expanding CICA's state licenses and filing new white label products in multiple states.

HOME SERVICE INSURANCE SEGMENT

We operate our domestic Home Service Insurance segment through SPLIC, Magnolia and SPFIC. SPLIC and Magnolia primarily issue final expense life insurance products to middle- and lower-income individuals, primarily in Louisiana, Mississippi and Arkansas. Prior to 2021, all of our Home Service Insurance products issued by SPLIC were sold primarily through employee agents who worked on a debit route system. In 2020 and 2021, we transformed this segment by converting a large portion of our sales force to independent agents, reducing layers of management and introducing new products for the first time in almost 35 years. This transformation led to increased sales and decreased operational expenses in 2022.

Policies issued by Magnolia are primarily burial policies which are sold and serviced through funeral homes, who are also typically the beneficiaries of the policies.

SPFIC is a limited liability casualty company that sells small face value property insurance policies covering dwelling and contents, primarily in Louisiana. In 2021, we expanded our product offering to Arkansas and in 2022, we discontinued selling coverage in high-risk parishes in Louisiana in part to mitigate the risk of hurricane-related claims that have impacted our business in 2021.

In 2022, our Home Service Insurance segment comprised 28% of our total consolidated direct premiums.

Products and Competition

Our Home Service Insurance products consist primarily of small face amount ordinary whole life and pre-need policies, which are designed to fund final expenses for the insured (e.g. funeral and burial costs). The average life insurance policy face amount issued in 2022 was approximately $10,600 per policy. Due to the lower risk associated with small face amount polices, the underwriting performed on these applications is limited. As part of the Home Service Insurance segment transformation mentioned above, in 2021 we introduced a new product, Security Plan Plus, which has a higher allowed face amount. In December 2021, we also introduced a critical illness product, which pays the insured a lump sum following the diagnosis of an illness covered under the plan. To a much lesser extent, our Home Service Insurance segment sells property insurance policies covering dwellings and content. We provide $30,000 maximum coverage on any one dwelling and contents policy, while content-only coverage and dwelling-only coverage are both limited to $20,000.

We face competition in Louisiana, Mississippi and Arkansas from other companies specializing in final expense insurance as well as from other property and casualty insurance companies. We seek to compete based upon our emphasis on personal service to our customers. We intend to continue premium growth within this segment via our new products and increased focus on direct sales through our independent agents.

REINSURANCE

We follow the industry practice of reinsuring a portion of our insurance risks with unaffiliated reinsurers. In a reinsurance transaction, a reinsurer agrees to indemnify another insurer for part or all of its liability under a policy or policies it has issued for an agreed upon premium. We participate in reinsurance activities in order to minimize exposure to significant risks, limit losses, and provide additional capacity for future growth. We enter into various agreements with reinsurers that cover individual risks, group risks or defined blocks of business, primarily on a coinsurance, yearly renewable term, excess of loss or catastrophe excess basis.

For the majority of our life insurance business, we generally retain the first $100,000 of risk on any one life and reinsure the remainder of the risk. Therefore, under the terms of the reinsurance agreements, the reinsurers agree to reimburse us for the ceded amount (i.e., the death benefit amount less our retained risk) in the event a claim is paid. Cessions under reinsurance agreements do not discharge our obligations as the primary insurer. In the event reinsurers do not meet their obligations under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible.

For SPFIC, we obtain catastrophic reinsurance in order to minimize the risks related to payments we owe our insureds due to catastrophic events, such as hurricanes. Upon the occurrence of a catastrophic event, we retain (i.e. pay) the first $1 million in claims, our first layer of reinsurance provides 100% coverage of the next $1 million in claims, and our second layer of reinsurance provides 85% coverage in excess of $2 million up to $11 million in claims for each loss occurrence. Upon the occurrence of a catastrophic event, in order to continue receiving reinsurance, we also have to pay reinstatement premiums in order to be covered for another catastrophic event in the same calendar year.

Our amounts recoverable from reinsurers represent receivables from and/or reserves ceded to reinsurers. The amounts recoverable from reinsurers were $4.6 million as of December 31, 2022.

We focus on obtaining reinsurance from a diverse group of well-established reinsurers. All of our reinsurers are rated A- (Excellent) or higher by A.M. Best. We regularly evaluate the financial condition of our reinsurers and monitor concentration risk with our reinsurers.

OTHER NON-INSURANCE ENTERPRISES

Other Non-Insurance Enterprises includes the results of our parent company, Citizens, Inc. and our non-insurance subsidiary, Computing Technology, Inc., which primarily provide the Company's corporate-support and information technology functions to the insurance operations.

OPERATIONS AND TECHNOLOGY

Most of our operations are based at our corporate headquarters in Austin, Texas. We also conduct operations for our Home Service Insurance segment from our district offices in Louisiana, Arkansas and Mississippi, as well as our service center in Donaldsonville, Louisiana. For the international portion of our Life Insurance segment, operations including underwriting, policy issuance, claims processing, accounting and reporting related to certain international policies are currently conducted in Bermuda.

We have a proprietary single, centrally-controlled, mainframe-based policy administrative system (PAS) that we use for all of our insurance companies. Our PAS performs various functions to effectively handle our insurance operations. These functions include policy set-up, administration, billing and collections, commission calculation, valuation, automated data edits, storage backup, image management and other related functions. Each company and block of business we have acquired has been converted onto our PAS. The Company is actively engaged in continued modernization of technology to invest and expand into new opportunities. This modernization allows us to bring new products to market rapidly and automate insurance interactions to enhance user experience. This investment is foundational to the Company's growth strategy as we pursue new product innovation and provides:

- our customers and agents with portals to be able to access account information 24/7;
- our policyholder service and claims representatives with a customer account-centric view of our policyholders and beneficiaries, reducing customer inquiry response time and claims processing time; and
- business-to-business solutions.

REGULATION

The insurance industry is heavily regulated and both Citizens and our insurance subsidiaries are subject to regulation and supervision by the U.S. states in which they do business, by U.S. federal laws, and for CICA International and CICA PR, by Bermuda and Puerto Rico, respectively.

REGULATION OF OUR INTERNATIONAL BUSINESS

Bermuda

CICA International, our Bermuda domiciled subsidiary, is subject to regulation and supervision by the Bermuda Monetary Authority (the "BMA") and compliance with all applicable Bermuda laws and insurance statutes and regulations, including but not limited to Bermuda's Insurance Act of 1978 (the "Insurance Act"). The Insurance Act regulates the insurance business of CICA International and provides that no person may conduct any insurance business in or within Bermuda unless registered as an insurer under the Insurance Act by the BMA.

CICA International is registered as a Class E insurer in Bermuda, which is the license class for long-term insurers and reinsurers with total assets of more than $500 million. CICA International is not licensed to conduct any business other than life insurance business and due to the type of license we have, we may not insure Bermuda domestic risks or risks of persons of, in or based in Bermuda and thus we do not offer insurance products to residents of Bermuda.

The Insurance Act imposes solvency and liquidity standards as well as auditing and reporting requirements and confers on the BMA broad powers to supervise, investigate and intervene in the affairs of insurance companies. The Insurance Act requires us to, among other things: file annual statutory financial returns, annual U.S. GAAP financial statements, an annual capital and solvency return, and annual Common Reporting Standard reports; deliver a declaration of compliance; comply with minimum enhanced capital requirements, minimum solvency margins, and the BMA's Insurance Code of Conduct; prepare an annual Financial Condition Report providing details of measures governing our business operations, corporate governance framework, solvency and financial performance; prepare an assessment of our own risk and solvency requirements (referred to as a Commercial Insurer's Solvency Self-Assessment); establish and maintain a head and principal office in Bermuda; and appoint an independent auditor and an actuary approved by the BMA. Additionally, the Insurance Act limits the dividends and distributions that CICA International may make to Citizens, its parent company.

The BMA measures an insurer's risk and determines appropriate levels of capitalization by using a risk-based capital model called the Bermuda Solvency Capital Requirement ("BSCR"), which CICA International uses to calculate its solvency requirements. The BSCR employs a standard mathematical model that correlates the risk underwritten by Bermuda insurers to their capital.

In order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation or excess risk, the BMA requires Bermuda insurers to maintain available statutory capital and surplus at a level equal to or in excess of the enhanced capital requirement, which requires a threshold capital level (termed the Target Capital Level ("TCL")), of 120% of a company's enhanced capital requirement. The TCL serves as an early warning tool for the BMA. In addition to being required to meet the TCL, at the request of the BMA, on April 15, 2021, Citizens and CICA International entered into a "Keep Well Agreement." The Keep Well Agreement requires Citizens to contribute up to $10 million in capital to CICA International as necessary to ensure that the company has a minimum capital level of 120%.

Puerto Rico

CICA PR, our Puerto Rico domiciled subsidiary, is regulated by the Puerto Rico Office of the Insurance Commissioner ("OIC") and is licensed pursuant to Chapter 61 of the Puerto Rico Insurance Code (the "Insurance Code"). Although Puerto Rico is a U.S. territory, it has its own tax code and own insurance code, including a provision under its Insurance Code (Chapter 61) that allows CICA PR to be established as an "international insurer" and thus export insurance to international markets. Like in Bermuda, we may not insure risks of residents of Puerto Rico with this type of license and we do not issue policies to U.S. risks through CICA PR.

The Insurance Code does not specifically set forth minimum capital and surplus standards, but rather requires that an insurer submit a business plan for approval to the OIC that includes proposed minimum capital and surplus. CICA PR is required to maintain a minimum of $750,000 in capital and maintain a premium to surplus ratio of 7 to 1. The Insurance Code requires us to file annual U.S. GAAP financial statements with the OIC that include schedules providing information regarding premiums written and reinsurance assumed and ceded, as well as an annual actuarial certification.

In addition to compliance with the Insurance Code, CICA PR must comply with other laws and regulations of Puerto Rico, most of which apply to our domestic subsidiaries as well, including the U.S. Bank Secrecy Act and other anti-money laundering laws and regulations of the United States.

Other International Regulation

Generally, all foreign countries in which we offer insurance products require a license or other authority to conduct insurance business in that country. Some of these countries also require that local regulatory authorities approve the terms of any insurance product sold to residents of that country. Other than Bermuda and our international license in Puerto Rico, we have never qualified to do business in any foreign country or jurisdiction and have never submitted our insurance policies for approval by any foreign or domestic insurance regulatory agency. As described above, we sell our policies to residents of foreign countries through independent marketing agencies and independent consultants located in those countries and we rely on our independent consultants to comply with laws applicable to them in marketing our insurance products in their respective countries.

We have undertaken a comprehensive compliance review of risks associated with the potential application of foreign laws to our sales of insurance policies in foreign countries. The application of foreign laws to our sales of insurance policies in foreign countries varies by country. There is a lack of uniform regulation, lack of clarity in certain regulations and lack of legal precedent in addressing circumstances similar to ours. Our compliance review has confirmed certain risks related to foreign insurance laws associated with our current business model, at least in certain jurisdictions, as described in detail in Item 1A. Risk Factors.

U.S. REGULATION

Our domestic insurance subsidiaries are primarily regulated by the insurance departments of the state in which they are domiciled (Colorado, Louisiana, Texas and Mississippi). They are also regulated in each of the 32 states and the District of Columbia in which we conduct insurance business. Additionally, as Citizens is a Colorado-based company, the Colorado Division of Insurance has supervisory authority over the holding company and all of its subsidiaries. In supervising and regulating insurance companies, state insurance departments generally aim to protect policyholders and the public rather than investors, and enjoy broad authority and discretion in applying applicable insurance laws and regulation for that purpose. The extent of this regulation varies, but most U.S. jurisdictions have laws and regulations based upon the National Association of Insurance Commissioners ("NAIC") model rules governing the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, credit for reinsurance and requirements of capital adequacy, and the business conduct of insurers, including marketing and sales practices and claims handling. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and the approval of rates for certain types of insurance products.

Risk-based capital ("RBC") requirements are imposed on life and property and casualty insurance companies. The NAIC has established minimum capital requirements in the form of RBC. RBC requirements weight the type of business underwritten by an insurance company, the quality of its assets, and various other aspects of an insurance company's business to develop a minimum level of capital called "authorized control level risk-based capital" and compares this level to adjusted statutory capital that includes capital and surplus as reported under statutory accounting principles, plus certain investment reserves. Should the ratio of adjusted statutory capital to control level risk-based capital fall below 200%, a series of actions would be required by the affected company, including submitting a capital plan to the department of insurance in the insurance company's state of domicile.

Insurance regulatory authorities (including state law enforcement agencies and attorneys general) periodically make inquiries and regularly conduct examinations regarding compliance by us and our subsidiaries with insurance and other laws and regulations regarding the conduct of our insurance businesses. It is our practice to fully and consistently cooperate with such inquiries and examinations and take corrective action when warranted.

Because Citizens is a holding company that directly and indirectly owns insurance operating subsidiaries, we are also subject to regulation in our four domiciliary states that require us to furnish the respective insurance regulators with financial and other information concerning the operations of, and the interrelationships and transactions among, the companies within our holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Generally, these laws and regulations require that all transactions within a holding company system between an insurer and its affiliates be fair and reasonable and that the insurer's statutory capital and surplus following any transaction with an affiliate be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. For certain types of agreements and transactions between an insurer and its affiliates, these laws and regulations require prior notification to, and non-disapproval or approval by, the insurance regulatory authority of the insurer's jurisdiction of domicile. These laws also require that a controlling party obtain the approval of the insurance commissioner of the insurance company's jurisdiction of domicile prior to acquiring or divesting control of the insurer.

The payment of dividends or other distributions to Citizens by our insurance subsidiaries is also regulated by the insurance laws and regulations of their respective state or jurisdiction of domicile. The laws and regulations of some of these jurisdictions also prohibit an insurer from declaring or paying a dividend except out of its earned surplus or require the insurer to obtain regulatory approval before it may do so. In addition, insurance regulators may prohibit the payment of ordinary dividends or other payments by our insurance subsidiaries to us (such as a payment under a tax sharing agreement or for employee or other services) if they determine such payment could be adverse to policyholders or insurance contract holders of the subsidiary.

While primarily regulated at the state level, our domestic business is subject to federal laws and regulations, such as the USA Patriot Act of 2001, the Foreign Corrupt Practices Act, the Gramm-Leach-Bliley Act of 1999, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Tax Cuts and Jobs Act, are examples of U.S. laws that affect our business. We are subject to comprehensive regulations under the USA Patriot Act and the U.S. Bank Secrecy Act with respect to money laundering, as well as federal regulations regarding privacy and confidentiality. Our U.S.-based insurance products and thus our businesses also are affected by U.S. federal, state and local tax laws.

HUMAN CAPITAL RESOURCES

Composition and Demographics

Our human capital is a critical component to our success. Our employees implement and drive our strategic initiatives and contribute to the success of our products (development, underwriting, pricing adequacy, customer service), promotions and processes. Our employees in our claims department are ultimately tasked with "keeping our promise". Our independent consultants and agents also drive our key goals, as they sell our insurance products and provide local services to our global base of policyholders. We also believe that we derive a great deal of strength from our diverse workforce. Fostering an equitable and inclusive workplace with diverse teams produces more creative solutions and results in more innovative products and services and is crucial to our efforts to attract, develop and retain key talent.

As of December 31, 2022, we had 224 employees. The pie charts below illustrate the gender, racial, ethnicity, and generational make-up of our total employee workforce as of such date.

Total Workforce



Management Level or Higher



Racial/Ethnic Composition of Total Workforce



Racial/Ethnic Composition of Management Level or Higher



Generational Composition of Total Workforce



Generational Composition of Management Level or Higher



We determine race, ethnicity, gender, and generation based on our employees' self-identification or other information compiled to meet requirements of the U.S. government.

None of our employees are subject to a collective bargaining agreement.

We do not utilize captive employee agents to distribute our products and thus contract with almost 1,000 actively producing independent consultants internationally and almost 600 independent agencies and agents domestically to sell and service our insurance products. Our independent agents generally reflect the demographics of the areas in which they sell their products, *i.e.*, our agents in Latin America are almost all Hispanic or Latino and our agents in Taiwan are almost all Asian.

In order to continue to develop, sell and administer our products, it is crucial that we continue to attract and retain both experienced employees and independent agents.

Compensation and Benefits

Our compensation program is designed to attract and retain talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our stockholders. We provide employees with compensation packages that include base salary and annual performance-based bonus opportunities that include cash, and for our executive officers, long-term equity awards in the form of restricted stock units ("RSUs"). We believe that a compensation program with both short-term cash awards and long-term equity awards provides fair and competitive compensation and aligns employee and stockholder interests. In addition to cash and equity compensation, we also offer standard employee benefits such as life and health (medical, dental and vision) insurance, HSA contributions, paid parental leave, and a 401(k) plan.

Independent agents work for themselves and may sell insurance policies for a variety of insurers and make most of their money through sales commissions and bonuses. We attract and retain our independent agent sales force through the use of our commission structure and agent campaigns and promotions, including annual sales conventions. We believe that our standard commission structure is attractive and competitive in the market. In our Life Insurance segment, we believe our campaigns and promotions provide an extra incentive to agents that not only promote first year premium growth, but also create improvements within policyholder retention. In our Home Service Insurance segment, we believe our agent campaigns and promotions are critical in attracting and retaining our independent agent sales force. This business contains a large block of existing in force policies. To ensure we maintain this book of business, the agent campaigns and promotions provide an extra incentive to not only grow the business but to collect on the existing policies. We believe that creating agent campaigns and promotions with additional incentives provides long-term value for our shareholders.

Wellness

We are committed to the health and safety of our work force and compliance with applicable regulatory and legal requirements. In response to the COVID-19 pandemic, in 2021 we implemented operating changes that we determined were in the best interest of the health of our employees, including offering a hybrid work environment where our employees can work part- or full-time from home, depending on their position and circumstances. We have continued with the hybrid work environment as it offers employees flexibility and helps attract and retain talent. We also have implemented training programs to assist our independent agents with online sales efforts in order to minimize face-to-face interactions with potential customers and our policyholders when necessary.

Item 1A.   RISK FACTORS

As a smaller reporting company, we are not required to disclose information required by this Item 1A. However, we have elected to provide the following discussion of risks as we feel it is important to provide adequate information to our investors regarding the risks of investing in our securities. If any of these risks develop into actual events, our business, financial condition, results of operations or cash flows could be materially and adversely affected, and, as a result, the trading price of our Class A common stock could decline. These risk factors may also be important to understanding other statements in this Form 10-K. The following information should be read in conjunction with Part I. Item 3. Legal Proceedings, Part II. Item 7. Management's Discussion and Analysis of Financial Condition and

Results of Operations and the consolidated financial statements and accompanying notes in Part II. Item 8. Financial Statements and Supplementary Data of this report.

Because of the following factors, as well as other factors affecting the Company's financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

A SUBSTANTIAL PORTION OF OUR REVENUE IS GENERATED FROM INSURANCE PRODUCTS SOLD OUTSIDE OF THE UNITED STATES. WHILE OUR PRODUCTS ARE PRICED AND PAID FOR IN U.S. DOLLARS, OUR FOREIGN BUSINESS MAY SUBJECT US TO SEVERAL RISKS.

Our sales to residents of foreign countries expose us to unknown risks related to foreign regulation, foreign currency and tax laws, and political instability. A significant loss of sales in these foreign markets would have a material adverse effect on our results of operations and financial condition.

International Regulatory Risks. A substantial majority of our direct insurance premiums, approximately 69% at December 31, 2022, are from policyholders in foreign countries, primarily those in Latin America and the Pacific Rim. Prior to January 1, 2023, these policies were issued by our Bermuda subsidiary, CICA International, and as of January 1, 2023, are issued by our Puerto Rico subsidiary, CICA PR. Our products are sold by independent consultants who are located in the foreign countries in which the policies are sold. Generally, the foreign countries in which we offer insurance products require either us and/or our independent consultants to obtain a license or register to conduct insurance business in that country. Some of these countries also require that local regulatory authorities approve the terms and rates of any insurance product sold to residents of that country. Some of these countries have laws that state that their residents may not purchase life insurance from us or a consultant may not sell life insurance on our behalf unless we become qualified to do business in that country or unless our policies receive prior approval from their insurance regulators. Others have a "consumption abroad" model where their residents may purchase unregistered products only if they are outside of their country when the purchase is made. Other than Puerto Rico and Bermuda, where CICA PR and CICA International are domiciled, respectively, we have never registered to do business in these countries or sought to have our products approved by a governmental authority.

While we have undertaken a comprehensive compliance review of risks associated with the potential application of foreign laws to our sales of insurance policies in foreign countries, the laws vary by country and there is a lack of uniform regulation and lack of clarity in certain regulations and thus we face various risks associated with the application of foreign laws to these sales. There is a risk that foreign governments where we sell our products will become more aggressive in enforcing any perceived violations of their laws and seek to impose monetary fines, criminal penalties, and/or order us to cease our sales in that jurisdiction. There is no assurance that, if a foreign country were to require that we qualify to do business in that country or submit our policies for approval by that country's regulatory authorities, we would be able to, or would conclude that it is financially reasonable to comply with those requirements.

We have sought to mitigate the risks described above by, among other things, not locating any of our offices or assets in these foreign countries or jurisdictions, and selling policies only through independent consultants rather than our own employees. We rely on our independent consultants to comply with laws applicable to them in marketing and servicing our insurance products in their respective countries. There is no assurance that these precautionary measures, practices and policies will partially or entirely mitigate the risks associated with the potential application of foreign laws to our sales of insurance policies in our foreign markets. Although the Company believes that these foreign regulators do not have jurisdiction over the Company and that any actions, including fines, may be unenforceable against the Company, any regulatory action could otherwise absorb Company time and resources away from its business operations or the Company may choose to pay such fines in order to do business in a particular country. Alternatively, the Company may determine that the risks associated with a particular market and its regulatory environment outweigh the benefits of conducting further business in that market and discontinue doing business there.

Any actions by a foreign government to enforce these laws against us could cause disruption to the marketing and sale of our policies in that country or our withdrawal from doing business in that country, which could have a material adverse effect on our premium revenue, our costs and expenses and on our results of operations and financial condition.

International Currency and Tax Risks. While we only sell U.S. dollar denominated products, currency control laws or other currency exchange restrictions in foreign countries could materially adversely affect our revenues by limiting the ability of our policyholders in such countries to pay premiums in U.S. dollars or to receive U.S. dollar benefits. Difficulties in transferring funds from or converting currencies to U.S. dollars in certain countries could cause an increase in fees and costs associated with such payments or receipt of benefits and therefore make our products less attractive to such policyholders.

Bermuda participates in the Common Reporting Standard (CRS), which is an information standard for the automatic exchange of information regarding financial accounts on a global level, among tax authorities who participate in CRS. CICA International complies with CRS reporting requirements and therefore we send required account information to certain foreign tax regulators. Taxes imposed upon our policyholders by these foreign countries may cause our products to be less attractive than other products which may be more tax-advantaged. A significant loss of sales or surrenders due to tax reporting could materially impact our business.

International Political Risks. Many of the countries in which we operate have a history of political instability, including regime changes, political uprisings, and anti-democratic or anti-U.S. policies. The ability of people living in these countries to purchase and continue to make premium payments on our insurance policies and our ability to sell our policies in those countries through our independent consultants or otherwise may be adversely affected by political instability. Given the nature of our products, in an economic environment characterized by higher unemployment, lower personal income and reduced consumer spending, new product sales may be adversely affected. During such periods, we may also experience higher claims, longer claims duration, increase in policy lapses and/or increase in surrenders, any of which could have a material adverse effect on our results of operations or financial condition. In addition, the imposition of U.S. sanctions against foreign countries where our policyholders reside could make it difficult for us to continue to issue new policies and receive premiums from policyholders in those countries.

We face significant competition in our international markets. If we are unable to compete effectively in these markets, our business, results of operations and profitability may be adversely affected.

CICA PR and CICA International offer U.S. dollar-denominated life insurance products to individuals residing in foreign countries and we depend on the ability of our independent consultants in foreign countries to effectively distribute our products. We experience considerable competition, primarily from the following sources, many of which have substantially greater financial, marketing and other resources than we have:

- Foreign companies with U.S. dollar-denominated policies. We face direct competition from companies that operate in the same manner as we do in our international markets, including from a company formed by some of our former employees and independent consultants who we have sued for, among other things, unfair competition (see, Part I. Item 3. Legal Proceedings);
- Foreign companies with locally operated subsidiaries that are registered in those countries and offer both local jurisdiction-regulated products in local currency and off-shore U.S. dollar-denominated policies. This arrangement creates competition in that the U.S. dollar-denominated policies are cross-sold with high-need local insurance policies such as health insurance; and
- Locally operated companies with local currency policies. We compete with companies formed and operated in the country in which our foreign insureds reside.

In addition, from time to time, companies enter and exit the markets in which we operate, thereby increasing competition at times when there are new entrants. We may lose business to competitors offering competitive products at lower prices, or for other reasons.

Since we rely on independent consultants for distribution of our products in foreign markets, regulation and licensing requirements imposed upon our Company may impact our ability to attract and retain effective sales representatives, who may choose to distribute products of our competitors.

There can be no assurance that we will be able to compete effectively in any of our markets. If we do not, our business, results of operations and financial condition will be materially adversely affected.

We face a greater risk of money laundering activity associated with sales derived from residents of certain foreign countries.

Some of our top international markets are in countries identified by the U.S. Department of State as jurisdictions of high risk for money laundering. As required by the U.S. Bank Secrecy Act regulations, the Bermuda Proceeds of Crime Act 1997 and the Proceeds of Crime (Anti-Money Laundering and Anti-Terrorist Financing) Regulations 2008 applicable to insurance companies, we have developed and implemented an anti-money laundering, anti-terrorist financing and sanctions program ("AML/ATF and Sanctions Program") that includes policies, procedures, controls, independent testing, reporting and recordkeeping requirements for deterring, preventing and detecting potential money laundering, terrorist financing, fraud and other criminal activity in order to comply with U.S. and Bermuda laws. We have an enhanced AML/ATF and Sanctions Program with additional controls, such as watch-list screening beyond sanctions screening required by the U.S. Office of Foreign Assets Control ("OFAC") and the Financial Sanctions Implementation Unit of Bermuda, enhanced payment due diligence and transaction controls. However, there can be no assurance that these enhanced controls will entirely mitigate money laundering risk associated with these jurisdictions.

PRODUCT - RELATED RISKS

BECAUSE MOST OF OUR REVENUE DERIVES FROM COLLECTION OF PREMIUMS ON OUR PRODUCTS, OUR OVERALL FINANCIAL PERFORMANCE DEPENDS PRIMARILY UPON THE PRICING OF OUR INSURANCE PRODUCTS AND THE ACCURACY OF OUR PRICING ASSUMPTIONS. CHANGES IN ACTUAL EXPERIENCE, IMPROPER EVALUATION OF UNDERWRITING RISK AND MISMANAGEMENT OF CLAIMS HANDLING COULD SIGNIFICANTLY INCREASE OUR BENEFIT AND EXPENSE COSTS AND THUS NEGATIVELY AFFECT OUR PROFITABILITY AND FINANCIAL CONDITION.

The Company's success depends on its ability to accurately underwrite risks and to charge adequate premiums to policyholders.

The Company's financial condition, liquidity and results of operations largely depend on the Company's ability to underwrite and set premiums accurately for the risks it faces. Premium rate adequacy is necessary to generate sufficient premiums to cover our cost of sales, costs of operations (including payment of policy benefits) and to earn a profit. In order to price products accurately, the Company must develop and apply appropriate morbidity and mortality estimates, closely monitor and timely recognize changes in trends, and project both severity and frequency of losses with reasonable accuracy to cover these risks. The Company must also review and properly underwrite applications for life insurance in order to charge a sufficient premium to its policyholders. The Company's ability to undertake these efforts successfully is subject to a number of risks and uncertainties, including, without limitation:

- availability of sufficient reliable data;
- incorrect or incomplete analysis of available data;
- uncertainties inherent in estimates and assumptions;
- selection and application of appropriate rating formulae or other pricing methodologies;
- adoption of successful pricing strategies;
- prediction of policyholder life expectancy and retention;
- unforeseen events that may cause our estimates to be wrong (such as the COVID-19 pandemic);
- unanticipated legislation, regulatory action or court decisions; or
- unexpected changes in interest rates or inflation.

Such risks may result in the Company's pricing being based on outdated, inadequate, or inaccurate data, or inappropriate analyses, assumptions, or methodologies, and may cause the Company to estimate incorrectly future changes in the frequency or severity of claims. As a result, the Company could underprice risks, which would negatively affect the Company's margins, or it could overprice risks, which could reduce the Company's volume and competitiveness. The Company's ability to accurately underwrite risks in insurance products depends in part on its ability to forecast such changes and trends. If it is not successful in doing so, the Company's operating results, financial condition, and cash flow could be materially adversely affected.

__Pricing accuracy depends upon our ability to project future losses based on historical loss experience, including policyholder retention. Unanticipated increases in early policyholder withdrawals or surrenders or elections by policyholders to receive lump sum payouts at maturity could negatively impact liquidity.__

A primary liquidity concern is the risk of unanticipated or extraordinary early policyholder withdrawals or surrenders. Our insurance policies include provisions, such as surrender charges, that help limit and discourage early withdrawals. We also track and manage liabilities and align our investment portfolio in an effort to maintain sufficient liquidity to support anticipated withdrawal demands. However, early withdrawal and surrender levels may differ from anticipated levels for a variety of reasons, including changes in economic conditions, changes in policyholder behavior or financial needs, changes in relationships with our independent consultants, efforts by foreign governments to tax policyholders or increases in surrenders among policies that have been in force for more than fifteen years and are no longer subject to surrender charges.

In addition, we face potential liquidity risks if policyholders with mature policies elect to receive lump sum distributions at greater levels than anticipated. Our whole life and endowment products provide the policyholder with alternatives once the policy matures. The policyholder can choose to take a lump sum payout or leave the money on deposit at interest with the Company. The Company has a significant amount of aging endowment products that have begun reaching their maturities and policyholder election behavior is not known. It is uncertain how policyholders will react in response to these maturities. If a large number of policyholders elect lump sum distributions, the Company could be exposed to liquidity risk in years of high maturities.

If we experience unanticipated early withdrawal or surrender activity or greater than expected lump sum distributions of endowment maturities and we do not have sufficient cash flow from our insurance operations to support payment of these benefits, we may have to sell our investments in order to meet our cash needs or be forced to obtain third-party financing. The availability of such financing will depend on a variety of factors, such as market conditions, the availability of credit in general or more specifically in the insurance industry, the strength or weakness of the capital markets, the volume of trading activities, our credit capacity, and the perception of our long- or short-term financial prospects if we incur large realized or unrealized investment losses or if the level of business activity declines due to a market downturn. Therefore, if we are forced to sell our investments on unfavorable terms or obtain financing with unfavorable terms, it could have an adverse effect on our liquidity, results of operations and financial condition.

__Our largest expense is payments of claims and surrenders to our policyholders. Mismanagement of claims handling or increased fraudulent claims could negatively impact our costs and financial condition.__

Proper claims handling is critical to managing our benefit expenses. Many factors can affect the Company's ability to pay claims accurately, including the following:

- the training, experience, and skill of the Company's claims representatives;
- the extent of fraudulent claims and the Company's ability to recognize and respond to such claims;
- the claims organization's culture and the effectiveness of its management; and
- the Company's ability to develop or select and implement appropriate procedures, technologies, and systems to support claims functions.

The Company's failure to pay claims fairly, accurately, and in a timely manner, or to deploy claims resources appropriately, could result in unanticipated costs, lead to material litigation, undermine customer goodwill and the Company's reputation in the marketplace, impair its brand image and, as a result, materially and adversely affect its competitiveness, financial results, prospects, and liquidity.

__Higher than expected policyholder claims related to unforeseen events may negatively impact our premium revenues, increase our benefits and expense costs and increase our reinsurance costs, thus negatively affecting our financial condition.__

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, such as COVID-19, or other widespread health emergency (or concerns over the possibility of such an emergency), cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, extreme climate-related incidents or events or other natural disasters, could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business. Below are two examples of how unforeseen events and the risks they pose could impact our business.

COVID-19 pandemic. The COVID-19 pandemic has negatively impacted certain aspects of our business and, depending on severity and duration, could have a material adverse effect on our financial condition, results of operations and overall business operations in the future. Due to the uncertain nature of the COVID-19 pandemic and its variants and impacts, we cannot fully estimate the duration or full impact of the COVID -19 pandemic on our business. Some of the most significant risks related to the ongoing COVID-19 pandemic include higher level of claims, decreased premium revenue due to disruption to our workforce and distribution channels, travel and business restrictions. Some potential future risks include (i) the adequacy of our pricing assumptions due to long-term effects of COVID-19, (ii) our ability to adequately underwrite risks related to COVID-19 survivors, and (iii) our ability to ensure the safety of our employees and potential lawsuits related to safety and/or workplace policies. Additionally, the COVID-19 pandemic has led to reliance on digital distribution and development of digital sales and service platforms in order to offset social distancing measures and thus our ability to develop and maintain these platforms and protect them from cyber risk is critical to our ongoing success.

Climate Change. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes, tsunamis and man-made catastrophes may produce significant damage or loss of life in larger areas, especially those that are heavily populated. SPFIC sells property insurance policies in Louisiana and Arkansas. Climate change, including rising temperatures and changes in weather patterns, could impact storm frequency and severity in our coverage areas, which could materially impact our financial performance. Furthermore, since we obtain catastrophic storm reinsurance, storm frequency could cause us to have to obtain additional reinsurance, which negatively impacts our premium revenue. Since we operate in a highly regulated and competitive environment, we may not be able to raise our rates sufficiently to recoup our losses. Additionally, the volume and severity of storms increases the risks of writing property insurance in coastal areas, which could cause us to change our business model, negatively impacting our revenue and earnings.

Reinsurance may not be available or affordable, or reinsurers may be unwilling or unable to meet their obligations under our reinsurance contracts, which may adversely affect our results of operations or financial condition.

As part of our overall risk management and capital management strategies, we purchase reinsurance for certain risks underwritten by our various insurance subsidiaries. Market conditions beyond our control determine the availability and cost of reinsurance. Any decrease in the amount of reinsurance will increase our risk of loss and may impact the level of capital requirements for our insurance subsidiaries, and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our results of operations. Accordingly, we may be forced to incur additional expenses for reinsurance or may be unable to obtain sufficient reinsurance on acceptable terms, which may adversely affect our ability to write future business, result in the assumption of more risk with respect to the policies we issue, and increase our capital requirements. The collectability of our reinsurance recoverable is primarily a function of the solvency of the individual reinsurers. We cannot provide assurance that our reinsurers will pay the reinsurance recoverable owed to us or that they will pay these recoverables on a timely basis. The insolvency of a reinsurer or the inability or unwillingness of a reinsurer to comply with the terms of a reinsurance contract may have an adverse effect on our results of operations or financial condition.

Our actual claims losses may exceed our reserves for claims and we may be required to establish additional reserves, which in turn may adversely impact our results of operations and financial condition.

We maintain reserves to cover our estimated exposure for claims relating to our issued insurance policies. Reserves do not represent an exact calculation of exposure, but instead represent our best estimates using actuarial and statistical procedures. Reserve estimates are refined as experience develops, and adjustments to reserves are reflected in our statements of operations for the period in which such estimates are updated. Because establishing reserves is an inherently uncertain process involving estimates of future losses, future developments may require us to increase policy benefit reserves, which restricts our use of cash to the extent of such increased reserves and increases expenses, negatively affecting our results of operations and financial condition in the periods in which such increases occur.

We may be required to accelerate the amortization of deferred acquisition costs, which would increase our expenses and adversely affect our results of operations and financial condition.

At December 31, 2022, we had $140.2 million of deferred policy acquisition costs, or DAC. DAC represents costs that are directly related to the successful sale and issuance of our insurance policies, which costs are deferred and amortized over the premium paying period of the related insurance policies. These costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material costs and some support costs, such as underwriting and contract and policy issuance expenses.

Under U.S. GAAP for our type of insurance products, DAC is amortized over the premium-paying period of the policies. Because DAC is amortized over such period, unexpected changes from our assumptions that shorten the premium-paying period, such as increased lapse and surrender rates, or lower persistency in the early years of a policy, would cause us to have to accelerate the amortization of DAC. We regularly review the quality of our DAC to determine if it is recoverable from future income. If these costs are not recoverable, the amount that is not recoverable is charged to expenses in the financial period in which we make this determination. Unfavorable experience with regards to expected expenses, investment returns, surrender and other policy charges, mortality, morbidity, lapses or persistency may cause us to increase the amortization of DAC or to record a current period expense to increase benefit reserves, any of which could have a material adverse effect on our results of operations and financial condition.

THE DISTRIBUTION OF OUR PRODUCTS THROUGH INDEPENDENT CONSULTANTS REDUCES OUR CONTROL OVER SALES AND DISTRIBUTION AND THUS SUBJECTS US TO CERTAIN RISKS THAT COULD NEGATIVELY IMPACT OUR REVENUES, OUR IN-FORCE BUSINESS, AND OUR BENEFITS AND EXPENSE COSTS.

Sales of our insurance products could decline if we are unable to establish and maintain relationships with independent marketing agencies, independent consultants and agents.

We depend almost exclusively on the services of independent marketing agencies, independent consultants, and agents for the distribution of our products. These agencies, agents and consultants are key to the development and maintenance of our relationships with our policyholders. Significant competition exists among insurers in attracting and maintaining marketers of demonstrated ability. Some of our competitors may offer better compensation packages or commissions or induce agents to sell their products due to their broader product offerings, more distribution resources, better brand recognition, more competitive pricing, lower cost structures or greater financial strength or claims paying ratings than we have. We compete with other insurers for marketing agencies, agents and independent consultants primarily on the basis of our compensation, products and support services. Any reduction in our ability to attract and retain effective sales representatives could materially adversely affect our revenues, results of operations and financial condition.

Additionally, as we disclosed in Item 3. Legal Proceedings, we are subject to a risk of our independent consultants leaving our Company to sell products for a competitor and inducing our policyholders to lapse or surrender their policies, or otherwise terminate their relationship with us, in order to purchase products from the independent consultant with our competitor company.

There may be adverse tax, legal or financial consequences if our sales representatives are determined not to be independent consultants.

Our sales representatives are independent consultants who operate their own businesses. Although we believe that we have properly classified our representatives as independent consultants, there is nevertheless a risk that the IRS, a foreign agency, a court or other authority will take the different view that our sales representatives should be classified as employees. The tests governing the determination of whether an individual is considered to be an independent consultant or an employee are typically fact-sensitive and vary from jurisdiction to jurisdiction. Laws and regulations that govern the status and misclassification of independent sales representatives are subject to change and interpretation.

If there is a change in the manner in which our independent consultants are classified or an adverse determination with respect to some or all of our independent consultants by a court or governmental agency, we could incur significant costs in complying with such laws and regulations, including in respect of tax withholding, social security payments, government and private pension plan contributions and recordkeeping, or we may be required to modify our business model, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, there is the risk that we may be subject to significant monetary liabilities arising from fines or judgments as a result of any such actual or alleged non-compliance with applicable federal, state, local or foreign laws.

LEGAL REGULATION AND RISKS

INSURANCE IS A HIGHLY REGULATED BUSINESS. REGULATIONS VARY FROM JURISDICTION TO JURISDICTION AND MAY CHANGE FROM TIME TO TIME. THESE REGULATIONS AFFECT OUR OPERATIONS AND CHANGES COULD NEGATIVELY IMPACT OUR CASH FLOW, THE RESULTS OF OUR OPERATIONS, OUR LIQUIDITY AND OUR FINANCIAL CONDITION.

In addition to the legal risks related to our international operations discussed above in this Item 1A, Risk Factors, we are subject to risks related to the laws and regulations in the jurisdictions where we are domiciled and registered to do business, including Bermuda, Puerto Rico and various U.S. states. These material risks are described below.

Our insurance subsidiaries are subject to minimum capital and surplus requirements, and any failure to meet these requirements could subject us to regulatory action or other restrictions.

The capacity for an insurance company's growth in premiums is partially a function of its required statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices prescribed or permitted by a company's jurisdiction of domicile, is considered important by insurance regulatory authorities. Failure to maintain required levels of statutory surplus could result in increased regulatory scrutiny and enforcement action by regulatory authorities.

Our insurance subsidiaries are subject to minimum capital and surplus requirements in the U.S., Bermuda, and Puerto Rico as described below. If we fail to meet these standards and requirements, our various regulators may require specified actions to be taken, including without limitation:

- restricting distributions from our subsidiaries to Citizens; or
- requiring Citizens to contribute additional capital to a subsidiary; or
- requiring Citizens to enter into a guaranty or other agreement to contribute capital to such subsidiary under certain circumstances;

all of which could have a material and adverse impact on the Company's competitiveness, operational flexibility, financial condition, and results of operations. Additionally, failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny or action by regulatory authorities.

In April 2021, Citizens and CICA International entered into a Keep Well Agreement, as described in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources. If CICA International's minimum capital level fell below the minimum required by the BMA, Citizens may have to contribute capital to CICA International, which could negatively impact our capital resources and liquidity.

Citizens is a holding company that has minimal operations of its own and depends on the ability of our insurance subsidiaries to pay dividends or make service payments to us in sufficient amounts to fund our operations. If they cannot make such payments, Citizens may need to sell its investments or seek external capital to cover its operational costs.

As a holding company, our assets consist of the capital stock of our subsidiaries, cash and investments. Accordingly, we rely primarily on statutorily permissible payments from our insurance company subsidiaries, principally through dividends or service agreements we have with our subsidiaries, to meet our working capital needs. As discussed above, the ability of our insurance company subsidiaries to make payments to us is subject to regulation by the states and jurisdictions in which they are domiciled, and in addition to maintaining minimum capital and surplus ratios, these payments depend primarily on regulatory approval of dividend payments and approved service agreements between us and these subsidiaries.

Except to the extent that we are a creditor with recognized claims against our subsidiaries, claims of our subsidiaries' creditors, including policyholders, have priority with respect to the assets and earnings of the subsidiaries over the claims of other creditors (including us) and shareholders. If any of our subsidiaries become insolvent, liquidates or otherwise reorganizes, our policyholders will have a priority to receive the assets of such subsidiary and Citizens may have no rights to receive cash or other assets of such subsidiaries.

If our internal sources of liquidity prove to be insufficient to cover our holding company operations, we may have to sell investments earlier than we want to sell them or in less than favorable market conditions, or we may have to seek external sources of capital. Out of an abundance of caution, in May 2021, we entered into a Credit Facility with Regions Bank. See Part IV, Item 15, Note 7, Commitments and Contingencies in the notes to our consolidated financial statements, herein, for a description of the Credit Facility. To date, we have not utilized the Credit Facility, but if internal sources of capital are not sufficient to meet our operating needs, we may need to utilize the Credit Facility or increase the borrowing availability under the Credit Facility. We may also need to raise capital through issuing our stock. Borrowing money, increasing our borrowing availability under the Credit Facility or obtaining financing for even a small amount of capital could be challenging or expensive in unfavorable market conditions and during periods of economic uncertainty. The availability of financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry, and the possibility that customers or lenders could develop a negative perception of our financial prospects. Raising capital in unfavorable market conditions could increase our interest expense or negatively impact our shareholders through dilution of their common stock ownership of the Company.

Citizens and our insurance subsidiaries are subject to extensive governmental regulation in Puerto Rico, Bermuda and in the U.S. The rules and regulations to which we are subject may change and impose greater restrictions on our business, which could increase our costs of doing business, restrict the conduct of our business, increase capital requirements for our insurance subsidiaries and negatively impact our results of operations, liquidity and financial condition.

CICA International is registered in Bermuda and is subject to regulation by the Bermuda Monetary Authority ("BMA") and the provisions of the Bermuda Insurance Act and the rules and regulations promulgated thereunder, as well as other laws which apply to Bermuda-based companies, such as compliance with Common Reporting Standards, which are administered by the Bermuda Ministry of Finance ("MOF"). Citizens and our domestic insurance subsidiaries are subject to extensive regulation and supervision in U.S. jurisdictions where we are domiciled and where we do business. These rules and regulations require us to comply with privacy, anti-money laundering, bank secrecy, anti-corruption and foreign asset control laws among others.

CICA PR is registered in Puerto Rico and is subject to regulation by the Puerto Rico Office of the Insurance Commissioner ("OIC"). As a Puerto Rico International Insurer, CICA PR is governed by Chapter 61 of the Puerto Rico Insurance Code. Additionally, CICA PR must comply with other laws and regulations of Puerto Rico, most of which apply to our domestic subsidiaries as well, including the U.S. Bank Secrecy Act and other anti-money laundering laws and regulations of the United States.

In the U.S., we are subject to federal laws, as well as state-level regulation, including a requirement to obtain approval of forms and rates in the states we sell our insurance policies. Insurance company regulation is generally designed to protect the interests of policyholders, with substantially lesser protections to shareholders of the regulated insurance companies. To that end, all the U.S. states in which we do business have insurance regulatory agencies with broad legal powers with respect to licensing companies to transact business, mandating capital and surplus requirements, regulating claims practices, approving service agreements between a holding company and its operating subsidiary, restricting companies' ability to enter and exit markets, and restricting or prohibiting the payment of dividends by our subsidiaries to us.

The BMA, OIC, and most U.S. insurance regulatory authorities have broad discretion to grant, renew, suspend and revoke licenses and approvals, and could preclude or temporarily suspend us from carrying on some or all of our activities, including acquisitions of other insurance companies, require us to add capital to our insurance company subsidiaries, or fine us. If we are unable to maintain all required licenses and approvals, or if our insurance business is determined not to comply fully with the wide variety of applicable laws and regulations and their interpretations, our revenues, results of operations and financial condition and our reputation could be materially adversely affected.

FINANCIAL REGULATION AND RISKS

Changes in accounting standards may adversely affect our reported results of operations and financial condition.

Our consolidated financial statements are subject to the application of GAAP in the U.S. and Bermuda, which is periodically revised and/or expanded. Accordingly, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board ("FASB"), the BMA and the National Association of Insurance Commissioners ("NAIC"). Future accounting standards we adopt, including the FASB's Accounting Standard Update related to long-duration insurance contracts (known as LDTI), will change current accounting and disclosure requirements applicable to our consolidated financial statements. These changes including underlying assumptions, projections, estimates or judgments/interpretations by management, could have a material adverse effect on our business, financial condition and results of operations. In addition, the required adoption of new accounting standards may result in significant incremental costs associated with initial implementation and ongoing compliance. See Note 1. Summary of Significant Accounting Policies in the notes to our consolidated financial statements contained herein for additional information regarding accounting updates.

Unexpected losses in future reporting periods may require us to record a valuation allowance against our deferred tax assets.

Under U.S. GAAP, we are required to evaluate our deferred tax assets ("DTA") quarterly for recoverability based on available evidence. This process involves management's judgment about assumptions, which are subject to change from period to period due to tax rate changes or variances between our projected operating performance and our actual results. Ultimately, future adjustments to the DTA valuation allowance, if any, will be determined based upon changes in the expected realization of the net deferred tax assets. The realization of the deferred tax assets depends on the existence of sufficient taxable income in either the carry back or carry forward periods under applicable tax law. Due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that we may be required to record a valuation allowance in future reporting periods. Such an adjustment could have a material adverse effect on our results of operation and financial condition.

ECONOMIC ENVIRONMENT RISKS

INVESTMENT INCOME IS A MATERIAL PORTION OF OUR TOTAL REVENUES. CHANGING FINANCIAL CONDITIONS SUCH AS MARKET VOLATILITY, CHANGES IN INTEREST RATES, OR INFLATION MAY ADVERSELY AFFECT OUR REVENUES, OUR RESULTS OF OPERATION AND OUR FINANCIAL CONDITION.

Global or regional changes in the financial markets or economic conditions could adversely affect our business in many ways, including the following:

- Inflation, a potential recession, as well as declines in consumer confidence or increase in unemployment rates, could lead to a conservation of cash and decline in the volume of new sales and, renewal premiums, or increased surrenders and lapses, and therefore to a decline in our premium revenue or increase in benefit expenses paid out.

- Market volatility, specifically declining equity markets, negatively impact the fair market value of our equity securities, leading to investment-related losses that negatively affect our GAAP operating revenue and profitability.

- We are subject to credit risk in our investment portfolio. Defaults by third parties in the payment or performance of their obligations under these securities could reduce our investment income or result in the recognition of realized losses. Additionally, downgrades in the bonds in our portfolio may result in the recognition of credit related allowances and cause us to reduce the carrying value of our investment portfolio. This could negatively affect our stockholder equity.

- Low or declining interest rates could negatively affect us for some of the following reasons:
  - Our fixed maturity investment portfolio is primarily invested in callable securities. As interest rates have declined and remained ultra-low over the past decade, many of these securities were called and we have had to reinvest in lower interest rate bonds, leading to reduced net investment income and low yields.
  - Some of our products, principally endowment products and traditional whole life insurance with annuity riders, expose us to the risk that decreases in interest rates will reduce our "spread", or the difference between the amounts we are required to pay under our contracts to policyholders and the rate of return we are able to earn on our investments intended to support obligations under the contracts.
  - An interest or discount rate is used in calculating reserves for our insurance products. We set our reserve discount rate assumptions based on our current and expected future investment yield for assets supporting the reserves, considering current and expected future market conditions. If the discount rate assumed in our reserve calculations is higher than our future investment returns (due to lower interest rates), our invested assets will not earn enough investment income to support our future benefit payments. In that case, we may be required to amortize any remaining DAC, record additional liabilities and/or increase our capital contributions to our insurance subsidiaries in the period this occurs.

- Rising interest rates may negatively affect us for some of the following reasons:
  - Rising interest rates typically reduce the market values of fixed income assets, as the interest payments on such assets become less competitive relative to newer high rate fixed income instruments. This leads to material unrealized losses and negatively affects our stockholder equity.
  - Policies may become less attractive to our policyholders in a rising interest rate environment. They may surrender their policies or make early withdrawals to increase their returns, requiring us to liquidate investments and realize an actual loss.

- Some of our investments, such as mortgage-backed and other asset-backed securities, carry prepayment risk. As interest rates increase, the likelihood of prepayment is lower, as the issuer will want to make payments based on the lower interest rates. If the repayment of principal occurs later than we expected, our cash flow could be negatively impacted. As interest rates decrease, issuers are more likely to pre-pay, which could cause us to have to re-invest the pre-paid cash at lower interest rates, reducing our yields and net investment income.

- The decision of whether to record a credit loss impairment is determined by our assessment of the financial condition and prospects of a particular issuer, projections of future cash flows and recoverability as well as our ability and intent to hold the securities to recovery or maturity. We evaluate our investment portfolio for impairments. There can be no assurance that we have accurately assessed the level of impairments taken. Historical trends may not be indicative of future impairments and additional impairments may need to be taken in the future. Any event reducing the value of our securities on an other than temporary basis may have a material adverse effect on our business, results of operations, or financial condition.

THE COMPANY RELIES ON OUR INFORMATION TECHNOLOGY SYSTEMS, AND THE DATA MAINTAINED WITHIN THOSE SYSTEMS, TO MANAGE MANY ASPECTS OF OUR BUSINESS. CYBERSECURITY RISKS, THE FAILURE OF OUR SYSTEMS TO OPERATE PROPERLY AND/OR THE FAILURE TO MAINTAIN THE CONFIDENTIALITY, INTEGRITY, AND AVAILABILITY OF POLICYHOLDER AND CLAIMS DATA, INCLUDING PERSONAL IDENTIFYING INFORMATION, COULD RESULT IN A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS, REPUTATION, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our failure to maintain effective information systems could adversely affect our business.

We must maintain and enhance our existing information systems and develop and integrate new information systems to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and changing customer preferences in a cost-effective manner. If we do not maintain adequate systems, we could experience adverse consequences, including inadequate information on which to base pricing, underwriting and reserve decisions, regulatory problems, failure to meet prompt payment obligations, increases in administrative expenses and loss of customers. Our failure to maintain effective and efficient information systems, or our failure to consolidate our existing systems could have a material adverse effect on our results of operations and financial condition.

Some of our information technology systems and software are mainframe-based, legacy-type systems that require an ongoing commitment of resources to maintain current standards. Our systems utilize proprietary code requiring highly skilled personnel. Due to the unique nature of our proprietary operating environment, we could have difficulty finding personnel with the skills required to provide ongoing system maintenance and development as we seek to keep pace with changes in our products and business models, information processing technology, evolving industry and regulatory standards and policyholder needs.

We are continuously evaluating and enhancing systems and creating new systems and processes as our business depends on our ability to maintain and improve our technology. Due to the complexity and interconnectedness of our systems and processes, these changes, as well as changes designed to update and enhance our protective measures to address new threats, increase the risk of a system or process failure or the creation of a gap in our security measures. Any such failure or gap could adversely affect our business operations and results of operations.

A cyber attack or other security breach could disrupt our operations, result in the unauthorized disclosure or loss of confidential data, damage our reputation or relationships, and expose us to significant financial and legal liability, which may adversely affect our business, results of operations, or financial condition.

We store confidential information about our business and our policyholders, independent marketing firms, and independent agents, consultants and others on our information technology systems, including proprietary and personally identifiable information. As part of our normal business operations, we use this information and engage third-party providers, including outsourcing, cloud computing, and other business partners, that store, access, process, and transmit such information on our behalf. We devote significant resources and employ security measures to help protect our information technology systems and confidential information, and we have programs in place to detect, contain, and respond to information security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we and our third-party providers may be unable to anticipate these techniques or implement adequate preventative measures. In addition, hardware, software, or applications we develop or procure from third parties or through open source solutions may contain defects in design or manufacture or other problems that could unexpectedly compromise our information security. Unauthorized parties, whether within or outside our company, may disrupt or gain access to our systems, or those of third parties with whom we do business, through human error, misfeasance, fraud, trickery, or other forms of deceit, including break-ins, use of stolen credentials, social engineering, phishing, or other cyber attacks, computer viruses, malicious codes, and similar means of unauthorized and destructive tampering.

We and our third-party providers experience information security incidents from time to time. There is no assurance that our security systems and measures will be able to prevent, mitigate, or remediate future incidents. A successful penetration or circumvention of the security of our information technology systems, or those of third parties with whom we do business, could cause serious negative consequences for us, including significant disruption of our operations, unauthorized disclosure or loss of confidential information, harm to our brand or reputation, loss of customers and revenues, violations of privacy and other laws, and exposure to litigation, monetary damages, regulatory enforcement proceedings, fines, and potentially criminal proceedings and penalties. If we are unaware of the incident for some time after it occurs, our exposure could increase. In addition, the costs to address or remediate systems disruptions or security threats or vulnerabilities, whether before or after an incident, could be significant. As we continue to build our digital capabilities and focus on enhancing the customer experience, the amount of information that we retain and share with third parties is likely to grow, increasing the cost to prevent data security breaches and the cost and potential consequences of such breaches. An information technology systems failure could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators.

Although we have insurance against some cyber risks and attacks, we may be subject to litigation and financial losses that exceed our policy limits, are subject to deductibles or are not covered under any of our current insurance policies.

The failure of our business recovery and incident management processes to resume our business operations in the event of a catastrophe, an epidemic, a cyber attack, or other event could adversely affect our profitability, results of operations, or financial condition.

In the event of a disaster such as a catastrophe, an epidemic, a cyber attack, cyber security breach or other information technology systems failure, a terrorist attack, or war, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business and on our results of operations and financial condition, particularly if those problems affect our information technology systems and destroy valuable data or result in a significant failure of our internal control environment. In addition, in the event that a significant number of our employees were unavailable in the event of a disaster, our ability to effectively conduct business could be severely compromised.

The failure of our information technology and/or disaster recovery systems for any reason could cause significant interruptions or malfunctions in our or our customers' operations and result in the loss, theft, or failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to our customers. Such a failure could harm our reputation, subject us to regulatory sanctions, legal claims, and increased expenses, and lead to a loss of customers and revenues.

RISKS RELATED TO HOLDING OUR SECURITIES

The number and location of our shareholders may make it difficult to obtain approval of certain corporate actions.

Because we allow our policyholders to use their policy dividends to purchase our Class A common stock through our CISIP, we have almost 86,000 shareholders and approximately 40% of our shareholders hold less than 100 shares each. Many of these shareholders are located in Latin America and the Pacific Rim, where most of our policies are sold, and English may not be their native language. We believe that because of this, we typically have low voter turn-out at our annual meetings and therefore any proposal, such as one related to a merger or an acquisition of our Company, or an amendment to our articles of incorporation, that may require the affirmative vote of a majority of the outstanding shares of our Class A common stock, may be difficult to approve.

Our Class A common stock is not registered in any foreign country.

As mentioned above, a significant portion of our Class A common stock has been purchased under the CISIP by foreign holders of life insurance policies. The Class A common stock sold under the CISIP is registered with the SEC pursuant to a Form S-3 registration statement under the Securities Act of 1933 but is not registered under the laws of any foreign jurisdiction. If a foreign securities regulatory authority were to determine the offer and sale of our Class A common stock under the CISIP was not allowed under applicable laws and regulations of its jurisdiction, such authority may issue or assert a fine, penalty or cease and desist order against our offer and sale of Class A common stock in that foreign jurisdiction. There is a risk our Class A common stock price could be negatively impacted by a decrease in participation in the CISIP.

Applicable insurance laws in the jurisdictions where our insurance subsidiaries are domiciled may discourage takeovers and business combinations that our shareholders might consider to be in their best interests.

Insurance laws in the jurisdictions in which our insurance subsidiaries are domiciled require regulatory actions for certain transactions, such as a merger or acquisition of our Company, that our shareholders might consider in their best interests. To the extent the interests of our policyholders and stockholders conflict, the insurance regulators consider the best interests of policyholders over the best interests of our shareholders. As a result, our shareholders may be prevented from receiving the benefit from any premium to the market price of our Class A common stock that may be offered by a bidder in a takeover context or such regulatory approval requirement may delay, deter, render more difficult or prevent a takeover attempt or a change in control.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 2.   PROPERTIES

We lease our principal office at the Domain in Austin, Texas to service all business entities and operations. We lease space for our office in Bermuda related to CICA International and CICA PR and in Louisiana, Arkansas and Mississippi related to our Home Service Insurance operations. We also own properties in Louisiana related to our Home Service Insurance operations.

Item 3.   LEGAL PROCEEDINGS

The following are material pending legal proceedings in which we or any of our subsidiaries is a party or in which any of our or their property is the subject.

Trade Secret Lawsuit

On November 7, 2018, Citizens, CICA International and CICA (defined as "we", "us", "our" or "Plaintiffs" in this Item 3) filed a lawsuit in the District Court of Travis County, Texas (the "District Court") against (i) Randall Riley ("Riley"), a former Citizens executive and son of Citizens' founder Harold E. Riley, (ii) CALI, copycat companies formed by Riley and (iii) Alexis Enrique Delgado, Carlos Nalsen Landa, Enrique Pinzon Ruiz, Johan Emilio Mikuski Silva and Esperanza Peralta de Delgado, former independent consultants of Citizens (collectively, the "Los Raudales Defendants," and together with Riley and CALI, collectively the "Original Defendants").

On September 10, 2019, we filed an amended complaint and added additional defendants to the lawsuit (with the Original Defendants, collectively, "Defendants"), including (i) Michael P. Buchweitz (a former underwriter for Citizens), Jonathan M. Pollio (a former actuary for Citizens), Jeffrey J. Wood (a former Chief Financial Officer and the current Chief Financial Officer of First Trinity) and Steven A. Rekedal (former marketing officer), (ii) First Trinity Financial Corporation, and Trinity American, Inc. (collectively, "First Trinity") and International Marketing Group S.A., LLC, entities that have founded a business on the exploitation of Citizens' trade secrets and goodwill, and (iii) Gregg E. Zahn, the CEO of First Trinity. Our lawsuit claims that:

- Riley and First Trinity tortiously interfered with Citizens' contracts with its agents and former employees and that they "willfully and intentionally" induced the Los Raudales Defendants and other agents and former employees to breach those contracts by disclosing Citizens' confidential information;
- The Los Raudales Defendants were properly terminated for cause under their independent consultant contracts and thus not entitled to additional commissions under such contracts;
- Defendants stole Citizens' information in order to unfairly compete with us;
- Defendants wrongfully secured benefits from Citizens and thus Citizens is entitled to those benefits (unjust enrichment); and
- Defendants conspired to achieve the theft of Citizens' trade secrets, including by using a confusingly similar name and logo.

In addition to the trial in the lawsuit being delayed several times due to the COVID-19 pandemic, key developments in the lawsuit have been as follows:

- January 2019 - the Original Defendants filed a motion to dismiss certain claims alleged in the suit, which the District Court denied in its entirety.
- May 2019 - we filed a motion for a preliminary injunction to bar the Original Defendants from continuing to engage in unfair competition and misappropriation of our trade secrets and tortious interference with our existing contracts with our independent consultants. The District Court denied the application for a temporary injunction and in August 2020, the Third Court of Appeals in Austin, Texas affirmed the District Court's decision.
- June 2021 - Defendants filed a traditional and no evidence Motion for Partial Summary Judgment (the "Motion"), which was denied in its entirety by the District Court. Defendants' Motion claimed that we should not be able to proceed with our claims against them for unfair competition, tortious interference with contract, conspiracy and unjust enrichment, because we "have no evidence to support these theories." By denying Defendants' Motion in its entirety, we can proceed to trial with all of the claims described above.

- September 2021 - the District Court denied the requests of Alexis Enrique Delgado, Enrique Pinzon Ruiz, and Esperanza Peralta de Delgado to be dismissed from the lawsuit and denied Michael Buchweitz's and Jonathan Pollio's requests that the claim against each of them for breach of his confidentiality agreement be dismissed. While the District Court allowed the CEO (Zahn) and CFO (Wood) of First Trinity to be dismissed individually from the lawsuit, the ruling does not affect Citizens' claims against First Trinity described above.
- October 2022 -
    ◦ The District Court denied Jonathan Pollio's request for a continuance of the trial and we subsequently entered into a settlement agreement with him.
    ◦ After the denial of the continuance and six days prior to the start of the trial, Defendant Randall Riley died in a single vehicle automobile accident and all parties agreed to delay the trial.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

CITIZENS, INC.


PART II


Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Item 5(a)

Market Information. Our Class A common stock is traded on the New York Stock Exchange ("NYSE") under the symbol CIA. Our Class B common stock is not registered with the SEC nor traded on any exchange. We hold 100% of our Class B common stock in treasury and thus here are no Class B shares outstanding.

Holders. The number of stockholders of record as of March 7, 2023 was as follows:

- Class A Common Stock -   84,886
- Class B Common Stock -   —

Dividend Policy. We have never paid cash dividends on our Class A or B common stock and do not expect to pay cash dividends in the foreseeable future, as it is our policy to retain earnings for use in the operation and expansion of our business.

Securities Authorized for Issuance Under Equity Compensation Plans. See Item 15, Note 11 Stock Compensation for equity compensation plan information.

Recent Sales of Unregistered Securities; Use of Proceeds. None.

Item 5(c)

Issuer Purchases of Equity Securities. In May 2022, the Board of Directors authorized an equity repurchase plan for up to $8.0 million. The timing of any share repurchases under the repurchase authorization is dependent upon several factors, including market price of the Company's securities, the Company's cash on hand, cash flows from operations, general market conditions, the Company's blackout periods, and other considerations. This program has no set termination date and may be suspended or discontinued by the Company's Board of Directors at any time. The Company purchased the following shares of its Class A common stock during the three months ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs [2]
October 2022	— $	—	—	
November 2022	56,354	3.3800	56,354	
December 2022	127,831	2.5475	127,831	
Total	**184,185**		**184,185** $	**5,300,000**

[1]   The stock repurchase program was publicly announced on May 10, 2022.
[2]   The Company was authorized to repurchase up to $8.0 million of its outstanding shares of Class A common stock.
[3]   The stock repurchase program does not have an expiration date.
[4]   No stock repurchase program has expired during the three months ended December 31, 2022.
[5]   There is no stock repurchase program that the Company has determined to terminate prior to expiration, or under which the Company does not intend to make further purchases.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section of this Annual Report on Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

OVERVIEW

For over 45 years, we have been fulfilling the needs of our policyholders and their families by providing insurance products that offer both living and death benefits. Citizens conducts insurance related operations through its insurance subsidiaries, which provide benefits to residents in 32 U.S. states and more than 70 different countries. We specialize in offering primarily ordinary whole life insurance, endowment products and final expense insurance in niche markets where we believe we can optimize our competitive position.

As an insurance provider, we collect premiums on an ongoing basis from our policyholders and invest the majority of the premiums to pay future benefits, including claims, surrenders and policyholder dividends. Accordingly, the Company derives its revenues principally from: (1) life insurance premiums earned for insurance coverages provided to insureds in our two operating segments – Life Insurance and Home Service Insurance; and (2) net investment income. In addition to paying and reserving for insurance benefits that we pay to our policyholders, our expenses consist primarily of the costs of selling our insurance products (e.g., commissions, underwriting, marketing expenses), operating expenses and income taxes.

Objective of our Management's Discussion and Analysis

We refer to our Management's Discussion and Analysis of Financial Condition and Results of Operations as our "MD&A". The objective of our MD&A is to provide investors with a succinct analysis of the Company's financial performance from management's perspective. We start by discussing the factors that we believe drive our operating results and then we discuss how industry developments and economic circumstances in general (e.g., low interest rates, the COVID-19 pandemic) affected or could affect our financial performance. After telling you about our industry, we discuss our 2022 financial highlights, the impacts of certain events on our business during 2022, and then we break-down our results of operations in detail so an investor understands the various line items of our profit and loss statements from management's perspective. Since our investments are one of two principal sources of revenues, we describe them in detail. Finally, we discuss our capital resources and liquidity so investors better understand how those resources are utilized and how we are able to meet our cash needs.

Throughout the MD&A, we describe how we view the Company and which matters we believe are reasonably likely to affect future operations. We describe our priorities for the business in Item 1. Business - "Strategic Initiatives" and in the MD&A, we describe how we performed on those initiatives and any known trends or uncertainties that might impact our ability to achieve our goals.

The Factors that Drive our Operating Results

We see the following as the primary factors that drive our operating results:

- Sales (e.g., premium revenues)
- Our investments
- Death claims and surrenders
- Operating expenses

Premium revenues and investment income are our two primary sources of income and thus key to our profitability.

Premium revenues consist of both new sales (first year premiums) and renewal premiums. Throughout the MD&A and in Item 1 - Business, we describe the actions and initiatives that are taken to increase sales and improve retention, how we performed in 2022, and how we view trends with respect to sales and retention.



Our Life Insurance segment first year premiums increased by 4% due to the introduction of a new whole life product in our international markets, as well as focused marketing campaigns. Our Home Service Insurance segment first year premiums declined, which we believe is attributed to inflationary pressures and the cessation of COVID-19 government aid programs in 2022.



Renewal premiums in our Life Insurance segment declined primarily due to impact from a higher level of surrenders during the last few years and from matured endowment benefits, which we expected due to contractual expiration dates. Our Home Service Insurance renewal premiums increased in 2022 due to the lack of hurricanes in Louisiana in 2022; Hurricane Ida negatively impacted renewal premiums in this segment in 2021.



Our net investment income increased by $3.9 million from 2021 to 2022 due primarily to investment income from our limited partnership investments, a growing diversified invested asset base and reinvesting matured or called fixed income maturity securities into a higher interest rate environment.

CLAIMS & SURRENDERS



Payment of policyholder benefits for claims and surrenders is our largest expense and thus also key to our profitability. In 2022, our death claim benefits decreased compared to 2021 due to a lower number of reported death claims as 2021 period was negatively impacted by COVID-19-related deaths. Our surrenders decreased by $2.9 million in 2022, which we believe was in large part due to our retention initiatives.

OPERATING EXPENSES



Operating expenses are our second largest expense and thus also drive our operating results. Our general operating expenses increased by $1.8 million in 2022 as compared to 2021 mainly due to our sales convention in 2022, which was cancelled in the prior year due to the COVID-19 pandemic, and by higher home office expenses.

ECONOMIC AND INSURANCE INDUSTRY DEVELOPMENTS

The following significant trends and developments are currently impacting our business and industry:

- *Increase in Interest Rates; Volatility in Equity and Credit Markets; Inflation.* The material uptick in interest rates over the past year has benefited the life insurance sector with respect to increased yields, net investment income and spreads. However, this benefit was offset by inflation and macroeconomic volatility in 2022. The volatility was substantial and the industry moved into material unrealized loss positions on fixed-income portfolios.

  Inflation has also impacted our industry over the past year. As the price of energy and food rises, customers will have less discretionary income to spend on insurance products. As the inflationary environment continues, the industry may see policy lapses rise, especially among lower and middle-income customers.

- *Sustained Low Interest Rate Environment Prior to 2022.* Market interest rates are a key driver of our results. The multi-year sustained low interest rate environment significantly reduced the overall yield on investments, as regulations require that the vast majority of a life insurance company's portfolio consist of fixed income securities, which are primarily callable. As interest rates declined, these fixed income securities were called and had to be re-invested in lower rate investments. This has reduced and may continue to reduce profit margins for life insurers by:

  ◦ Reducing the spread between guaranteed interest rates credited to policyholders and interest earned on supporting assets. As older endowment and annuity products are maturing, the guaranteed interest rates may be higher than current yields;

  ◦ Products sold during the last several years with lower interest rate guarantees may be surrendered or lapsed, as customers look to invest in higher interest rate products; or

  ◦ Because products may have been priced with assumptions of higher interest rates (and higher interest earned on supporting assets), life insurance companies may have to increase reserves, trigger loss recognition events related to policy liabilities, accelerate amortization of DAC or COIA, and potentially impair intangible assets.

- *Impact of COVID-19.* COVID-19 and its related economic conditions have caused a lot of uncertainty in the world in the past three years. Our industry and our Company are no exception to the negative, uncertain and unpredictable impacts the pandemic has brought. While the direct impacts of COVID-19 (e.g., deaths) have begun to wane, the scope, duration and magnitude of the direct and indirect effects of COVID-19 are difficult or impossible to anticipate. As a result, it is not possible to predict its impact on the Company's results in 2023 or beyond.

  The positive impact to our industry is that people have a higher awareness for the need for life insurance to protect their families and loved ones. However, the long-term nature of life insurance products means premiums are not yet capturing the risk that deaths or long-term illness from COVID-19 will likely remain higher than previously estimated. Additionally, life insurers will need to decide how to underwrite COVID-19 survivors, as the long-term effects of COVID-19 are still unclear.

- *Availability of Reinsurance.* Reinsurance market dynamics including increased cybersecurity concerns, significant weather-related losses, pandemic losses, and similar to the life insurance industry, economic-related market losses, have led to a decline in the availability of reinsurance, tighter terms (such as, for example, pandemic exclusions) and/or increased reinsurance prices. While we currently cede a limited amount of our primary insurance business to reinsurers, we may encounter difficulty in obtaining reinsurance in the future, forcing us to resort to a more expensive reinsurance market. If we are unable to obtain affordable reinsurance coverage, this may impact our net exposures and the number of underwriting commitments.

- *Technology Adoption.* Innovation and digital development strategies continue to evolve and impact all industries, including the insurance industry. The onset of the COVID-19 pandemic in 2020 caused companies to adapt to a more digital operations platform, almost overnight. The insurance industry is focused on digitizing distribution channels and empowering agents with advanced digital capabilities. Access to real-time data has streamlined the way we underwrite our products. The rapid development of artificial intelligence and the demand for fee-based, value-added services are challenging our industry. Therefore, it is critical that we embrace these changes for the benefit of our policyholders, agents, employees and stockholders.

FINANCIAL EVENTS THAT MATERIALLY IMPACTED OUR BUSINESS IN 2022 AND 2021

EVENTS THAT IMPACTED 2022 RESULTS

Impact of Inflation and Rising Interest

As discussed above, the impact of inflation, which has led to market volatility and rising interest rates, had a material impact on both our results of operations and balance sheet in 2022.

The market volatility affected the fair value of our equity securities, leading to investment related losses of $10.3 million in 2022, compared to net gains $11.0 million in 2021. Investment related losses in 2022 (and gains in 2021) derive principally from our investments in equity securities and includes unrealized losses (and gains) from market price changes during the period. Investment related gains and losses can cause significant fluctuations from period to period and are not indicative of our operating results. We believe that investment related gains and losses, whether realized from dispositions or unrealized from changes in market prices of equity securities, have no bearing in understanding our reported results or in evaluating the economic performance of our business. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings.

In addition, interest rates rose significantly in 2022 after being ultra-low for almost a decade. Higher interest rates typically reduce the market values of fixed income assets, as the interest payments from existing fixed income assets become less competitive relative to newer higher rate fixed income instruments. Long duration fixed maturity securities were particularly impacted by the rising rates in 2022. Because we strive to match our asset duration to our liability duration, the vast majority of our total investments are invested in longer-term fixed maturity securities and we reported a pre-tax net unrealized loss of $201.7 million on our available-for-sale securities at December 31,

2022. The credit ratings and default risk of our fixed maturity securities were not significantly impacted by the rise in interest rates and volatility in 2022 and because we intend to hold the long-term investments to maturity, we do not believe that the current unrealized loss is indicative of our long-term financial strength. These unrealized losses were the single largest negative impact that led to total stockholders' equity of $1.0 million at December 31, 2022.

We also believe that the inflationary environment has led to higher surrenders and lapses in 2022 as well as lower sales, as our policyholders conserve cash due to concerns over inflation and rising costs, particularly in our Home Service Insurance segment, where our customer base is primarily middle- and lower-income individuals.

EVENTS THAT IMPACTED 2021 RESULTS

We disclosed the following events in our Annual Report on Form 10-K for the year ended December 31, 2021 and are repeating below so investors can better understand material changes to our financial results between year end 2022 and 2021.

COVID-19 Pandemic

The overall impact of COVID-19 and its related economic conditions on the Company's financial results continue to be highly uncertain and unpredictable. While the Company has implemented new strategies and processes to mitigate this impact, the scope, duration and magnitude of the direct and indirect effects of COVID-19 are difficult or impossible to anticipate. As a result, it is not possible to predict its impact on the Company's results in 2023 or beyond. Currently, some of the most significant factors affecting our business that could cause our future results to differ significantly from our prior results or forward-looking statements include:

- a higher level of claims due to COVID-19 deaths;
- decreased premium revenue due to disruption to our workforce or distribution channel resulting from required isolation, travel limitations and business restrictions;
- higher surrenders and lapses due to cash needs our policyholders may have due to concerns over COVID-19 economic impacts, particularly in our international business; and
- volatility in our investment portfolio due to market disruptions caused by COVID-19 related concerns such as inflation.

Federal Income Tax Benefit

The results of operations for the fiscal year ended December 31, 2021 included a significant income tax benefit for the release of most of the uncertain tax position of $43.8 million. The uncertain tax position from previous years is related to the tax treatment of tax reserves pursuant to Internal Revenue Code ("IRC") Section 807, specifically due to ramifications on the determination of those reserves from our product qualification issues in the past. The uncertain tax position released during the fourth quarter of 2021 is due to the expiration of the statute of limitations for the year ended December 31, 2017.

Goodwill Impairment

The release of the liability for the uncertain tax position referenced above, increased the carrying value of our Life Insurance segment. Due to such increase in carrying value and the continued low interest rate environment (which negatively affected the fair value of our net assets by decreasing expected cash flows), we determined that the carrying value of our Life Insurance segment exceeded its implied fair value, resulting in an impairment of goodwill (the excess of the amount paid by us to acquire various life insurance companies over the fair value of their net assets as of the date of acquisition). Accordingly, as of December 31, 2021, we wrote-off the goodwill and recognized an expense of $12.6 million for 2021.

2022 HIGHLIGHTS

Summary

Due to the impact inflation has had on market volatility and rising interest rates during 2022, we had a net loss of $6.6 million, compared to net income of $36.8 million in 2021. As an insurance company, we hold significant invested assets in order to pay future policy liabilities. Changes in the fair value of our limited partnership investments drove investment related losses of $10.3 million in 2022, compared to investment related gains of $11.0 million in 2021. We did not sell these investments during 2022, but as discussed in Part IV, Item 15, Note 3. Fair Value Measurements, changes in fair values of our equity securities are reflected as investment related gains or losses, in addition to executed transactions that result in a gain or loss. As mentioned above, we consider investment related gains and losses, whether realized or unrealized, as non-core and incidental in understanding the quarterly or annual operating results of our insurance business. In addition to the change in investment related gains and losses, 2021 net income was positively affected by the above-described one-time $43.8 million non-cash tax benefit. Due to these investment related losses, our net loss per share of Class A common stock was $0.13 for the year ended December 31, 2022.

Key operating results (comparison of 2022 v. 2021):

      ↑ $3.9 million of net investment income
      ↓ $6.8 million of total insurance benefits paid or provided, partially offset by

      ↑ $1.8 million of general operating expenses
      ↓ $1.0 million of premium revenue

Revenue Highlights

As discussed above, insurance premiums and investment income are our primary sources of revenue and increased by $2.9 million in 2022 compared to 2021.

- Insurance premiums declined slightly in 2022 compared to 2021, totaling $173.7 million and $174.7 million, respectively due to:
    ◦ 4% growth in first year premiums in our Life Insurance segment was more than offset by lower renewal premiums in this segment due to increases in expiring matured endowments;
    ◦ our Home Service Insurance segment insurance premiums in 2022 decreased 2% compared to 2021; and
    ◦ our property insurance premiums increased by $1.2 million due to rate increases and the lack of hurricanes in Louisiana in 2022 versus 2021 (Hurricane Ida).
- Net investment income increased 6% in 2022 compared to 2021, totaling $65.4 million and $61.5 million, respectively, from a higher average portfolio yield in 2022 as well as a growing invested asset base. The average yield on our consolidated investment portfolio was 4.4% in 2022, a 16 basis point increase from 2021.

Benefits and Expenses Highlights

The primary use of our funds is payment of insurance benefits for claims and surrenders as well as our general operating expenses. In 2022:

- Total insurance benefits paid or provided decreased by 4% due primarily to lower future policy benefit reserves, which were a result of higher matured endowments in 2022, partially offset by increases to the future policy benefit reserves due to improved first year sales and better persistency in our Life Insurance segment.
- General expenses increased as described above.

Financial Condition at December 31, 2022

- Total assets of $1.6 billion.
- Total investments of $1.3 billion; fixed maturity securities comprised 88.0% of total investments.
- $4.8 billion of direct insurance in force.
- No debt.

CONSOLIDATED RESULTS OF OPERATIONS

Our Operating Segments

We manage our business in two operating segments: Life Insurance and Home Service Insurance. See Part I. Item 1, Business for a discussion about the business operated in each segment.

Our insurance operations are the primary focus of the Company, as those operations generate most of our income. See the discussion under Segment Operations below for detailed analysis. The amount of insurance, number of policies, and average face amounts for ordinary life policies issued during the periods indicated are shown below.

Years Ended December 31,	2022			2021		
	Amount of Insurance Issued	Number of Policies Issued	Average Policy Face Amount Issued	Amount of Insurance Issued	Number of Policies Issued	Average Policy Face Amount Issued
Life Insurance	$ 390,398,420	4,334	$ 90,078	$ 233,574,941	3,870	$ 60,355
Home Service Insurance	284,320,685	26,845	10,591	177,754,244	22,600	7,865
Total	$ 674,719,105	31,179		$ 411,329,185	26,470	

As we have previously discussed, our strategic initiatives include the introduction of new products tailored to our specific markets. These new products helped drive the increase in total insurance issued of $263.4 million, or 64%, in 2022 compared to 2021. The growth in insurance issued was a result of both a greater number of policies issued and higher average policy face amounts issued in both segments.

The growth in our Life Insurance segment is attributable to strong sales from our new international whole life product, which accounted for 62% of total insurance issued in this segment in 2022. We continue focusing on sales promotions and campaigns and prioritizing recruiting new independent contractors and we believe we have seen the impact of these efforts in 2022.

In our Home Service Insurance segment, the increase in average policy face amounts issued is attributable to sales campaigns that focused on increasing the face amount of insurance sold as well as the introduction of our new whole life product in this segment, which has a higher maximum face value than our legacy products.

CITIZENS, INC.

REVENUES

Our revenues are primarily generated from insurance renewal premiums and investment income from invested assets.

Years ended December 31, *(In thousands)*	2022	2021
Revenues:		
Premiums:		
Life insurance	$ 167,586	169,801
Accident and health insurance	1,278	1,250
Property insurance	4,850	3,677
Net investment income	65,426	61,495
Investment related gains (losses)	(10,291)	10,991
Other income	3,675	3,332
Total revenues	$ 232,524	250,546

Total premiums decreased slightly due to lower Life insurance premiums, which declined slightly, somewhat offset by higher property insurance premiums. The increase in property insurance premiums resulted from rate increases and lower catastrophic reinsurance premiums in 2022 due to no hurricanes impacting Louisiana.

Years ended December 31, *(In thousands)*	2022	2021
Premiums:		
First year	$ 17,529	17,766
Renewal	156,185	156,962
Total premiums	$ 173,714	174,728

Our renewal premiums comprised 90% of our total premium revenue in 2022 and 2021. Renewal premiums declined slightly in 2022 compared to 2021; we believe the decline in Life Insurance segment renewal premiums is due to the impact from a higher level of surrenders during the last few years and increasing matured endowment benefits.

Our first year premiums declined 1% in 2022 compared to 2021. We believe this is attributed to inflationary pressures, primarily in our Home Service Insurance segment.

CITIZENS, INC.

Net Investment Income. Our net investment income and investment performance is summarized as follows:

Years ended December 31, (In thousands, except for %)	2022	2021
Gross investment income:		
Fixed maturity securities	$ 58,400	55,579
Equity securities	650	1,024
Policy loans	6,189	6,420
Other long-term investments	2,535	809
Other	246	54
Total investment income	68,020	63,886
Less investment expenses	(2,594)	(2,391)
Net investment income	$ 65,426	61,495
Average invested assets, at amortized cost	$ 1,488,408	1,451,701
Yield on average invested assets	4.40 %	4.24 %

Net investment income increased 6% to $65.4 million in 2022 compared to $61.5 million in 2021 driven by a growing diversified asset base as well as the rising interest rate environment.

The annualized yield increased by 16 basis points in 2022 compared to 2021 as a result of the rising interest rate environment.

Investment Related Gains (Losses). Investment related gains and losses are as follows:

Years ended December 31, (In thousands)	2022	2021
Investment related gains (losses):		
Realized investment gains (losses)	$ 2,278	2,977
Change in fair value of equity securities	(2,665)	376
Change in fair value of limited partnerships	(9,667)	7,452
Change in credit loss allowance	(237)	186
Investment related gains (losses), net	$ (10,291)	10,991

Net investment related losses in 2022 is a primary driver of our net loss in 2022. A significant portion of these losses are related to the impact from the equity markets on the fair value in our limited partnership investments. We did not sell these investments during 2022, but as discussed in Part IV, Item 15, Note 3. Fair Value Measurements, changes in fair values of our equity securities are reflected as investment related gains or losses, in addition to executed transactions that result in a gain or loss.

In 2021, the Company realized a gain of $1.0 million on the sale of its former training facility near Austin, Texas with a gross sale price of $3.8 million. The facility was owned by Citizens and was held in Other Non-Insurance Enterprises.

Other Income. Other income consists primarily of supplemental contracts issued to policyholders in our Life Insurance segment upon the surrender or maturity of their original policies. We believe this income has been increasing due to a higher level of matured endowment benefits as well as our retention initiatives.

BENEFITS AND EXPENSES

Years ended December 31, *(In thousands)*	**2022**	**2021**
Benefits and expenses:		
Insurance benefits paid or provided:		
Claims and surrenders	$ **119,935**	119,735
Increase in future policy benefit reserves	**29,640**	36,444
Policyholders' dividends	**6,013**	6,180
Total insurance benefits paid or provided	**155,588**	162,359
Commissions	**36,222**	35,463
Other general expenses	**45,177**	43,370
Capitalization of deferred policy acquisition costs	**(24,899)**	(22,740)
Amortization of deferred policy acquisition costs	**26,529**	24,952
Amortization of cost of insurance acquired	**974**	1,206
Goodwill impairment	**—**	12,624
Total benefits and expenses	$ **239,591**	257,234

Claims and Surrenders. Payments of death claims, surrender benefits and matured endowment benefits are our primary uses of cash.



CLAIMS & SURRENDERS

Years ended December 31, *(In thousands)*	**2022**	**2021**
Claims and surrenders:		
Death claim benefits	$ **25,758**	31,380
Surrender benefits	**48,743**	51,638
Endowment benefits	**8,864**	9,572
Matured endowment benefits	**31,478**	20,304
Property claims	**780**	2,112
Accident and health benefits	**211**	332
Other policy benefits	**4,101**	4,397
Total claims and surrenders	$ **119,935**	119,735

- Death claim benefits decreased 18% in 2022 compared to 2021. We believe that 2021 was negatively impacted by COVID-19 related deaths, which reduced significantly in 2022. Mortality experience and COVID-19 impacts continue to be closely monitored by the Company.

- Surrender benefits decreased 6% in 2022 compared to 2021. The decrease in surrender benefits is primarily within our Life Insurance segment. Surrender benefits, which had been increasing prior to 2021 due to international policies that had been in force for an extended period and had little or no associated surrender charges, have been decreasing the past two years. We have focused our efforts on retaining policyholders and believe we have begun to see positive benefits from these efforts starting in the second half of 2021, particularly in our international business. We believe the impact of inflation and curtailment of COVID-19 relief government aid in 2022 negatively impacted retention in our Home Service Insurance segment. Surrender benefits represented approximately 1% of total direct life insurance in force of $4.8 billion as of December 31, 2022.

- Many of our endowment policies are reaching their contractual maturity dates and thus matured endowment benefits are increasing. We anticipated the $11.2 million increase in 2022 based upon the contractual maturity dates and expect continued increases in matured endowment benefits over the next few years as these contracts expire.

- Property claim expenses decreased 63% in 2022 compared to 2021 due to no hurricanes impacting Louisiana in 2022.

Increase in Future Policy Benefit Reserves. Future policy benefit reserves reflect the liability established to provide for the payment of policy benefits that we expect to pay in the future and thus generally increase when we have a larger in force block of business due to higher sales and better persistency (i.e., more policies on which we expect to pay future benefits) and decrease when we have lower sales and persistency. In 2022, despite issuing more insurance and increasing our in force block of business, policy benefit reserves decreased 19% compared to 2021 due to the impact of reserves released from higher matured endowment benefits.

Commissions. Commission expenses are a cost of acquiring business, as commissions are the primary compensation paid to our independent consultants and independent agents for selling our products. First year commission rates are higher than renewal commission rates. Commissions fluctuate directly in relation to sales and thus the increase in commissions in 2022 as compared to 2021 was due to higher sales in our Life Insurance segment in 2022.

Other General Expenses. Total general expenses increased $1.8 million, or 4%, in 2022 compared to 2021 due primarily to expenses related to our sales convention, which we did not hold in 2021 due to COVID-19, as well as severance costs related to moving our international business from Bermuda to Puerto Rico. We continue to work on managing controllable operating expenses while investing in growth initiatives.

Capitalization of Deferred Policy Acquisition Costs ("DAC"). We capitalize costs related to successful sales of our insurance products, which include certain commissions, policy issuance costs, and underwriting and agency expenses. These costs vary based upon amounts or premiums received related to new and renewal business. Capitalized DAC was $24.9 million and $22.7 million in 2022 and 2021, respectively. Increases in capitalized amounts are in line with the increases in new sales activity. Significantly lower amounts are capitalized related to renewal business in correlation with the lower commissions paid on that business compared to first year business, which has higher commission rates.

Amortization of Deferred Policy Acquisition Costs. Amortization of DAC totaled $26.5 million and $25.0 million in 2022 and 2021, respectively. Amortization of DAC is impacted by new business, persistency and the level of surrenders. The increase in amortization is a result of less favorable persistency in the Home Service Insurance segment and sales.

Goodwill Impairment. In 2021, we recognized a goodwill impairment in our Life Insurance segment of $12.6 million. The impairment was triggered by increases in our carrying value of the Life Insurance segment due to the release of a $43.8 million uncertain tax position in the fourth quarter of 2021 following the expiration of the statute of limitations for the tax year ended December 31, 2017.

Federal Income Tax. Federal income tax benefits of $0.4 million in 2022 and $43.5 million in 2021 resulted in effective tax rates of 6% and 650%, respectively. The significant tax benefit in 2021 is the release of the uncertain tax position of $43.8 million related to the expiration of the statute of limitations for the year ended December 31, 2017. Differences between our effective tax rate and the statutory tax rate result from income and expense items that are treated differently for financial reporting and tax purposes. Refer to Note 9. Income Taxes in the notes to our consolidated financial statements for further discussion.

SEGMENT OPERATIONS

As described above, our business is comprised of two operating business segments:

- Life Insurance
- Home Service Insurance

These segments are reported in accordance with U.S. GAAP. The Company evaluates profit and loss performance based on net income (loss) before federal income taxes for these segments. The Company's Other Non-Insurance enterprises include non-insurance operations such as IT and corporate-support functions, which are included in the table presented below to properly reconcile the segment information with the consolidated financial statements of the Company.

Years ended December 31, *(In thousands)*		**2022**	**2021**
Loss before federal income taxes:			
Segments:			
Life Insurance	$	**(682)**	918
Home Service Insurance		**(1,776)**	(2,036)
Total Segments		**(2,458)**	(1,118)
Other Non-Insurance Enterprises		**(4,609)**	(5,570)
Total loss before federal income taxes	$	**(7,067)**	(6,688)

LIFE INSURANCE

Our Life Insurance segment primarily issues ordinary whole life insurance and endowment policies in U.S. dollar-denominated amounts to non-U.S. residents in more than 70 countries through almost 1,000 active independent marketing consultants as of December 31, 2022.

Years ended December 31, *(In thousands)*	**2022**	**2021**
Revenue:		
Premiums		
Life insurance	$ 124,156	125,558
Accident and health insurance	497	500
Net investment income	50,680	47,216
Investment related gains (losses), net	(8,826)	9,176
Other income	3,668	3,362
Total revenue	170,175	185,812
Benefits and expenses:		
Insurance benefits paid or provided:		
Claims and surrenders	95,576	91,390
Increase in future policy benefit reserves	23,938	29,407
Policyholders' dividends	5,990	6,140
Total insurance benefits paid or provided	125,504	126,937
Commissions	20,031	18,747
Other general expenses	23,192	20,846
Capitalization of deferred policy acquisition costs	(17,942)	(16,174)
Amortization of deferred policy acquisition costs	19,810	21,571
Amortization of cost of insurance acquired	262	343
Goodwill impairment	—	12,624
Total benefits and expenses	170,857	184,894
Income (loss) before federal income taxes	$ (682)	918

In our Life Insurance segment we reported a loss before federal income tax of $0.7 million in 2022 as compared to income of $0.9 million in 2021. As in our consolidated operations, the current year reflected investment related losses which can cause significant fluctuations from period to period and are not indicative of our operating results. The change in investment related gains (losses) between periods were somewhat offset by higher net investment income, lower death claim benefits and the goodwill impairment that impacted 2021.

Life Insurance Segment premium breakout is detailed below.

Years ended December 31, *(In thousands)*	**2022**	**2021**
Premiums:		
First year	$ 11,892	11,420
Renewal	112,761	114,638
Total premium	$ 124,653	126,058

Over 90% of our Life Insurance premium revenue in both 2022 and 2021 was generated by renewal premiums. While first year premiums increased by 4% in 2022 as compared to 2021, overall premium revenue decreased slightly in 2022 compared to 2021 as renewal premiums declined by 2%. Renewal premiums have been declining over the last several years, due in part to the continued decline in production in Venezuela from one of our top distributors leaving our Company. As we discuss in Item 3 - Legal Proceedings, we believe these distributors are illegally competing with us and stealing our trade secrets and business. We began to stem the decline of renewal premiums in 2021, which we believe is due in part to our retention efforts that we also discuss in Part I. Item 1, Business - Strategic Initiatives.

We believe that the increase in first year premiums is the result of actions we have taken over the past two years in executing on our strategic initiatives to issue new products and improve distribution through focused sales promotions and campaigns. In 2022, we introduced a new whole life product tailored to our specific markets and for the first time, whole life sales became a significant percentage of our international new business sales, making up 47% of our total 2022 sales.

International Premiums. The following table sets forth, for our top five producing countries, our direct premiums from our international life insurance business for the periods indicated.



Years ended December 31, *(In thousands, except for %)*		**2022**			**2021**	
Country:						
Colombia	$	**25,181**	**20.6 %**	$	24,829	20.2 %
Taiwan		**18,236**	**14.9**		19,042	15.5
Venezuela		**16,429**	**13.4**		17,788	14.5
Ecuador		**12,992**	**10.6**		13,115	10.7
Argentina		**9,251**	**7.6**		9,160	7.5
Other Non-U.S.		**40,172**	**32.9**		38,871	31.6
Total	$	**122,261**	**100.0 %**	$	122,805	100.0 %

The five countries listed above represented the majority of the new and renewal premiums in both 2022 and 2021. Colombia and Argentina experienced growth in 2022 as compared to 2021, which we believe was driven by previously mentioned sales campaigns and the introduction of our new whole life product as well as our retention initiatives. Taiwan, Venezuela and Ecuador experienced declines in 2022 as compared to 2021, which is due to the overall decline in our renewal business as well as items discussed above.

Domestic Premiums. Domestic premiums in our Life Insurance segment were $4.6 million in 2022, compared to $5.0 million in 2021.   The majority of the premium recorded in 2021 and 2022 is related to blocks of business of insurance companies we have acquired over the years as we ceased selling ordinary life in 2017. We currently offer credit life, credit disability, critical illness and final expense products domestically.

Net Investment Income. Net investment income in our Life Insurance segment increased 7% in 2022 compared to 2021 due to a growing diversified invested asset base and reinvestment into a higher interest rate environment. The majority of investment income is derived from fixed maturity securities; however, long-term investment income continued to increase as our limited partnership asset base grew.

Investment Related Gains (Losses), Net. The investment related losses in 2022 were a result of the change in estimated fair market value for our limited partnerships, as previously discussed.

Claims and Surrenders. The following table sets forth our primary claims and surrender benefits within our Life Insurance segment.

CLAIMS & SURRENDERS



Years ended December 31, *(In thousands)*		**2022**	**2021**
Claims and surrenders:			
Death claim benefits	$	**6,091**	8,160
Surrender benefits		**45,554**	49,439
Endowment benefits		**8,851**	9,565
Matured endowment benefits		**30,897**	19,709
Accident and health benefits		**96**	135
Other policy benefits		**4,087**	4,382
Total claims and surrenders	$	**95,576**	91,390

The majority of our claims and surrender benefits in our Life Insurance segment were related to payment of surrender benefits and matured endowment benefits. Policy surrenders decreased 8% in 2022 as compared to 2021 and matured endowment benefits increased by 57% in 2022 as compared to 2021. Policy surrenders decreased the past couple of years as we have instituted new programs seeking to curb surrenders. Many of our endowment policies are reaching their contractual maturity dates and thus matured endowment benefits are increasing.

The other key component of claims and surrender benefits is death claim benefits, which decreased 25% in 2022 compared to 2021 due to a lower volume of reported claims, including COVID-19 related deaths. Mortality experience is closely monitored by the Company as a key performance indicator and these amounts were within expected levels.

Increase in future policy benefit reserves. The change in future policy benefit reserves decreased 19% in 2022 compared to 2021 as a result of reserves released from higher matured endowment benefits offsetting increases in insurance issued and better persistency. In addition, the change in future policy reserves for 2021 was lower due to an $0.8 million adjustment for the conversion of a small block of policies to our new actuarial valuation system for our Life Insurance segment during the second quarter of 2021.

Other General Expenses.   General expenses increased in 2022 compared to 2021 due primarily to expenses associated with our home office and expenses related to our convention and severance costs related to the move of our international business from Bermuda to Puerto Rico.   We did not have a convention in 2021 due to the COVID-19 pandemic.

HOME SERVICE INSURANCE

Our Home Service Insurance products consist primarily of small face amount ordinary whole life and pre-need policies, which are designed to fund final expenses for the insured, primarily consisting of funeral and burial costs. In June 2021, we added a new whole life product to this market that has higher allowable face values; and in the fourth quarter of 2021, we added a new critical illness insurance product. Our Home Service Insurance segment also sells property insurance policies covering dwellings and contents with maximum coverage of $30,000 per dwelling.

Years ended December 31, *(In thousands)*	**2022**	**2021**
Revenue:		
Premiums		
Life insurance	$ 43,430	44,243
Accident and health insurance	781	750
Property insurance	4,850	3,677
Net investment income	13,632	13,224
Investment related gains (losses), net	(1,277)	618
Other income	1	7
Total revenue	61,417	62,519
Benefits and expenses:		
Insurance benefits paid or provided:		
Claims and surrenders	24,359	28,345
Increase in future policy benefit reserves	5,702	7,037
Policyholders' dividends	23	40
Total insurance benefits paid or provided	30,084	35,422
Commissions	16,191	16,716
Other general expenses	16,444	14,739
Capitalization of deferred policy acquisition costs	(6,957)	(6,566)
Amortization of deferred policy acquisition costs	6,719	3,381
Amortization of cost of insurance acquired	712	863
Total benefits and expenses	63,193	64,555
Income (loss) before federal income taxes	$ (1,776)	(2,036)

In our Home Service segment our net loss before income tax decreased by $0.3 million in 2022 due primarily to lower death claims benefits and fewer hurricane property claims partially offset by investment related losses due to the changes in the fair value of our equity securities, higher other general operating expenses and increased amortization of deferred policy acquisition costs.

Total Home Service Insurance segment premium revenue increased slightly in 2022 compared to 2021. Our first year life insurance premiums declined in 2022 compared to 2021. We believe our premium revenue is impacted by lower persistency due to inflationary pressures. Our total number of issued policies within our Home Service segment is up approximately 20% in 2022 compared to 2021. Property insurance premiums increased in 2022 compared to 2021 due to the impact of higher catastrophic reinsurance reinstatement premiums in 2021 related to the impact of Hurricane Ida.

Claims and Surrenders. Claims and surrender benefits, which are the largest portion of our expenses in the Home Service Insurance segment are summarized below:

Years ended December 31, *(In thousands)*		**2022**	**2021**
Claims and surrenders:			
Death claim benefits	$	**19,667**	23,220
Surrender benefits		**3,189**	2,199
Endowment benefits		**13**	7
Matured endowment benefits		**581**	595
Property claims		**780**	2,112
Accident and health benefits		**115**	197
Other policy benefits		**14**	15
Total claims and surrenders	$	**24,359**	28,345

The majority of claims and surrender benefits in our Home Service Insurance segment relate to death claim benefits. Death claim benefits decreased 15% in 2022 compared to 2021 due to a lower volume of reported claims, including COVID-19 related deaths. Mortality experience is closely monitored by the Company and can fluctuate based on reported claims as a key performance indicator.

Surrender benefits increased in 2022 compared to 2021. We believe the impact of inflation and curtailment of COVID-19 relief government aid in 2022 is negatively impacting persistency.

Property claims decreased in 2022 compared to 2021. The Company was impacted by Hurricane Ida in 2021. We have a reinsurance agreement that covers catastrophic events such as hurricanes. This 2021 agreement contains a maximum coverage of $11.0 million per event and a retention level of $0.5 million per event. With no hurricane activity in 2022, our property claims decreased in 2022 compared to 2021.

Increase in future policy benefit reserves. The change in future policy benefit reserves decreased 19.0% in 2022 compared to 2021 due to lower persistency as discussed above.

Other general expenses. Other general expenses increased in 2022 compared to 2021 due primarily from higher expenses related to our convention and 2021 included a released tax compliance best estimate liability of $1.8 million partially offset by lower employee health benefit costs.

Amortization of Deferred Policy Acquisition Costs. Amortization is impacted by persistency, surrenders, and new sales production and thus it may fluctuate from period to period depending on these factors. Amortization has increased in 2022, compared to 2021 from changes in persistency and higher surrenders as discussed above.

OTHER NON-INSURANCE ENTERPRISES

Years ended December 31, *(In thousands)*		**2022**	**2021**
Income (loss) before federal income tax	$	**(4,609)**	(5,570)

This operating unit represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under U.S. GAAP, which typically results in a segment loss. Revenue in this operating unit consists primarily of net investment income and investment related gains or losses, while expenses consist of other general expenses. The loss reported for 2022 declined as other general expenses decreased in 2022 by not incurring fees in the current year related to the change in control of the

Company nor consulting fees paid to our former CEO as we did in 2021. The Company also sold its former training facility located near Austin, Texas during 2021, resulting in a gain on the sale of $1.0 million.

INVESTMENTS

Our investments play a significant role in the success of our business, as we invest the majority of premiums collected to pay for future benefits and rely on net investment income for our ongoing operations. The administration of our investment portfolio is handled by our management and a third-party investment manager, pursuant to Board-approved investment guidelines. State insurance statutes prescribe the quality and percentage of the various types of investments that may be made by insurance companies and generally permit investment in qualified state, municipal, federal and foreign government obligations, high quality corporate bonds, preferred and common stock, mortgage loans and real estate within certain specified percentages. Our investment guidelines comply with the applicable statutes and thus fixed maturity securities comprise a majority of our investment portfolio. The assets are intended to mature in accordance with the average maturity of the insurance products and to provide the cash flow for our insurance company subsidiaries to meet their respective policyholder obligations and operating expenses.

In executing investing activities our management and third-party investment manager are incorporating environmental, social and governance factors into their respective investment processes as appropriate. These factors include investing in opportunities to help mitigate climate change by pursuing relevant investments across asset classes.

The following table shows the carrying value of our investments by investment category and cash along with the percentage of each to total invested assets.

As of December 31, *(In thousands, except for %)*	2022	%	2021	%
Cash and invested assets:				
Fixed maturity securities:				
U.S. Treasury and U.S. Government-sponsored enterprises	$ 13,278	1.0 %	$ 15,070	0.9 %
Corporate	715,645	52.5	893,008	54.0
Municipal bonds [(1)]	307,358	22.5	383,958	23.3
Mortgage-backed [(2)]	99,995	7.3	133,795	8.1
Asset-backed	43,242	3.2	44,676	2.7
Foreign governments	101	—	110	—
Total fixed maturity securities	1,179,619	86.5	1,470,617	89.0
Short-term investments	1,241	0.1	—	—
Cash and cash equivalents	22,973	1.7	27,294	1.7
Other investments:				
Policy loans	78,773	5.8	80,307	4.9
Equity securities	11,590	0.8	14,844	0.9
Other long-term investments	69,558	5.1	57,399	3.5
Total cash and invested assets	$ 1,363,754	100.0 %	$ 1,650,461	100.0 %

[(1)] Includes $133.2 million and $158.6 million of securities guaranteed by third parties at December 31, 2022 and 2021, respectively.
[(2)] Includes $98.8 million and $133.7 million of U.S. Government agencies and government-sponsored enterprises at December 31, 2022 and 2021, respectively.

The carrying value of the Company's fixed maturity securities investment portfolio at December 31, 2022 was $1.2 billion compared to $1.5 billion at December 31, 2021. As discussed above, this decline reflects the impact of interest rate sensitivity on the fair value of our fixed maturity securities. The distribution of the credit ratings of our portfolio of fixed maturity securities by carrying value as of December 31, 2022 did not materially change from December 31, 2021 – the weighted average was "A" at both dates.

Cash and cash equivalents decreased as of December 31, 2022 compared to December 31, 2021 due to timing of cash inflows and investments of cash into marketable securities. In 2022, as fixed maturity securities matured or were called, we utilized the cash to invest into higher yielding bonds as interest rates were rising.

Other long-term investments increased to $69.6 million as of December 31, 2022, as compared to $57.4 million as of December 31, 2021, primarily due to investments of $13.3 million in limited partnerships.

At December 31, 2022, investments in fixed maturity and equity securities were 87% of our total cash and invested assets. All of our fixed maturity securities were classified as available-for-sale at December 31, 2022 and 2021. We had no fixed maturity securities that were classified as trading securities at December 31, 2022 or 2021.

The following table shows annualized investment yields by segment and on a consolidated basis as of December 31 for each year presented.

Year	Life Insurance	Home Service Insurance	Consolidated
2022	**4.40 %**	**4.48 %**	**4.40 %**
2021	4.26 %	4.37 %	4.24 %

Yields on investment assets vary between segment operations due to different portfolio mixes and durations in the segments. The consolidated yields include our other non-insurance enterprises. The annualized yield increased across our segments in 2022 compared to 2021 resulting primarily from the rising interest rate environment. The sustained low interest rate environment of the past several years for fixed maturity assets, which account for the majority of our investment portfolio, has required us to reinvest a portion of our portfolio at lower interest rates. Diversification of our investment portfolio into limited partnership investments helped offset a challenging investment environment for fixed maturity securities. However, insurance regulations limit the amount we can invest in these alternative investments.

Credit quality is an important feature of our investment guidelines for our fixed maturity securities. Credit ratings reported for the periods indicated are assigned by a Nationally Recognized Statistical Rating Organization ("NRSRO") such as Moody's Investors Service, Standard & Poor's and Fitch Ratings. A credit rating assigned by a NRSRO is a quality-based rating, with AAA representing the highest quality and D the lowest, with BBB and above being considered investment grade. If there is no NRSRO rating, the Company may use credit ratings of the NAIC Securities Valuation Office ("SVO") as assigned. Securities rated by the SVO are grouped in the equivalent NRSRO category as stated by the SVO, and securities that are not rated by a NRSRO are included in the "other" category.

The following table shows the distribution of the credit ratings of our portfolio of fixed maturity securities by carrying value.

December 31, (In thousands, except for %)	2022	%	2021	%
AAA	$ 36,254	3.1 %	$ 29,572	2.0 %
AA	355,615	30.1	425,996	29.0
A	331,840	28.2	418,465	28.5
BBB	440,457	37.3	565,923	38.5
BB and other	15,453	1.3	30,661	2.0
Totals	$ 1,179,619	100.0 %	$ 1,470,617	100.0 %

The Company made new investments in investment grade bonds during 2022. Non-investment grade securities are the result of downgrades of issuers or securities acquired during acquisitions of other companies, as the Company has not purchased below investment grade securities.

CITIZENS, INC.

As of December 31, 2022, the Company held municipal fixed maturity securities that include third-party guarantees. Detailed below is a presentation by credit rating of our municipal holdings by funding type.

	December 31, 2022								
	General Obligation		Special Revenue		Other		Total		% Based on Amortized Cost
(In thousands, except for %)	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	
Municipal fixed maturity securities shown including third-party guarantees									
AAA	$ 14,574	14,561	6,661	7,084	—	—	21,235	21,645	6.3 %
AA	50,010	50,453	111,027	129,790	10,446	11,094	171,483	191,337	55.6
A	4,074	4,545	89,822	103,838	4,434	4,405	98,330	112,788	32.8
BBB	2,455	2,546	8,424	9,983	1,332	1,450	12,211	13,979	4.1
BB and other	2,832	3,191	1,267	1,268	—	—	4,099	4,459	1.2
Total	$ 73,945	75,296	217,201	251,963	16,212	16,949	307,358	344,208	100.0 %
Municipal fixed maturity securities shown excluding third-party guarantees									
AA	$ 34,710	35,012	38,020	43,042	6,559	6,509	79,289	84,563	24.6
A	16,347	16,988	122,272	143,191	6,769	7,135	145,388	167,314	48.6
BBB	4,386	4,452	26,553	30,616	1,552	1,855	32,491	36,923	10.7
BB and other	18,502	18,844	30,356	35,114	1,332	1,450	50,190	55,408	16.1
Total	$ 73,945	75,296	217,201	251,963	16,212	16,949	307,358	344,208	100.0 %

The table below shows the categories in which the Company held investments in special revenue bonds that were greater than 10% of fair value based upon the Company's portfolio of municipal fixed maturity securities at December 31, 2022.

(In thousands, except for %)	Fair Value	Amortized Cost	% of Total Fair Value
Utilities	$ 49,818	54,414	16.2 %
Education	48,164	55,683	15.7 %
Transportation	35,759	44,670	11.6 %

The Company's municipal holdings are spread across many states. However, municipal fixed maturity securities from Texas and California comprise the most significant concentration of the total municipal holdings portfolio as of December 31, 2022.

The Company holds 22% and 13% of its municipal holdings in Texas and California issuers, respectively, as of December 31, 2022. There were no other states or individual issuer holdings that represented or exceeded 10% of the total municipal portfolio as of December 31, 2022.

CITIZENS, INC.

The table below represents the Company's detailed exposure to municipal bond portfolio by credit rating in Texas at December 31, 2022.

(In thousands)	General Obligation Fair Value	Amortized Cost	Special Revenue Fair Value	Amortized Cost	Other Fair Value	Amortized Cost	Total Fair Value	Amortized Cost
Texas securities including third-party guarantees								
AAA	$ 14,072	14,055	2,965	3,059	—	—	17,037	17,114
AA	18,325	18,253	14,194	16,310	—	—	32,519	34,563
A	—	—	15,059	20,380	—	—	15,059	20,380
BBB	—	—	1,740	1,821	—	—	1,740	1,821
BB and other	—	—	501	502	—	—	501	502
Total	$ 32,397	32,308	34,459	42,072	—	—	66,856	74,380
Texas securities excluding third-party guarantees								
AA	$ 26,395	26,312	3,004	2,993	—	—	29,399	29,305
A	4,862	4,853	24,088	31,051	—	—	28,950	35,904
BBB	1,140	1,143	4,909	5,243	—	—	6,049	6,386
BB and other	—	—	2,458	2,785	—	—	2,458	2,785
Total	$ 32,397	32,308	34,459	42,072	—	—	66,856	74,380

The table below represents the Company's detailed exposure to municipal bond portfolio by credit rating in California at December 31, 2022.

(In thousands)	General Obligation Fair Value	Amortized Cost	Special Revenue Fair Value	Amortized Cost	Other Fair Value	Amortized Cost	Total Fair Value	Amortized Cost
California securities including third-party guarantees								
AA	$ 1,413	1,586	28,151	35,613	2,334	2,730	31,898	39,929
A	1,213	1,650	6,041	8,090	—	—	7,254	9,740
BBB	—	—	865	865	—	—	865	865
Total	$ 2,626	3,236	35,057	44,568	2,334	2,730	40,017	50,534
California securities excluding third-party guarantees								
AA	$ —	—	4,505	5,446	—	—	4,505	5,446
A	2,626	3,236	14,213	18,978	2,334	2,730	19,173	24,944
BBB	—	—	3,624	3,937	—	—	3,624	3,937
BB and other	—	—	12,715	16,207	—	—	12,715	16,207
Total	$ 2,626	3,236	35,057	44,568	2,334	2,730	40,017	50,534

IMPAIRMENT CONSIDERATIONS RELATED TO INVESTMENTS IN FIXED MATURITY AND EQUITY SECURITIES

The Company assesses available-for-sale ("AFS") fixed maturity securities in an unrealized loss position for expected credit losses. The Company did not record any credit valuation allowances on fixed maturity securities in 2022 or 2021.

CITIZENS, INC.

Gross unrealized losses on AFS fixed maturity securities amounted to $205.3 million as of December 31, 2022 and $3.0 million as of December 31, 2021. This increase in gross unrealized losses during 2022 was a result of the increase in average market interest rates compared to 2021.

Information on both unrealized and realized gains and losses by category is set forth in Note 2. Investments of the notes to our consolidated financial statements.

REINSURANCE

As is customary among insurance companies, our insurance company subsidiaries reinsure, with other companies, portions of the life insurance risks they underwrite. A primary purpose of reinsurance agreements is to enable an insurance company to reduce the amount of risk by reinsuring the amount exceeding the maximum amount the insurance company is willing to retain. Even though a portion of the risk may be reinsured, our insurance company subsidiaries remain liable to perform all the obligations imposed by the policies issued by them and could be liable if their reinsurers were unable to meet their obligations under the reinsurance agreements.

We believe we have established appropriate reinsurance coverage based upon our net retained insured liabilities compared to our surplus.

The effect of reinsurance on premiums is as follows.

Years ended December 31, (In thousands)		2022	2021
Direct premiums	$	176,973	178,806
Reinsurance assumed		74	84
Reinsurance ceded		(3,333)	(4,162)
Net premiums	$	173,714	174,728

Our insurance subsidiaries monitor the solvency of their reinsurers in seeking to minimize the risk of loss in the event of default by a reinsurer. The primary reinsurers of our insurance subsidiaries are large, well-capitalized entities who have ratings by A.M. Best Company ranging from A- (Excellent) to A+ (Superior).

The effect of reinsurance on life insurance in force is as follows.

Years ended December 31, (In millions)		2022	2021
Direct written life insurance in force	$	4,797	4,628
Reinsurance assumed		4	4
Reinsurance ceded		(544)	(466)
Net life insurance in force	$	4,257	4,166

Our property insurance company, SPFIC, currently carries first and second event catastrophe reinsurance coverage of $11.0 million per event and a retention level of $1.4 million per event. Thus, SPFIC is responsible for the first $0.8 million of incurred claims and any claims in excess of $11.0 million per event. In addition, SPFIC shares responsibility with our reinsurers for up to an additional $0.6 million of incurred claims should total incurred claims reach $11.0 million per event.

CITIZENS, INC.

LIQUIDITY AND CAPITAL RESOURCES

Below are our primary capital resources (based on carrying value) at each of December 31, 2022 and 2021.

(In thousands, except for %)	2022	2021
Fixed maturity securities	$ 1,179,619	1,470,617
Cash and cash equivalents	22,973	27,294

Liquidity refers to a company's ability to generate sufficient cash flows to meet the needs of its operations. In the year ended December 31, 2022, our operations provided $56.9 million in net cash. We manage our insurance operations as described herein in order to ensure that we have stable and reliable sources of cash flows to meet our obligations. We currently anticipate meeting our short-term and long-term cash needs with cash generated by our insurance operations and from our invested assets. From time-to-time we may raise capital by selling shares in our SIP (as defined below) and we may also access our Credit Facility if needed (also as described below).

PARENT COMPANY LIQUIDITY AND CAPITAL RESOURCES

Citizens is a holding company and has had minimal operations of its own. Our assets consist of the capital stock of our subsidiaries, cash and investments. Our liquidity requirements are met primarily from two sources: cash generated from our operating subsidiaries and our invested assets. Our ability to obtain cash from our insurance subsidiaries depends primarily upon the availability of statutorily permissible payments, including payments Citizens receives from service agreements with our insurance subsidiaries and dividends from the subsidiaries. The ability to make payments to the holding company is limited by applicable laws and regulations of Bermuda (and as of January 1, 2023, Puerto Rico), and U.S. states of domicile which subject insurance operations to significant regulatory restrictions. As discussed in Part I, Item 1, Business and Part I. Item 1A. Risk Factors, these laws and regulations require, among other things, that our insurance subsidiaries maintain minimum capital and surplus requirements, which limit the amount of dividends that can be paid to the holding company. The regulations also require approval of our service agreements with the applicable regulatory authority in order to prevent insurance subsidiaries from moving large amounts of cash to the less regulated holding company.

In addition to the above-mentioned sources of cash, we offer a Stock Investment Plan ("SIP"), whereby investors, policyholders, independent contractors and agents, employees and directors can directly purchase our stock. At our option, purchases of stock under the SIP can be made from newly issued or treasury stock, rather than in the open market, in which case, we can raise capital by selling our shares.

On May 5, 2021, we entered into a Credit Facility with Regions Bank. See Part IV, Item 15, Note 7, Commitments and Contingencies in the notes to our consolidated financial statements, herein, for a description of the Credit Facility. The Credit Facility provides additional liquidity to the Company for short-term and longer-term needs. As of December 31, 2022, we have not borrowed any money under the Credit Facility and have no immediate plans to do so.

INSURANCE COMPANY SUBSIDIARY LIQUIDITY AND CAPITAL RESOURCES

The liquidity requirements of our insurance operations are primarily met by premium revenues, investment income and investment maturities. Our primary uses of cash are for payments of policy benefits to policyholders, investment purchases, and operating expenses. Historically, cash flow from our operations has been sufficient to meet our cash needs and we have not had to liquidate a material amount of investments to pay our expenses and we did not do so in 2022. Premium revenue was $173.7 million and $174.7 million in the years ended December 31, 2022 and 2021, respectively. See Contractual Obligations and Off-balance Sheet Arrangements below for a discussion of known and estimated cash needs related to payments of future policy benefits and policy claims. Cash flow projections and cash flow tests under various market interest rate scenarios are performed annually to assist in evaluating liquidity needs and adequacy.

Cash from Operating Activities. Cash provided by operating activities is an important liquidity metric because it reflects, during a given period, the amount of cash generated that is available to pay our operating expenses, invest in our business or make strategic acquisitions. Cash provided by operating activities was $56.9 million and $40.5 million for the years ended December 31, 2022 and 2021, respectively. Cash provided by operations was higher in 2022 due to (i) the $8.8 million severance payment to our former CEO in 2021, and (ii) decreased death and surrender benefits in 2022.

Cash from/used in Investing Activities. We have traditionally also had significant cash flows from both scheduled and unscheduled investment security maturities, redemptions, and prepayments. These cash flows, for the most part, are reinvested in fixed income securities and to a lesser extent limited partnerships or other alternative investments. Net cash outflows from investing activities totaled $60.7 million and $41.1 million for the years ended December 31, 2022 and 2021, respectively. The investing activities fluctuate from period to period due to timing of securities activities such as calls and maturities and reinvestment of those funds. During 2022, we used a higher amount of cash in investing activities, as we were able to invest at higher interest rates than the past several years, thus increasing our yields. 88% of our investments consist of marketable fixed maturity securities classified as available-for-sale that could be readily converted to cash for liquidity needs.

Trends, Demands and Restrictions on our Uses of Cash

Because claims and surrenders are our largest expense, a primary liquidity concern is the risk of either (i) an extraordinary level of early policyholder surrenders, or (ii) higher than expected mortality experience. In order to mitigate the risk of early policyholder surrenders, we include provisions in our insurance policies, such as surrender charges, that help limit and discourage early withdrawals. As previously discussed, surrender benefits have been higher than usual the last several years as many of our policies have reached the age where surrender charges have expired and due to other reasons, like the loss of one of our biggest distributors in Venezuela (see Part I, Item 3. Legal Proceedings). However, policy surrenders decreased 5.6% in 2022 when compared to 2021 as we have instituted new programs seeking to curb surrenders. To the extent that early surrenders are higher than expected, our liquidity could be negatively impacted. We continue to monitor surrenders and early withdrawals.

Our endowment products provide the policyholder with alternatives once the policy matures - they can choose to take a lump sum payout or leave the money on deposit at interest with the Company. As of December 31, 2022, 38% of the Company's total insurance in force was in endowment products. Approximately 17% of the endowments in force will mature in the next five years. Policyholder election behavior is unknown, but if too many policyholders elect lump sum distributions, the Company could be exposed to liquidity risk in years of high maturities. Meeting these distributions could require the Company to sell its investments at inopportune times to pay policyholder withdrawals. Alternatively, if the policyholders were to leave the money on deposit with the Company at interest, our profitability could be impacted if the product guaranteed rate is higher than the market rate we are earning on our investments. We currently anticipate that our available operating cash flow and capital resources will be adequate to meet our needs for funds, but we will monitor closely our policyholder behavior patterns.

We experienced increased death claim benefits in 2021, primarily due to the COVID-19 pandemic. Because the pandemic was an unforeseen event that was not priced into our product assumptions, to the extent we continue to experience increased claims and the associated death benefit payouts as a result of the COVID-19 pandemic or any other unforeseen event, our liquidity could be negatively impacted. Some of our policies include pandemic exclusions, and we carry reinsurance to offset some of these risks. However, death claim benefits decreased by 17.9% in 2022 compared to 2021.

As discussed above, we are subject to regulatory capital requirements that could affect the Company's ability to access capital from our insurance operations or cause the Company to have to put additional cash in our wholly-owned subsidiaries.

Our domestic companies are subject to minimum capital requirements set by the NAIC in the form of risk-based capital ("RBC"). RBC considers the type of business written by an insurance company, the quality of its assets, and various other aspects of an insurance company's business to develop a minimum level of capital called "Authorized Control Level Risk-Based Capital". This level of capital is then compared to an adjusted statutory capital that includes capital and surplus as reported under statutory accounting principles, plus certain investment reserves. Should the ratio of adjusted statutory capital to control level RBC fall below 200% for our domestic companies, a series of remedial actions by the affected company would be required. Additionally, we have a parental guarantee between Citizens and CICA, Citizens' wholly-owned subsidiary domiciled in Colorado, to maintain a RBC level above 350%. At December 31, 2022, our domestic insurance subsidiaries were above the required minimum RBC levels.

CICA International is a Bermuda domiciled company. The BMA requires Bermuda insurers to maintain available statutory economic capital and surplus at a level equal to or in excess of the BMA's Enhanced Capital Requirement, which requires a certain Target Capital Level ("TCL"). As of December 31, 2022, CICA International was above the TCL threshold. As the Insurance Act permits, we requested a modification under Section 6C of the Insurance Act to remove the impact of unrealized gains or losses from the Minimum Margin of Solvency ("MMS") requirement. On January 19, 2023, the BMA granted CICA International a permitted practice, effective December 31, 2022, pursuant to Section 6C (1) of the Insurance Act to report its fixed income maturity securities at amortized cost in its unconsolidated statutory financial statements. At the request of the BMA, on April 15, 2021, Citizens and CICA International entered into a Keep Well Agreement. The Keep Well Agreement requires Citizens to contribute up to $10 million in capital to CICA International as necessary to ensure that CICA International has a minimum capital level of 120%. Since CICA International's capital level currently exceeds 120%, Citizens is not currently required to make a capital contribution. Any capital injection that Citizens is required to make under the parental guarantee with CICA or under the Keep Well Agreement or change in our permitted practice with CICA International could negatively impact the Company's capital resources and liquidity.

CICA PR is a Puerto Rico domiciled company. The Insurance Code does not specifically set forth minimum capital and surplus standards, but rather requires that an insurer submit a business plan for approval to the OIC that includes proposed minimum capital and surplus. CICA PR is required to maintain a minimum of $750,000 in capital and maintain a premium to surplus ratio of 7 to 1. CICA PR began issuing new business as of January 1, 2023 and since higher costs are associated with new business than renewal business (e.g., first year commissions), we expect that Citizens will have to contribute capital to CICA PR in the foreseeable future in order to maintain the required premium to surplus ratio. Like with CICA International, any capital that Citizens is required to contribute could negatively impact the Company's capital resources and liquidity.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Our material cash requirements from known contractual and other obligations primarily relate to our policy liabilities. Expected timing of those payments are as follows:

Year ended December 31, 2022 (In thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Contractual Obligations:					
Investment commitments	$ 28,562	20,011	8,551	—	—
Real estate and equipment leases	10,116	1,163	2,432	2,505	4,016
Future policy benefit reserves	1,516,051	47,137	142,715	116,116	1,210,083
Policy claims payable	9,884	9,884	—	—	—
Total contractual obligations	$ 1,564,613	78,195	153,698	118,621	1,214,099

Future Policy Benefit Reserves and Policy Claims Payable. As a life insurance company, the vast majority of our known cash requirements are for payments related to future policy benefits and policy claims payable, which we estimated in the table above. These amounts have been projected utilizing assumptions based upon our historical experience and anticipated future experience. We have reflected the majority of the obligation in the more than five-years category due to the age of the insured, years to policy maturity and our past experience with claims and surrenders.

Real Estate Lease. The Company entered into a long-term lease agreement with an unrelated party for its home office in Austin, Texas. Payments under this long-term lease agreement average approximately $112,000 per month.

The Company does not have off-balance sheet arrangements at December 31, 2022. We do not utilize special purpose entities as investment vehicles, nor do we invest in any such entities that engage in speculative activities of any nature. In addition, we do not hedge our investment positions.

We have no known material cash requirements other than those described above.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if: (1) it requires assumptions to be made that were uncertain at the time the estimate was made; and (2) changes in the estimate, or different estimates that could have been selected, could have a material effect on our consolidated results of operations or financial condition. While we believe that our estimates, assumptions and judgments are reasonable, they are based on information presently available. Changes in our assumptions, estimates or assessments as a result of unforeseen events or otherwise could have a material impact on our financial position or results of operations.

Management has discussed the development and selection of its critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure presented. See Note 1. Summary of Significant Accounting Policies in the notes to our consolidated financial statements for further information on our critical accounting policies.

VALUATION OF INVESTMENTS IN FIXED MATURITY SECURITIES

Based upon current accounting guidance, investment securities must be classified as held-to-maturity, available-for-sale ("AFS") or trading. Management determines the appropriate classification at the time of purchase. The classification of securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Fixed maturity securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and the Company has the ability to hold the securities to maturity. Securities not classified as held-to-maturity are classified as AFS and are carried at fair value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income (loss) and do not affect earnings until realized. The Company currently does not hold any fixed maturity securities classified as held-to-maturity.

The Company monitors all fixed maturity securities on an on-going basis relative to changes in credit ratings, market prices, earnings trends and financial performance, in addition to specific region or industry reviews. The Company evaluates whether a credit impairment exists for fixed maturity securities by considering primarily the following factors: (a) changes in the financial condition of the security's underlying collateral; (b) whether the issuer is current on contractually obligated interest and principal payments; (c) changes in the financial condition, credit rating and near-term prospects of the issuer; and (d) the payment structure of the security. The Company's best estimate of expected future cash flows used to determine the credit loss amount is a quantitative and qualitative process. Quantitative review includes information received from third-party sources such as financial statements, pricing and rating changes, liquidity and other statistical information. Qualitative factors include judgments related to business strategies, economic impacts on the issuer, overall judgment related to estimates and industry factors as well as the Company's intent to sell the security, or if it is more likely than not that the Company would be required to sell a security before recovery of its amortized cost.

The Company's best estimate of future cash flows involves assumptions including, but not limited to, various performance indicators, such as historical and projected default and recovery rates, credit ratings, and current delinquency rates. These assumptions require the use of significant management judgment and include the probability of issuer default and estimates regarding timing and amount of expected recoveries, which may include estimating the underlying collateral value. In addition, projections of expected future fixed maturity security cash flows may change based upon new information regarding the performance of the issuer. Any credit losses are presented as an allowance rather than as a write-down of AFS fixed maturity securities.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs, consisting of commissions and policy issuance, underwriting and agent convention expenses that are directly related to and vary with the successful production of new business are deferred. These deferred amounts, referred to as deferred policy acquisition costs ("DAC"), are recorded as an asset on the consolidated balance sheets and amortized to income in a systematic manner, based on related contract revenues or gross profits as appropriate.

Traditional life insurance and accident and health insurance acquisition costs are amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing future policy benefit liabilities. For universal life type contracts and investment contracts that include significant surrender charges or that yield significant revenues from sources other than the investment contract holders' funds, the deferred contract acquisition cost amortization is matched to the recognition of gross profit. The effect on the DAC asset that would result from realization of unrealized gains or losses is recognized with an offset to accumulated other comprehensive income in consolidated stockholders' equity. If an internal replacement of insurance or investment contract modification substantially changes a contract as defined in current accounting guidance, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

The ending DAC asset balance is calculated at a seriatim level for policies in force at the end of each reporting period based on the remaining unamortized asset. The assumptions used to calculate DAC are set when a policy is issued and do not change with changes in actual experience, unless a loss recognition event occurs. The seriatim method ensures that policies lapsed or surrendered during the reporting period are no longer included in the DAC calculation. This method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the locked-in assumptions.

Inherent in the capitalization and amortization of DAC are certain management judgments about what acquisition costs are deferred, the ending asset balance and the annual amortization. Approximately 94.6% of our capitalized DAC are attributed to first year and renewal excess commissions. The remaining 5.4% are attributed to other costs that vary with and are directly related to the successful acquisition of new insurance business. Those costs generally include costs related to the production, underwriting and issuance of new business.

DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing on an annual basis, or when an event occurs that might require loss recognition testing. If loss recognition or impairment is necessary, DAC would be written off to the extent that anticipated future premiums and investment income is insufficient to cover expected future policy benefits and expenses. Loss recognition testing considers, among other things, actual experience and projected future experience and calculates the available premium (gross premium less the benefit and expense portion of premium) for the next 50 years. DAC is evaluated for recoverability using best estimate assumptions related to interest rates, mortality and lapses. Based on the results of DAC recoverability and loss recognition testing, management believes that our DAC for the years ended December 31, 2022 and 2021 is recorded at its estimated realizable value. However, if mortality increases by more than 125% from our underlying assumptions a loss recognition event could occur in our Home Service Insurance segment. Likewise, if interest rates decline significantly, a loss recognition event could occur in both of our operating segments.

For DAC related to long-duration traditional insurance contracts, if the assets supporting the liabilities are in a net unrealized gain position at the balance sheet date, loss recognition testing assumptions are updated to exclude such gains from future cash flows by reflecting the impact of reinvestment rates on future yields. If a future loss is anticipated under this basis, any additional shortfall indicated by loss recognition tests is recognized as a reduction in accumulated other comprehensive income (shadow loss recognition). Similar to other loss recognition on long-duration insurance contracts, such shortfall is first reflected as a reduction in DAC and secondly as an increase in liabilities for future policy benefits. The change in these adjustments, net of tax, is included with the change in net unrealized appreciation of investments that is credited or charged directly to other comprehensive income (loss).

COST OF INSURANCE ACQUIRED

Cost of Insurance Acquired ("COIA") is established when we purchase a block of insurance. COIA is amortized over the emerging profit of the related policies using the same assumptions as were used in computing liabilities for future policy benefits. Inherent in the amortization of COIA are certain management judgments about the ending asset balance and the annual amortization. The key assumptions used are based upon interest, mortality and lapses at the time of purchase.

A recoverability test that considers, among other things, actual experience and projected future experience is performed at least annually. These annual recoverability tests are based initially on an estimate of the available premium (gross premium less the benefit and expense portion of premium) for the next 50 years using best estimate assumptions related to interest rates, mortality and lapses. Management believes that our COIA is recoverable for the years ended December 31, 2022 and 2021. This belief is based upon the analysis performed on estimated future results of the block and our annual recoverability testing.

POLICY LIABILITIES

Future policy benefit reserves have been computed using the net level premium method with assumptions as to investment yields, dividends on participating business, mortality, lapses and withdrawals based upon our experience. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of policy liabilities and the increase in future policy benefit reserves. Management's judgments and estimates for future policy benefit reserves provide for possible adverse deviation.

We continue to use the original assumptions (including a provision for the risk of adverse deviation) in subsequent periods to determine the changes in the liability for future policy benefits (the "lock-in concept") unless a premium deficiency exists. Management monitors these assumptions and has determined that a premium deficiency did not exist as of December 31, 2022. Management believes that our policy liabilities and increase in future policy benefit reserves as of the years ended December 31, 2022 and 2021 are based upon assumptions, including a provision for the risk of adverse deviation, that do not warrant revision. Annually, the Company completes experience studies with respect to mortality, lapse, interest and expenses. The results of these studies are used for current year reserve adequacy testing, which includes loss recognition and establishing benefit liabilities and DAC for the following year's new issues.

TAX ACCOUNTING

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is enacted. CICA International, a wholly-owned subsidiary of Citizens, is considered a controlled foreign corporation for U.S. federal tax purposes. As a result, the insurance activity of CICA International is subject to Subpart F of the IRC and is included in Citizens taxable income on its U.S. federal income tax return. Due to the 0% enacted tax rate in Bermuda there are no deferred taxes recorded for CICA International's temporary differences.

As required by U.S. GAAP, we evaluated the recoverability of deferred tax assets and the establishment of a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized. For the year ended December 31, 2022, changes in market conditions including rising interest rates, resulted in deferred tax assets related to the net unrealized capital losses in our investment portfolio. When assessing the need for a valuation allowance on the unrealized capital loss deferred tax assets, we assert a tax planning strategy to hold a majority of the underlying securities to recovery or maturity. Our ability to assert such a tax planning strategy is dependent upon factors such as our asset/liability matching process, overall investment strategy, projected future product sales and expected liquidity needs. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the income tax expense recorded in the consolidated financial statements. This includes a further significant decline in the value of assets incorporated into our tax planning strategies which could lead to an increase in our valuation allowance on deferred tax assets having an adverse effect on current and future results.

RECENT ACCOUNTING PRONOUNCEMENTS

See Item 8. Financial Statements and Supplementary Data and "Accounting Pronouncements" in Note 1. Summary of Significant Accounting Policies in the notes to our consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we have elected to comply with certain scaled disclosure reporting obligations and therefore are not required to provide the information required by this Item.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements, the notes thereto, and the report of our independent registered public accounting firm, as listed on the table of contents.

All other schedules have been omitted as the required information is inapplicable or the information required is presented in the financial statements or the notes thereto filed elsewhere herein.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and such information is accumulated and reported to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding disclosure.

(b) MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the design and operating effectiveness of internal control over financial reporting based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that our internal control over financial reporting as of December 31, 2022 was effective.

Grant Thornton LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2022. Their attestation report is included in Item 9A(c) of this Annual Report.

(c) *ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Citizens, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Citizens, Inc. (a Colorado corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the *2013 Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the *2013 Internal Control — Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 10, 2023, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Miami, Florida
March 10, 2023

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   OTHER INFORMATION

None.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

The information in this Part III indicated below is incorporated by reference from other sections of this Annual Report on Form 10-K or from our definitive proxy statement pursuant to General Instruction G(3) of Form 10-K. We plan to file our definitive proxy statement for our 2023 annual meeting of shareholders within 120 days after December 31, 2022.

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 10 of this Annual Report on Form 10-K incorporates by reference the information in the sections entitled "Corporate Governance," "Audit Matters," "Directors" and "Executive Officers" in our Proxy Statement.

Item 11.   EXECUTIVE COMPENSATION

Item 11 of this Annual Report on Form 10-K incorporates by reference the information in the sections entitled "Directors - Director Compensation," "Executive Compensation" and "Board Matters - Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 12 of this Annual Report on Form 10-K incorporates by reference the information in the sections entitled "Security Ownership of Directors and Management" and "Security Ownership of Certain Beneficial Owners" in our Proxy Statement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information regarding securities authorized for issuance under our equity compensation plan, the Citizens, Inc. Omnibus Incentive Plan, as of December 31, 2022. See Note 11. Stock Compensation in the notes to our consolidated financial statements for additional information regarding our Omnibus Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plans
Equity compensation plans approved by security holders	265,597	$ 4.65	2,359,054
Equity compensation plans not approved by security holders	—	—	—
Total	265,597	$ 4.65	2,359,054

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 13 of this Annual Report on Form 10-K incorporates by reference the information in the sections entitled "Board Matters - Director Independence" and "Board Matters - Certain Relationships and Related Party Transactions" in our Proxy Statement.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Item 14 of this Annual Report on Form 10-K incorporates by reference the information in the section entitled "Audit Matters" in our Proxy Statement.


PART IV


Item 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as part of this Report

(1) and (2) Financial Statements and Schedules

The financial statements and schedules listed on the following index to financial statements and financial statement schedules are filed under Item 8 as part of this Form 10-K.

Index to Consolidated Financial Statements and Financial Statement Schedules	Page Reference
Reports of Independent Registered Public Accounting Firm - Auditor Name: Grant Thornton LLP Auditor Firm ID: 248 Auditor Location: Miami, FL	62
Consolidated Balance Sheets at December 31, 2022 and 2021	64
Consolidated Statements of Operations and Comprehensive Income (Loss) - years ended December 31, 2022 and 2021	66
Consolidated Statements of Stockholders' Equity - years ended December 31, 2022 and 2021	67
Consolidated Statements of Cash Flows - years ended December 31, 2022 and 2021	68
Notes to Consolidated Financial Statements	70
Schedule II – Condensed Financial Information of Registrant	106
Schedule III – Consolidated Supplementary Insurance Information	109
Schedule IV – Consolidated Statement of Reinsurance	110

All other schedules have been omitted because the required information is inapplicable or the information required is presented in the consolidated financial statements or the notes thereto filed elsewhere herein.

(3) Exhibits

See the Index of Exhibits.


Report of Independent Registered Public Accounting Firm


Board of Directors and Shareholders
Citizens, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Citizens, Inc. (a Colorado corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 10, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it they relate.

Development of Assumptions used in the Future Policy Benefit Reserves Adequacy Testing

As described further in Notes 1 and 4 to the financial statements, the Company estimates future policy benefit reserves for life insurance contracts which is the liability for the payment of policy benefits it expects to pay in the future. Management's estimate of future policy benefit reserves for life insurance was $1.31 billion as of December 31, 2022. Management tests this liability for adequacy. The adequacy testing uses key actuarial assumptions which are updated annually and include mortality, persistency, and investment experience. These assumptions are based upon the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviations. We identified the development of assumptions used in the future policy benefit reserves adequacy testing as a critical audit matter.

The principal consideration for our determination that the development of assumptions used in the future policy benefit reserves adequacy testing is a critical audit matter is that the development of these assumptions requires management to make significant estimates regarding mortality, persistency, and investment experience based on historical experience and future expectations, which could result in the recording of a premium deficiency. As such, auditing the development of such assumptions involved subjective and complex auditor judgment and the involvement of an actuarial specialist.

Our audit procedures related to the development of assumptions used in the future policy benefit reserves adequacy testing included the following, among others.

- We tested the design and operating effectiveness of management's review controls over the mortality, persistency, and investment experience assumption development and approval processes.
- We utilized an actuarial specialist in evaluating management's methodologies and reasonableness of the assumptions of mortality, persistency, and investment experience, that were used to reperform management's testing the adequacy of the future policy benefit reserves.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Miami, Florida
March 10, 2023

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Balance Sheets

December 31, *(In thousands)*	2022	2021
Assets		
Investments:		
Fixed maturity securities available-for-sale, at fair value (amortized cost: $1,381,318 and $1,343,755 in 2022 and 2021, respectively)	**$ 1,179,619**	1,470,617
Equity securities, at fair value	**11,590**	14,844
Policy loans	**78,773**	80,307
Other long-term investments (portion measured at fair value $66,846 and $56,038 in 2022 and 2021, respectively)	**69,558**	57,399
Short-term investments	**1,241**	—
Total investments	**1,340,781**	1,623,167
Cash and cash equivalents	**22,973**	27,294
Accrued investment income	**17,131**	16,197
Reinsurance recoverable	**4,560**	5,539
Deferred policy acquisition costs	**140,167**	140,380
Cost of insurance acquired	**10,260**	10,611
Federal income tax receivable	**601**	762
Deferred tax asset, net	**2,414**	—
Property and equipment, net	**12,926**	14,074
Due premiums	**11,829**	10,748
Other assets (less allowance for losses of $347 and $111 in 2022 and 2021, respectively)	**6,328**	5,739
Total assets	**$ 1,569,970**	1,854,511

See accompanying Notes to Consolidated Financial Statements.

CITIZENS, INC.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Balance Sheets

December 31, continued
(In thousands, except share amounts)

	2022	2021
Liabilities and Stockholders' Equity		
Liabilities:		
Policy liabilities:		
Future policy benefit reserves:		
Life insurance	$ 1,305,506	1,278,987
Annuities	91,234	83,918
Accident and health	767	784
Dividend accumulations	41,663	37,760
Premiums paid in advance	36,384	40,690
Policy claims payable	9,884	14,590
Other policyholders' funds	40,497	30,690
Total policy liabilities	1,525,935	1,487,419
Commissions payable	1,967	2,285
Deferred federal income tax liability, net	—	15,456
Other liabilities	41,025	28,780
Total liabilities	1,568,927	1,533,940
Commitments and contingencies (Notes 5 and 7)		
Stockholders' Equity:		
Common stock:		
Class A, no par value, 100,000,000 shares authorized, 53,758,176 and 53,170,413 shares issued and outstanding as of December 31, 2022 and 2021, respectively, including shares in treasury of 3,935,581 and 3,135,738 as of December 31, 2022 and 2021	268,147	265,561
Class B, no par value, 2,000,000 shares authorized, 1,001,714 shares issued and outstanding as of December 31, 2022 and 2021, including shares in treasury of 1,001,714 as of December 31, 2022 and 2021	3,184	3,184
Accumulated deficit	(52,203)	(45,565)
Accumulated other comprehensive income (loss):		
Net unrealized gains (losses) on fixed maturity securities, net of tax	(195,279)	117,492
Treasury stock, at cost	(22,806)	(20,101)
Total stockholders' equity	1,043	320,571
Total liabilities and stockholders' equity	$ 1,569,970	1,854,511

See accompanying Notes to Consolidated Financial Statements.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income (Loss)

Years Ended December 31,
(In thousands, except share amounts)

		2022	2021
Revenues:			
Premiums			
Life insurance	$	167,586	169,801
Accident and health insurance		1,278	1,250
Property insurance		4,850	3,677
Net investment income		65,426	61,495
Investment related gains (losses), net		(10,291)	10,991
Other income		3,675	3,332
Total revenues		232,524	250,546
Benefits and Expenses:			
Insurance benefits paid or provided:			
Claims and surrenders		119,935	119,735
Increase in future policy benefit reserves		29,640	36,444
Policyholders' dividends		6,013	6,180
Total insurance benefits paid or provided		155,588	162,359
Commissions		36,222	35,463
Other general expenses		45,177	43,370
Capitalization of deferred policy acquisition costs		(24,899)	(22,740)
Amortization of deferred policy acquisition costs		26,529	24,952
Amortization of cost of insurance acquired		974	1,206
Goodwill impairment		—	12,624
Total benefits and expenses		239,591	257,234
Income (loss) before federal income tax		(7,067)	(6,688)
Federal income tax expense (benefit)		(429)	(43,475)
Net income (loss)		(6,638)	36,787
Basic Earnings Per Share:			
Class A common stock	$	(0.13)	0.74
Class B common stock		—	0.37
Diluted Earnings Per Share:			
Class A common stock		(0.13)	0.73
Class B common stock		—	0.36
Other Comprehensive Income (Loss):			
Unrealized gains (losses) on fixed maturity securities:			
Unrealized holding gains (losses) arising during period		(330,869)	(5,055)
Reclassification adjustment for losses (gains) included in net income (loss)		104	(243)
Unrealized gains (losses) on fixed maturity securities, net		(330,765)	(5,298)
Income tax expense (benefit) on unrealized gains (losses) on fixed maturity securities		(17,994)	5,465
Other comprehensive income (loss)		(312,771)	(10,763)
Total comprehensive income (loss)	$	(319,409)	26,024

See accompanying Notes to Consolidated Financial Statements.

CITIZENS, INC.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock Class A	Class B	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock	Total Stock-holders' equity
Balance at December 31, 2020	$ 262,869	3,184	(82,352)	128,255	(11,011)	300,945
Comprehensive income (loss):						
Net income (loss)	—	—	36,787	—	—	36,787
Unrealized gains (losses) on fixed maturity securities, net of tax	—	—	—	(10,763)	—	(10,763)
Total comprehensive income (loss)	—	—	36,787	(10,763)	—	26,024
Acquisition of treasury stock	—	—	—	—	(9,090)	(9,090)
Stock-based compensation	2,692	—	—	—	—	2,692
Balance at December 31, 2021	265,561	3,184	(45,565)	117,492	(20,101)	320,571
Comprehensive income (loss):						
Net income (loss)	**—**	**—**	**(6,638)**	**—**	**—**	**(6,638)**
Unrealized gains (losses) on fixed maturity securities, net of tax	**—**	**—**	**—**	**(312,771)**	**—**	**(312,771)**
Total comprehensive income (loss)	**—**	**—**	**(6,638)**	**(312,771)**	**—**	**(319,409)**
Repurchase of treasury stock	**—**	**—**	**—**	**—**	**(2,705)**	**(2,705)**
Issuance of common stock	**2,244**	**—**	**—**	**—**	**—**	**2,244**
Stock-based compensation	**342**	**—**	**—**	**—**	**—**	**342**
Balance at December 31, 2022	**$ 268,147**	**3,184**	**(52,203)**	**(195,279)**	**(22,806)**	**1,043**

See accompanying Notes to Consolidated Financial Statements.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows

Years Ended December 31,
(In thousands)

	2022	2021
Cash Flows from Operating Activities:		
Net income (loss)	$ (6,638)	36,787
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Investment related (gains) losses, net on sales of investments and other assets	10,291	(10,991)
Net deferred policy acquisition costs	1,630	2,212
Amortization of cost of insurance acquired	974	1,206
Depreciation	536	1,140
Amortization of premiums and discounts on investments	4,240	5,568
Stock-based compensation	461	646
Deferred federal income tax expense (benefit)	124	427
Goodwill impairment	—	12,624
Change in:		
Accrued investment income	(934)	(60)
Reinsurance recoverable	979	214
Due premiums	(1,081)	561
Future policy benefit reserves	29,501	35,239
Other policyholders' liabilities	4,698	14,136
Federal income tax payable	161	(44,678)
Commissions payable and other liabilities	12,652	(15,450)
Other, net	(674)	874
Net cash provided by (used in) operating activities	56,920	40,455
Cash Flows from Investing Activities:		
Sales of fixed maturity securities, available-for-sale	33,914	8,238
Maturities and calls of fixed maturity securities, available-for-sale	44,493	53,089
Purchases of fixed maturity securities, available-for-sale	(120,094)	(94,265)
Sales of equity securities	500	7,383
Principal payments on mortgage loans	1,098	10
Funding of mortgage loans	—	(1,000)
Change in policy loans, net	1,534	3,011
Sales of other long-term investments and real estate	5,033	24,238
Purchases of other long-term investments	(25,870)	(40,788)
Purchases of property and equipment	(100)	(1,007)
Sales of property and equipment	—	14
Purchases of short-term investments	(1,250)	—
Net cash provided by (used in) investing activities	(60,742)	(41,077)

See accompanying Notes to Consolidated Financial Statements.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows

Years Ended December 31, *(In thousands)*		**2022**	**2021**
Cash Flows from Financing Activities:			
Annuity deposits	$	**8,626**	8,839
Annuity withdrawals		**(8,546)**	(7,763)
Issuance of common stock		**2,244**	2,255
Acquisition of treasury stock		**(2,705)**	(9,090)
Other		**(118)**	(456)
Net cash provided by (used in) financing activities		**(499)**	(6,215)
Net decrease in cash and cash equivalents		**(4,321)**	(6,837)
Cash and cash equivalents at beginning of year		**27,294**	34,131
Cash and cash equivalents at end of year	$	**22,973**	27,294

SUPPLEMENTAL DISCLOSURE OF OPERATING ACTIVITIES:

Cash paid for income taxes during 2022 and 2021 were $0.3 million and $1.2 million, respectively.

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During 2022 and 2021, various fixed maturity issuers exchanged securities with book values of $6.9 million and $12.1 million, respectively, for securities of equal value.

The Company recognized right-of-use assets of $0.4 million in exchange for new operating lease liabilities during 2022 and none during 2021.

See accompanying Notes to Consolidated Financial Statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements of Citizens, Inc. and its wholly-owned subsidiaries have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

The consolidated financial statements include the accounts and operations of Citizens, Inc. ("Citizens" or the "Company"), a Colorado corporation, and its wholly-owned subsidiaries, CICA Life Insurance Company of America ("CICA"), CICA Life Ltd. ("CICA International"), CICA Life, A.I. ("CICA PR"), Citizens National Life Insurance Company ("CNLIC"), Security Plan Life Insurance Company ("SPLIC"), Security Plan Fire Insurance Company ("SPFIC"), Magnolia Guaranty Life Insurance Company ("Magnolia"), and Computing Technology, Inc. ("CTI"). All significant inter-company accounts and transactions have been eliminated. Citizens and its wholly-owned subsidiaries are collectively referred to as the "Company," "we," "us," or "our".

Our Life Insurance segment operates through CICA International, CICA PR, CICA and CNLIC. Our international life insurance business, which operates through CICA International, issues U.S. dollar-denominated endowment contracts internationally, which are principally accumulation contracts that incorporate an element of life insurance protection, and ordinary whole life insurance in U.S. dollar-denominated amounts sold to non-U.S. residents. Effective January 1, 2023, all new policies are issued through CICA PR. These contracts are designed to provide a fixed amount of insurance coverage over the life of the insured and may utilize rider benefits to provide additional increasing or decreasing coverage and annuity benefits to enhance accumulations. Our domestic life insurance business operates through CICA and CNLIC. CICA issues credit life and disability policies and CNLIC issues ordinary whole life and critical illness policies mainly in Texas and Florida. Both companies service whole life and accident and health policies primarily in the Southern U.S., Midwest and Mountain West.

Our Home Service Insurance segment operates through our subsidiaries SPLIC, Magnolia and SPFIC, and focuses on the life insurance needs of the middle- and lower-income markets, primarily in Louisiana, Mississippi and Arkansas. Our products in this segment consist primarily of small face amount ordinary whole life, industrial life and pre-need policies, which are designed to fund final expenses for the insured, primarily consisting of funeral and burial costs as well as critical illness and property insurance policies, which cover dwelling and contents.

CTI provides data processing systems and services to the Company.

SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investment securities are classified as held-to-maturity ("HTM"), available-for-sale ("AFS") or trading. Management determines the appropriate classification at the time of purchase. The classification of securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Fixed maturity securities are classified as HTM and carried at amortized cost when management has the positive intent and the Company has the ability to hold the securities to maturity. Securities not classified as HTM are classified as AFS and are carried at fair value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income and are not reported in earnings until realized. Our fixed maturity securities consist primarily of bonds classified as AFS. The Company does not classify any fixed maturity securities as trading or as HTM. Equity securities are measured at fair value with the change in fair value recorded through net income (loss).

Unrealized gains (losses) of fixed maturity securities held as AFS are shown as a separate component of stockholders' equity, net of tax, and is a separate component of comprehensive income (loss).

The Company assesses AFS fixed maturity securities in an unrealized loss position for expected credit losses. First, we assess whether we intend to sell, or it is more likely than not that we will be required to sell, the security before recovery of its amortized cost. If either of the criteria is met, the security's amortized cost is written down to its fair value. For AFS fixed maturity securities that do not meet either criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If management deems a credit loss has occurred, the impairment is recorded through an allowance for credit losses rather than as a write-down. Changes in the allowance for credit losses are recorded through investment related gains and losses. Any impairment that has not been recorded through an allowance for credit losses is recognized in accumulated other comprehensive income (loss) on our consolidated balance sheets.

The Company made a policy election to exclude accrued interest from the amortized cost of AFS fixed maturity securities and report accrued interest separately in accrued investment income in the consolidated balance sheets. AFS fixed maturity securities are placed on non-accrual status when we no longer expect to receive all contractual amounts due. Accrued interest receivable is reversed against interest income when a security is placed on non-accrual status. Accordingly, we do not recognize an allowance for credit loss against accrued interest receivable.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

The Company from time to time may dispose of an impaired security in response to asset/liability management decisions, future market movements, business plan changes, or if the net proceeds can be reinvested at a rate of return that is expected to recover the loss within a reasonable period of time.

Policy loans are reported at unpaid principal balances.

Other long-term investments consist primarily of investments in limited partnerships, Federal Home Loan Bank ("FHLB") common stock and mortgage loans. We initially estimate the fair value of investments in limited partnerships by reference to the transaction price. Subsequently, we obtain the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which are audited annually. Recognition of investment income on these funds is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships' general partners. As a result, our limited partnerships are generally reported on a three-month delay.

We are a member of the FHLB of Dallas and such membership requires members to own stock in the FHLB. Our FHLB stock is carried at amortized cost, which approximates fair value.

Mortgage loans on real estate are reported at unpaid principal balances.

The Company had cash equivalents and fixed maturity securities with an aggregate fair value of $9.8 million and $10.1 million at December 31, 2022 and 2021, respectively, on deposit with various state regulatory authorities to fulfill statutory requirements.

SHORT-TERM INVESTMENTS

The Company considers investments maturing within one year at acquisition as short-term. These securities are carried at fair value.

CASH AND CASH EQUIVALENTS

Cash consists of balances on hand and on deposit in banks and financial institutions. Cash equivalents consists of securities whose duration does not exceed 90 days at the date of acquisition.

REINSURANCE RECOVERABLE

Reinsurance recoverable includes expected reimbursements for policyholder claim amounts in excess of the Company's retention, as well as profit sharing and experience refund accruals. Reinsurance recoverable is reduced for estimated uncollectible amounts, if any.

Reinsurance premiums, benefits and expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. The cost of reinsurance related to short duration contracts is accounted for over the coverage period. Profit-sharing and similar adjustable provisions are accrued based on the experience of the underlying policies.

DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs consist of commissions and policy issuance, underwriting and agent convention expenses that are directly related to and vary with the successful production of new business and are deferred. These deferred amounts, referred to as deferred policy acquisition costs ("DAC"), are recorded as an asset on the consolidated balance sheets and amortized to income in a systematic manner, based on related contract revenues or gross profits as appropriate.

Traditional life insurance and accident and health insurance acquisition costs are amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing future policy benefit liabilities. For universal life type contracts and investment contracts that include significant surrender charges or that yield significant revenues from sources other than the investment contract holders' funds, the deferred contract acquisition cost amortization is matched to the recognition of gross profit. The effect on the DAC asset that would result from realization of unrealized gains or losses is recognized with an offset to accumulated other comprehensive income (loss) in consolidated stockholders' equity. If an internal replacement of insurance or investment contract modification substantially changes a contract as defined in current accounting guidance, the DAC is written off immediately through income (loss) and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

The ending DAC asset balance is calculated at a seriatim level for policies in force at the end of each reporting period based on the remaining unamortized asset. The assumptions used to calculate DAC are set when a policy is issued and do not change with changes in actual experience, unless a loss recognition event occurs. The seriatim method ensures that policies lapsed or surrendered during the reporting period are no longer included in the DAC calculation. This method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the locked-in assumptions.

Inherent in the capitalization and amortization of DAC are certain management judgments about what acquisition costs are deferred, the ending asset balance and the annual amortization. Approximately 95% of our capitalized DAC is attributed to first year and renewal excess commissions. The remaining 5% is attributed to costs that vary with and are directly related to the successful acquisition of new insurance business. Those costs generally include costs related to the production, underwriting and issuance of new business.

DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing on an annual basis, or when an event occurs that might require loss recognition testing. If loss recognition or impairment is necessary, DAC would be written off to the extent that anticipated future premiums and investment income is insufficient to cover expected future policy benefits and expenses. Loss recognition testing that considers, among other things, actual experience and projected future experience calculates the available premium (gross premium less the benefit and expense portion of premium) for the next 50 years. DAC is evaluated for recoverability using best estimate assumptions. Based on the results of DAC recoverability testing and loss recognition testing, management believes that our DAC as of the years ended December 31, 2022 and 2021 limits the amount of deferred costs to its estimated recoverable value.

DAC related to investment-oriented products is also adjusted to reflect the effect of unrealized gains or losses on AFS fixed maturity securities with related changes recognized through other comprehensive income (shadow DAC). The adjustment is made at each balance sheet date, as if the securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. Similarly, for long-duration traditional insurance contracts, if the assets supporting the liabilities are in a net unrealized gain position at the balance sheet date, loss recognition testing assumptions are updated to exclude such gains from future cash flows by reflecting the impact of reinvestment rates on future yields. If a future loss is anticipated under this basis, any additional shortfall indicated by loss recognition tests is recognized as a reduction in accumulated other comprehensive income (shadow loss recognition). Similar to other loss recognition on long-duration insurance contracts, such shortfall is first reflected as a reduction in DAC and secondly as an increase in liabilities for future policy benefits. The change in these adjustments, net of tax, is included with the change in net gains (losses) on available-for-sale fixed maturity securities that is credited or charged directly to other comprehensive income (loss).

The components of DAC from year to year are summarized as follows:

Years ended December 31, *(In thousands)*	2022	2021
Balance at beginning of period	$ **140,380**	104,913
Capitalization of deferred policy acquisition costs	**24,899**	22,740
Amortization of deferred policy acquisition costs	**(26,529)**	(24,952)
Effects of unrealized (gains) losses	**1,417**	37,679
Balance at end of period	$ **140,167**	140,380

We converted to a new actuarial valuation software solution that provided enhanced modeling capabilities for the ordinary whole life policies of CNLIC as of April 1, 2021. The impact of this system conversion, which impacted the Life Insurance segment, was an increase to pretax income of $0.7 million consisting of a reduced increase in future policy benefit reserves of $0.8 million and increased amortization of deferred policy acquisition costs of $0.1 million, reflecting changes in actuarial valuation estimates associated with the conversion.

COST OF INSURANCE ACQUIRED

Cost of insurance acquired ("COIA") is established when we purchase a block of insurance. COIA is amortized over the emerging profit of the related policies using the same assumptions as were used in computing liabilities for future policy benefits. Inherent in the amortization of COIA are certain management judgments used in the estimation of the ending asset balance and the annual amortization. The key assumptions used in management's estimates are based upon interest, mortality and lapses at the time of purchase.

A recoverability test that considers, among other things, actual experience and projected future experience is performed at least annually. These annual recoverability tests are based initially on an estimate of the available premium (gross premium less the benefit and expense portion of premium) for the next 50 years. Management believes that our COIA is recoverable for the years ended December 31, 2022 and 2021. This belief is based upon the analysis performed on estimated future results of the block and our annual recoverability testing.

COIA relative to purchased blocks of insurance is summarized as follows:

Years ended December 31, *(In thousands)*	2022	2021
Balance at beginning of period	$ **10,611**	11,541
Amortization	**(974)**	(1,206)
Change in effects of unrealized (gains) losses on COIA	**623**	276
Balance at end of period	$ **10,260**	10,611

Estimated amortization of COIA in each of the next five years and thereafter is as follows. Actual future amortization will differ from these estimates due to variances from estimated future withdrawal assumptions.

(In thousands)	**Amount**
Cost of insurance acquired:	
Year:	
2023	$ 1,107
2024	965
2025	849
2026	750
2027	665
Thereafter	5,509
	9,845
Effects of unrealized (gains) losses on COIA	415
Total cost of insurance acquired	$ 10,260

The value of COIA resulting from our various acquisitions was determined based on the present value of future profits discounted at annual rates ranging from 3.7% to 8.5%.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is the difference between the purchase price in a business combination and the fair value of assets and liabilities acquired and is not amortized. Other intangible assets include various state insurance licenses, which have been determined to have indefinite useful lives and, therefore, are not amortized. Both goodwill and other intangible assets with indefinite useful lives are subject to annual impairment analysis.

Goodwill is tested for impairment on an annual basis or more frequently if indicators of potential impairment exist. The goodwill testing requires us to compare the estimated fair value of a reporting unit to its carrying value. If the carrying value of the reporting unit is lower than its estimated fair value, no further evaluation is required. If the carrying value of the reporting unit exceeds its estimated fair value, an impairment charge is recorded for that excess, limited to the total amount of goodwill allocated to that reporting unit. We have the option of performing an assessment of certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value or proceeding directly to a quantitative impairment test. We elected to apply the quantitative assessment for the goodwill in our reporting units within the Life Insurance segment as of December 31, 2021.

We recorded an impairment of $12.6 million in 2021 in our Life Insurance segment caused by increases in our carrying value of the segment due to recognition of an $43.8 million uncertain tax position in the fourth quarter of 2021, following the expiration of the statute of limitations on the tax year ended December 31, 2017. This impairment is recorded on the Consolidated Statement of Operations.

The following is a summary of changes in goodwill in our Life Insurance segment:

Years ended December 31, *(In thousands)*	**2022**	**2021**
Balance at beginning of period	$ —	12,624
Impairment	—	12,624
Balance at end of period	$ —	—

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the useful lives of the assets, ranging from three years to thirty years.

The following is a summary of property and equipment.

December 31, *(In thousands)*		2022	2021
Property and equipment:			
Home office, land and buildings	$	**3,980**	3,980
Furniture and equipment		**1,267**	1,236
Electronic data processing equipment and computer software		**7,485**	7,418
Real estate and equipment leases (See Note 7)		**10,116**	10,827
Total property and equipment		**22,848**	23,461
Accumulated depreciation		**(9,922)**	(9,387)
Total property and equipment	$	**12,926**	14,074

The Company has several lease agreements for real estate and equipment, such as its corporate home office and several district office locations related to our Home Service Insurance segment. The Company recognizes these lease agreements on the consolidated balance sheets as a right-of-use asset and a corresponding lease liability. The Company uses its estimated incremental borrowing rate, which is derived from information available at lease commencement date, in determining the present value of lease payments.

FUTURE POLICY BENEFITS AND EXPENSES

Future policy benefit reserves for traditional life insurance are established based on methods and underlying assumptions in accordance with U.S. GAAP and applicable actuarial standards. Assumptions as to investment yields, expenses, mortality and lapses are based upon our experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviations.

The accrued account balance for non-traditional life insurance and investment contracts is computed as deposits net of withdrawals made by the contract holder, plus amounts credited based on contract specifications, less contract fees and charges assessed, plus any additional interest. Annuity interest crediting rates range from 2.0% to 5.5% annually. Benefits and expenses are charged against the account balance to recognize costs as incurred over the estimated lives of the contracts. Expenses include interest credited to contract account balances and benefits paid in excess of contract account balances.

Unpaid claims on accident and health and specialty property insurance policies represent the estimated liability for benefit expenses, both reported but not paid and incurred but not reported to the Company. The liability for incurred but not reported claims includes estimates for additional claim amounts due related to reported claims. Liabilities for unpaid claims are estimated using individual case basis valuations and statistical analysis. Those estimates are subject to the effects of trends in claim severity and frequency.

Anticipated investment income is not considered in determining whether a premium deficiency exists with respect to short-duration contracts. Premium deposits accrue interest at rates ranging from 2.5% to 6.0% per annum. The cost of insurance is included in the premium when collected and interest is credited annually to deposit accounts.

The development of liabilities for future policy benefits requires management to make estimates and assumptions regarding mortality, persistency, expense, and investment experience based on historical experience and future expectations of those assumptions. Actual results could differ materially from estimates. An additional provision is made on most products to allow for possible adverse deviation from the assumptions assumed. We monitor actual experience and revise assumptions as necessary.

PARTICIPATING POLICIES

At December 31, 2022 and 2021, participating business approximated 55% and 59% of direct life insurance in force, respectively.

Future policy benefits on participating policies are estimated based on net level premium reserves for death and endowment policy benefits with interest rates ranging from 2.5% to 9.0%, and the cash surrender values described in such contracts. The scaling rate used for the 2022 portfolio ranged between 2.54% for 1 year and then going up to 2.99% over 20 years and remaining there for the duration. Earnings and dividends on participating policies are allocated based on policies in force.

Policyholder dividends are determined based on the discretion of the board of directors of the policy issuing subsidiary. Policyholder dividends are accrued over the premium paying periods of the insurance contract.

CONTINGENCIES

An estimated loss from a contingency is accrued and charged to results of operations only if both of the following conditions are met:

1. Information available prior to the issuance of the consolidated financial statements indicates that it is probable (virtual certainty is not required) that an asset has been impaired or a liability incurred as of the date of the consolidated financial statements; and
2. The amount of the loss can be reasonably estimated.

Reasonable estimation of a possible loss does not require estimating a single amount of the loss. It requires that a loss be accrued if it can be estimated within a range. If an amount within the range is a better estimate than any other amount within the range, that amount is accrued. If no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued.

A gain contingency is an uncertain situation that will be resolved in the future, possibly resulting in a gain. We do not allow the recognition of a gain contingency prior to settlement of the underlying event. There were none as of December 31, 2022 and 2021.

PREMIUM REVENUE AND RELATED EXPENSES

Premiums on life policies are recognized as earned when due. Premiums paid in advance on the consolidated balance sheets are held on deposit and accrue interest at rates ranging from 2.5% to 6.0% until such time as the premiums become due. Premiums on accident and health policies are recognized as revenue over the contract period on a pro rata basis. Benefits and expenses are associated with earned premiums resulting in the recognition of profits over the estimated lives of the contracts. This matching is accomplished by means of a provision for future policy benefits and the capitalization and amortization of deferred policy acquisition costs.

Annuity policies, primarily flexible premium fixed annuity products, are accounted for in a manner consistent with accounting for interest bearing financial instruments. Premium receipts are not reported as revenue, rather as deposit liabilities to annuity contracts. The annuity products issued do not include fees or other such charges.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered.

A deferred tax asset is recorded only if a determination is made that it is more-likely-than-not that the tax treatment on which the deferred tax asset depends will be sustained in the event of an audit. These determinations inherently involve management's judgment. In addition, the Company must record a tax valuation allowance with respect to deferred tax assets if it is more-likely-than-not that the tax benefit will not be realized.

The Company releases stranded tax effects in accumulated other comprehensive income on an aggregate portfolio basis.

EARNINGS PER SHARE

Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share are computed under the if-converted method for convertible securities and the treasury stock method for warrants, giving effect to all potential dilutive common stock, including options, warrants and convertible/redeemable preferred stock. The basic and diluted earnings per share of Class B common stock are one half the earnings per share of the Class A common stock.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Significant estimates include those used in the evaluation of credit losses on fixed maturity securities, actuarially determined assets and liabilities and assumptions, valuation allowance on deferred tax assets, valuation of uncertain tax positions and contingencies relating to litigation and regulatory matters. Certain of these estimates are particularly sensitive to market conditions, and deterioration and/or volatility in the worldwide debt or equity markets could have a material impact on the consolidated financial statements.

RECLASSIFICATIONS

Certain amounts presented in prior years have been reclassified to conform to the current presentation. No individual amounts were material.

ACCOUNTING PRONOUNCEMENTS

ACCOUNTING STANDARDS NOT YET ADOPTED

In August 2018, the FASB issued ASU No. 2018-12, *Financial Services-Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts.* This ASU amends four key areas of the accounting and impacts disclosures for long-duration insurance and investment contracts:

- *Requires updated assumptions for liability measurement.* Assumptions used to measure the liability for traditional insurance contracts, which are typically determined at contract inception, will now be reviewed at least annually, and, if there is a change, updated, with the effect recorded in net income;
- *Standardizes the liability discount rate.* The liability discount rate will be a market-observable discount rate (upper-medium grade fixed-income instrument yield), with the effect of rate changes recorded in other comprehensive income (loss);
- *Provides greater consistency in measurement of market risk benefits.* The two previous measurement models have been reduced to one measurement model (fair value), resulting in greater uniformity across similar market-based benefits and better alignment with the fair value measurement of derivatives used to hedge capital market risk;
- *Simplifies amortization of DAC.* Previous earnings-based amortization methods have been replaced with a more level amortization basis; and
- *Requires enhanced disclosures.* The new disclosures include rollforwards and information about significant assumptions and the effects of changes in those assumptions.

For calendar-year public companies, the changes will be effective on January 1, 2023, however, early adoption is permitted. We will adopt this ASU effective January 1, 2023, with a transition date of January 1, 2021, using a modified retrospective approach. As of the January 1, 2021 transition date, the adoption of the new guidance will increase previously reported accumulated deficit by $0.1 million, net of tax, primarily from capping net premium ratios for certain policyholder benefit cohorts at 100% as of the transition date, and decrease accumulated other comprehensive income (loss) ("AOCI") by $316.8 million, net of tax, primarily from remeasuring in-force contract liabilities using upper-medium grade fixed income instrument yields as of the transition date. As of December 31, 2022, these estimates have declined, ranging from an increase in AOCI of approximately $25 million to $75 million primarily due to the increase in interest rates since the transition date. We estimate that our previously reported accumulated deficit will decrease by a range of $50 million to $100 million primarily due to a reduction in policyholder benefits resulting from updating the underlying reserve assumptions annually compared to the use of historical assumptions that were locked at issue and reduced DAC amortization due to changes in amortization methods and the elimination of accruing and amortizing interest on existing DAC balances. All amounts assume a tax rate of 21%. In addition to the impacts to the consolidated balance sheets, we also expect an impact to the pattern of earnings emergence following the transition date.

On June 30, 2022, the FASB issued ASU No. 2022-03, *Fair Value Measurement (Topic 820: Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions.* This standard clarifies that contractual restrictions on equity security sales are not considered part of the security unit of account and, therefore, are not considered in measuring fair value. In addition, the amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. Disclosures on such restrictions are also required. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and are required to be applied prospectively, with any adjustments from the adoption recognized in earnings and disclosed. Early adoption is available. Adoption of this standard will have no impact on our consolidated financial statements.

No other new accounting pronouncement issued or effective during 2022 had, or is expected to have, a material impact on our consolidated financial statements.

(2) INVESTMENTS

The Company invests primarily in fixed maturity securities, which totaled 86.5% of total cash and invested assets at December 31, 2022.

Carrying Value as of December 31, *(In thousands, except for %)*		**2022**	**%**		**2021**	**%**
Cash and invested assets						
Fixed maturity securities	$	**1,179,619**	**86.5 %**	$	1,470,617	89.0 %
Equity securities		**11,590**	**0.8**		14,844	0.9
Policy loans		**78,773**	**5.8**		80,307	4.9
Other long-term investments		**69,558**	**5.1**		57,399	3.5
Short-term investments		**1,241**	**0.1**		—	—
Cash and cash equivalents		**22,973**	**1.7**		27,294	1.7
Total cash and invested assets	$	**1,363,754**	**100.0 %**	$	1,650,461	100.0 %

The following table represents the amortized cost, gross unrealized gains and losses and fair value of fixed maturity securities as of December 31, 2022 and 2021.

December 31, 2022 *(In thousands)*	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Fixed maturity securities:				
Available-for-sale:				
U.S. Treasury securities	$ 9,425	152	9	9,568
U.S. Government-sponsored enterprises	3,434	277	1	3,710
States and political subdivisions	344,208	1,114	37,964	307,358
Corporate				
Financial	243,758	512	42,383	201,887
Consumer	247,824	758	47,138	201,444
Utilities	115,738	39	23,790	91,987
Energy	76,065	—	11,395	64,670
All Other	184,022	683	29,048	155,657
Commercial mortgage-backed	171	—	2	169
Residential mortgage-backed	110,582	9	10,765	99,826
Asset-backed	45,991	18	2,767	43,242
Foreign governments	100	1	—	101
Total fixed maturity securities	**$ 1,381,318**	**3,563**	**205,262**	**1,179,619**

December 31, 2021 *(In thousands)*	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Fixed maturity securities:				
Available-for-sale:				
U.S. Treasury securities	$ 9,515	1,097	1	10,611
U.S. Government-sponsored enterprises	3,463	996	—	4,459
States and political subdivisions	356,594	28,056	692	383,958
Corporate				
Financial	213,652	22,477	172	235,957
Consumer	219,223	23,658	900	241,981
Utilities	105,738	7,358	801	112,295
Energy	76,989	7,334	68	84,255
All Other	196,403	22,497	380	218,520
Residential mortgage-backed	117,755	16,046	6	133,795
Asset-backed	44,322	368	14	44,676
Foreign governments	101	9	—	110
Total fixed maturity securities	**$ 1,343,755**	**129,896**	**3,034**	**1,470,617**

Most of the Company's equity securities are diversified stock and bond mutual funds.

Fair Value as of December 31, *(In thousands)*		2022	2021
Equity securities:			
Stock mutual funds	$	2,615	3,571
Bond mutual funds		4,337	5,060
Common stock		857	990
Non-redeemable preferred stock		8	161
Non-redeemable preferred stock fund		3,773	5,062
Total equity securities	$	11,590	14,844

VALUATION OF INVESTMENTS

AFS fixed maturity securities are reported in the consolidated financial statements at fair value. Equity securities are measured at fair value with the change in fair value recorded through net income (loss). The Company recognized net realized losses of $2.7 million and net realized gains of $0.4 million on equity securities held for the years ended December 31, 2022 and 2021.

The Company monitors all AFS fixed maturity securities on an on-going basis relative to changes in credit ratings, market prices, earnings trends and financial performance, in addition to specific region or industry reviews. The Company evaluates whether a credit impairment exists for fixed maturity securities by considering primarily the following factors: (a) changes in the financial condition of the security's underlying collateral; (b) whether the issuer is current on contractually obligated interest and principal payments; (c) changes in the financial condition, credit rating and near-term prospects of the issuer; and (d) the payment structure of the security. The Company's best estimate of expected future cash flows used to determine the credit loss amount is a quantitative and qualitative process. Quantitative review includes information received from third-party sources such as financial statements, pricing and rating changes, liquidity and other statistical information. Qualitative factors include judgments related to business strategies, economic impacts on the issuer, overall judgment related to estimates and industry factors as well as the Company's intent to sell the security, or if it is more likely than not that the Company would be required to sell a security before recovery of its amortized cost.

The Company's best estimate of future cash flows involves assumptions including, but not limited to, various performance indicators, such as historical and projected default and recovery rates, credit ratings, and current delinquency rates. These assumptions require the use of significant management judgment and include the probability of issuer default and estimates regarding timing and amount of expected recoveries, which may include estimating the underlying collateral value. In addition, projections of expected future fixed maturity security cash flows may change based upon new information regarding the performance of the issuer. Any credit losses are presented as an allowance rather than as a write-down on AFS fixed maturity securities management does not intend to sell or believes that it is more likely than not we will be required to sell.

The Company recorded no credit valuation losses on fixed maturity securities for the years ended December 31, 2022 and 2021.

For fixed maturity security investments that have unrealized losses as of December 31, 2022 and 2021, the gross unrealized losses that have been in a continuous unrealized loss position for less than 12 months, gross unrealized losses that have been in a continuous unrealized loss position for 12 months or longer and fair value are as follows.

December 31, 2022	Less than 12 months			Greater than 12 months			Total		
(In thousands, except for # of securities)	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities
Fixed maturity securities:									
Available-for-sale:									
U.S. Treasury securities	$ —	—	—	64	9	2	64	9	2
U.S. Government-sponsored enterprises	223	1	1	—	—	—	223	1	1
States and political subdivisions	189,084	30,866	242	14,184	7,098	14	203,268	37,964	256
Corporate									
Financial	182,447	39,122	237	6,144	3,261	16	188,591	42,383	253
Consumer	164,224	34,823	220	23,417	12,315	30	187,641	47,138	250
Utilities	73,483	15,959	152	16,413	7,831	18	89,896	23,790	170
Energy	59,053	9,601	75	5,617	1,794	8	64,670	11,395	83
All Other	140,955	25,337	171	7,910	3,711	15	148,865	29,048	186
Commercial mortgage-backed	168	2	2	—	—	—	168	2	2
Residential mortgage-backed	98,758	10,514	95	759	251	5	99,517	10,765	100
Asset-backed	37,067	2,485	41	4,264	282	9	41,331	2,767	50
Total fixed maturity securities	$ 945,462	168,710	1,236	78,772	36,552	117	1,024,234	205,262	1,353

December 31, 2021	Less than 12 months			Greater than 12 months			Total		
(In thousands, except for # of securities)	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities
Fixed maturity securities:									
Available-for-sale:									
U.S. Treasury securities	$ 72	1	2	—	—	—	72	1	2
States and political subdivisions	21,715	692	15	—	—	—	21,715	692	15
Corporate									
Financial	8,059	86	15	1,227	86	1	9,286	172	16
Consumer	29,494	777	28	2,419	123	1	31,913	900	29
Utilities	19,072	401	14	4,523	400	4	23,595	801	18
Energy	7,381	68	8	—	—	—	7,381	68	8
All Other	14,312	380	16	—	—	—	14,312	380	16
Residential mortgage-backed	1,084	6	6	—	—	—	1,084	6	6
Asset-backed	9,078	12	11	663	2	1	9,741	14	12
Total fixed maturity securities	$ 110,267	2,423	115	8,832	611	7	119,099	3,034	122

In each category of our fixed maturity securities described below, we do not intend to sell our investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases. At December 31, 2022 and 2021, 98.7% and 98.0%, respectively, of the fair value of our fixed maturity securities portfolio was rated investment grade. While the losses are currently unrealized, we continue to monitor all fixed maturity securities on an on-going basis as future information may become available which could result in an allowance being recorded.

The unrealized losses on fixed maturity securities detailed in the previous tables are due to noncredit-related factors, including widening credit spreads and rising interest rates since purchase, which have little bearing on the recoverability of our investments, hence they are not recognized as credit losses. The fair value is expected to recover as the securities approach maturity or if market yields for such investments decline.

The amortized cost and fair value of fixed maturity securities at December 31, 2022 by contractual maturity are shown in the table below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date have been reflected based upon final stated maturity.

(In thousands)	Amortized Cost	Fair Value
Fixed maturity securities:		
Due in one year or less	$ 22,196	22,201
Due after one year through five years	115,395	113,416
Due after five years through ten years	247,611	235,011
Due after ten years	996,116	808,991
Total fixed maturity securities	$ 1,381,318	1,179,619

There were no investments that were non-income producing for the years ended December 31, 2022 or 2021.

Major categories of net investment income are summarized as follows:

Years ended December 31, *(In thousands)*	2022	2021
Gross investment income:		
Fixed maturity securities	$ 58,400	55,579
Equity securities	650	1,024
Policy loans	6,189	6,420
Other long-term investments	2,535	809
Other	246	54
Total investment income	68,020	63,886
Investment expenses	(2,594)	(2,391)
Net investment income	$ 65,426	61,495

The Company uses the specific identification method of the individual security to determine the cost basis used in the calculation of realized gains and losses related to security sales.

Years ended December 31,
(In thousands)

	2022	2021
Fixed maturity securities, available-for-sale:		
Proceeds	$ 33,914	8,238
Gross realized gains	120	189
Gross realized losses	112	1
Equity securities:		
Proceeds	$ 500	7,383
Gross realized gains	44	—
Gross realized losses	—	149

We sold 20 and 28 fixed maturity securities from our available-for-sale portfolio in 2022 and 2021, respectively. There was two sales of equity securities in 2022 and one sale in 2021.

Investment related gains (losses) are as follows:

Years ended December 31,
(In thousands)

	2022	2021
Investment related gains (losses):		
Sales, calls and maturities:		
Fixed maturity securities	$ (104)	243
Equity securities	62	(152)
Real estate	—	981
Property and equipment	—	13
Other long-term investments	2,320	1,892
Realized investment gains (losses)	2,278	2,977
Change in fair value of equity securities	(2,665)	376
Change in fair value of limited partnerships	(9,667)	7,452
Change in credit loss allowance	(237)	186
Net investment related gains (losses)	$ (10,291)	10,991

The Company sold its former training facility near Austin, Texas during 2021 for a gross sale price of $3.8 million, resulting in a gain on the sale of $1.0 million. The facility was owned by Citizens and was held in Other Non-Insurance Enterprises.

(3) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We hold AFS fixed maturity securities, which are carried at fair value with changes in fair value reported through comprehensive income (loss). We also report our equity securities and certain other long-term investments at fair value with changes in fair value reported through the consolidated statements of operations.

Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets and liabilities carried at fair value are required to be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical instruments in active markets.
- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs or whose significant value drivers are observable.
- Level 3 - Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as U.S. Treasury securities and actively traded mutual fund and stock investments.

Level 2 includes those financial instruments that are valued by independent pricing services or broker quotes. These pricing models are primarily industry-standard models that consider various inputs, such as interest rates, credit spreads and foreign exchange rates for the underlying financial instruments. All significant inputs are observable or derived from observable information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include corporate securities, U.S. Government-sponsored enterprise securities, securities issued by states and political subdivisions and certain mortgage and asset-backed securities.

Level 3 is comprised of financial instruments whose fair value is estimated based on non-binding broker prices utilizing significant inputs not based on or corroborated by readily available market information. We have no investments in this category.

The following tables set forth our assets that are measured at fair value on a recurring basis.

December 31, 2022 *(In thousands)*	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value**
Financial assets:				
Fixed maturity securities, available-for-sale:				
U.S. Treasury and U.S. Government-sponsored enterprises	$ 9,567	3,711	—	13,278
States and political subdivisions	—	307,358	—	307,358
Corporate	44	715,601	—	715,645
Commercial mortgage-backed	—	169	—	169
Residential mortgage-backed	—	99,826	—	99,826
Asset-backed	—	43,242	—	43,242
Foreign governments	—	101	—	101
Total fixed maturity securities available-for-sale	9,611	1,170,008	—	1,179,619
Equity securities:				
Stock mutual funds	2,615	—	—	2,615
Bond mutual funds	4,337	—	—	4,337
Common stock	857	—	—	857
Non-redeemable preferred stock	8	—	—	8
Non-redeemable preferred stock fund	3,773	—	—	3,773
Total equity securities	11,590	—	—	11,590
Other long-term investments [1]	—	—	—	66,846
Total financial assets	$ 21,201	1,170,008	—	1,258,055

[1] In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

December 31, 2021 *(In thousands)*	Level 1	Level 2	Level 3	Total Fair Value
Financial assets:				
Fixed maturity securities, available-for-sale:				
U.S. Treasury and U.S. Government-sponsored enterprises	$ 10,611	4,459	—	15,070
States and political subdivisions	—	383,958	—	383,958
Corporate	51	892,957	—	893,008
Residential mortgage-backed	—	133,795	—	133,795
Asset-backed	—	44,676	—	44,676
Foreign governments	—	110	—	110
Total fixed maturity securities available-for-sale	10,662	1,459,955	—	1,470,617
Equity securities:				
Stock mutual funds	3,571	—	—	3,571
Bond mutual funds	5,060	—	—	5,060
Common stock	990	—	—	990
Non-redeemable preferred stock	161	—	—	161
Non-redeemable preferred stock fund	5,062	—	—	5,062
Total equity securities	14,844	—	—	14,844
Other long-term investments [1]	—	—	—	56,038
Total financial assets	$ 25,506	1,459,955	—	1,541,499

[1] In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

FINANCIAL INSTRUMENTS VALUATION

FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

Fixed maturity securities, available-for-sale. At December 31, 2022, fixed maturity securities, valued using a third-party pricing source, totaled $1.2 billion for Level 2 assets and comprised 93.0% of total reported fair value of our financial assets. The Level 1 and Level 2 valuations are reviewed and updated quarterly through testing by comparisons to separate pricing models, other third-party pricing services, and back tested to recent trades. In addition, we obtain information annually relative to the third-party pricing models and review model parameters for reasonableness. There were no Level 3 assets as of December 31, 2022 and 2021. For the year ended December 31, 2022, there were no material changes to the valuation methods or assumptions used to determine fair values, and no broker or third-party prices were changed from the values received.

Equity securities. Our equity securities are classified as Level 1 assets as their fair values are based upon quoted market prices.

Limited partnerships. The Company considers the net asset value ("NAV") to represent the value of the investment fund and is measured by the total value of assets minus the total value of liabilities. The following table includes information related to our investments in limited partnerships that calculate NAV per share. For these investments, which are measured at fair value on a recurring basis, we use the NAV per share to measure fair value. The Company recognized net investment related losses of $9.7 million on limited partnerships held for the year ended

December 31, 2022 and gains of $7.5 million for year 2021. These investments are included in other long-term investments on the consolidated balance sheets.

(In thousands, except years)	Description	December 31, 2022			December 31, 2021		
		Fair Value Using NAV Per Share	Unfunded Commit-ments	Range (In years)	Fair Value Using NAV Per Share	Unfunded Commit-ments	Range (In years)
Limited partnerships							
Middle market	Investments in privately-originated, performing senior secured debt primarily in North America-based companies	$ 33,234	6,011	5	$ 21,947	18,712	10
Global equity fund	Investments in common stocks of U.S., international developed and emerging markets with a focus on long-term capital growth	9,037	—	0	10,607	—	0
Late-stage growth	Investments in private late-stage, established companies seeking capital to accelerate growth prior to an IPO or sale	16,892	18,444	5 to 7	20,468	4,459	6
Infrastructure	Investments in environmental infrastructure and related technology, focusing on renewable power generation and distribution	7,683	4,107	11	3,016	16,653	12
Total limited partnerships		$ 66,846	28,562		$ 56,038	39,824	

The majority of our limited partnership investments are not redeemable because distributions from the funds will be received when the underlying investments of the funds are liquidated. The life spans indicated above may be shortened or extended at the fund manager's discretion, typically in one or two-year increments. The global equity fund is redeemable monthly.

FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE

Estimates of fair values are made at a specific point in time, based on relevant market prices and information about the financial instruments. The estimated fair values of financial instruments presented below are not necessarily indicative of the amounts the Company might realize in actual market transactions.

The carrying amount and fair value for the financial assets and liabilities on the consolidated financial statements not otherwise disclosed for the periods indicated were as follows:

(In thousands)	December 31, 2022		December 31, 2021	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Policy loans	$ 78,773	78,773	80,307	80,307
Commercial mortgage loan	—	—	1,000	1,000
Residential mortgage loans	49	50	148	169
Cash and cash equivalents	22,973	22,973	27,294	27,294
Financial liabilities:				
Annuity - investment contracts	67,344	61,701	64,384	72,352

Policy loans. Policy loans had a weighted average annual interest rate of 7.7% at both December 31, 2022 and 2021 and no specified maturity dates. The aggregate fair value of policy loans approximates the carrying value reflected on the consolidated balance sheets. Policy loans are an integral part of the life insurance policies we have in force, cannot be valued separately and are not marketable. Therefore, the fair value of policy loans approximates the carrying value and policy loans are considered Level 3 assets in the fair value hierarchy.

Commercial mortgage loan. We financed $1.0 million of the sale of our training facility at a 6.0% interest rate. The loan was paid in full during the third quarter of 2022. Due to the short-term nature of the loan, the carrying value approximated fair value and was considered a Level 3 asset in the fair value hierarchy.

Residential mortgage loans. Mortgage loans are secured principally by residential properties. Weighted average interest rates for these loans were approximately 7.0% at December 31, 2022 and 6.4% at December 31, 2021. At December 31, 2022, the remaining loan matures in six years. Management estimated the fair value using an annual interest rate of 6.25% at both December 31, 2022 and 2021. Our mortgage loans are considered Level 3 assets in the fair value hierarchy.

Cash and cash equivalents. The fair value of cash and cash equivalents approximate carrying value and are characterized as Level 1 assets in the fair value hierarchy.

Annuity liabilities. The fair value of the Company's liabilities under annuity contract policies, which are considered Level 3 liabilities, was estimated at December 31, 2022 and 2021 using discounted cash flows based upon spot rates adjusted for various risk adjustments ranging from 4.74% to 5.09% and 0.50% to 2.63%, respectively. The fair value of liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk, which seeks to minimize exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

Other long-term investments. The following table summarizes the carrying amounts of other long-term investments.

As of December 31, *(In thousands)*		2022	2021
Other long-term investments:			
Limited partnerships	$	69,294	56,038
FHLB common stock		193	192
Mortgage loans		49	1,148
All other investments		22	21
Total other long-term investments	$	69,558	57,399

We carried $2.4 million of limited partnership investments at cost at December 31, 2022. None were carried at cost at December 31, 2021.

We are a member of the FHLB of Dallas and such membership requires members to own stock in the FHLB. Our FHLB stock is carried at amortized cost, which approximates fair value.

(4) POLICY LIABILITIES AND SHORT DURATION CONTRACTS

Various assumptions used to determine the future policy benefit reserves of life insurance include valuation interest rates, mortality assumptions and withdrawals.

The following table presents information on changes in the liability for life, accident and health and property policy and contract claims.

Years ended December 31, *(In thousands)*		**2022**	**2021**
Policy claims payable:			
Balance at January 1	$	**14,590**	13,206
Less: reinsurance recoverable		**2,469**	3,012
Net balance at January 1		**12,121**	10,194
Add claims incurred, related to:			
Current year		**28,720**	32,595
Prior years[1]		**(46)**	1,052
		28,674	33,647
Deduct claims paid, related to:			
Current year		**22,771**	23,369
Prior years		**10,210**	8,351
		32,981	31,720
Net balance December 31		**7,814**	12,121
Plus: reinsurance recoverable		**2,070**	2,469
Balance at December 31	$	**9,884**	14,590

[1] This line is primarily impacted by the level of claim resolutions in the period compared to that which is expected by the reserve assumption. A positive number implies an unfavorable result where claim resolutions were less favorable than assumed while a negative number implies a favorable result compared to assumptions. Our claim assumptions will vary from actual experience in any one period, either favorably or unfavorably.

SHORT DURATION CONTRACTS

The Company's short duration contracts consist of credit life and credit disability in the Life Insurance segment and property insurance in the Home Service Insurance segment. The credit insurance lines are an immaterial part of short duration contracts so the following disclosures cover only the property insurance line of business in the Home Service Insurance segment.

Special Property Insurance (Allied and Fire)

The following table presents incurred claims development as of December 31, 2022, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities plus expected development on reported claims included within the net incurred claims amounts. This information is presented for the last five years as these claims rarely pay out over a longer period of time.

						As of December 31, 2022	
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					Total of Incurred but Not Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,						
($ In thousands)	2018	2019	2020	2021	2022		
Accident Year:		*(Unaudited)*					
2018	$ 1,542	1,427	1,432	1,436	**1,430**	**—**	**496**
2019		1,549	1,150	1,161	**1,106**	**1**	**610**
2020			2,598	2,670	**2,577**	**2**	**2,397**
2021				2,087	**1,644**	**5**	**2,369**
2022					**1,213**	**177**	**313**
Total					$ **7,970**		

The following table presents paid claims development as of December 31, 2022, net of reinsurance.

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance				
	Years ended December 31,				
(In thousands)	2018	2019	2020	2021	2022
Accident Year:		*(Unaudited)*			
2018	$ 1,330	1,425	1,430	1,430	**1,430**
2019		1,166	1,071	1,091	**1,105**
2020			1,997	2,639	**2,575**
2021				1,435	**1,639**
2022					**1,011**
Total					$ **7,760**
All outstanding liabilities before 2018, net of reinsurance					$ **—**
Liabilities for claims and claim adjustment expenses, net of reinsurance					$ **263**

The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses in the consolidated balance sheets are as follows:

As of December 31, *(In thousands)*	**2022**	**2021**
Net outstanding liabilities:		
Special property	$ 263	796
Other short duration insurance lines	158	253
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	421	1,049
Reinsurance recoverable on unpaid claims:		
Special property	1,275	2,083
Other short duration insurance lines	798	386
Total reinsurance recoverable on unpaid claims	2,073	2,469
Insurance lines other than short duration	7,390	11,072
Total gross liability for unpaid claims and claim adjustment expense	$ 9,884	14,590

The following is supplementary information to the consolidated financial statements about average historical claims duration as of December 31, 2022.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
(Unaudited)

Years	1	2	3	4	5
Special property	98 %	10 %	— %	1 %	— %

(5) REINSURANCE

In the normal course of business, the Company reinsures portions of certain policies that we underwrite to limit disproportionate risks. During 2022 and 2021, we generally retained $100,000 on any one individual life insurance policy. The Company also reinsures 100% of our accidental death benefit rider coverage. The Company maintains catastrophe reinsurance with the net retention on any one loss of $30,000, which is the maximum policy limit on any single risk. During 2022, this reinsurance provided $11.0 million of coverage with the Company retaining $1.4 million of the risk. In 2021, this reinsurance provided $10.5 million of coverage once the Company paid a $0.5 million deductible. In consideration for a reinstatement premium, second event coverage is provided under the same terms for both years. The Company's principal reinsurers are R+V Versicherung AG and Lloyds Underwriter Syndicates. The Company remains contingently liable in the event that any of the reinsurers are unable to meet their obligations under any reinsurance agreement.

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from multiple reinsurers, and we monitor concentration as well as financial strength ratings of our principal reinsurers. The ratings by A.M. Best Company range from A- (Excellent) to A+ (Superior). Assumed and ceded life reinsurance activity is summarized as follows:

December 31, *(In thousands)*	**2022**	**2021**
Aggregate assumed life insurance in force	$ 4,074	4,366
Aggregate ceded life insurance in force	$ 543,496	465,954
Net life insurance in force	$ 4,257,148	4,165,921

The Company's reinsurance recoverable on ceded reinsurance was $4.6 million and $5.5 million in 2022 and 2021, respectively. Premiums, claims and surrenders assumed and ceded for all lines of business for these years are summarized as follows:

Years ended December 31, *(In thousands)*	**2022**	**2021**
Premiums from short-duration contracts:		
Direct	$ 7,862	7,631
Assumed	—	—
Ceded	(1,413)	(2,312)
Net premiums earned	6,449	5,319
Premiums from long-duration contracts:		
Direct	169,111	171,175
Assumed	74	84
Ceded	(1,920)	(1,850)
Net premiums earned	167,265	169,409
Total premiums earned	$ 173,714	174,728
Claims and surrenders assumed	$ 151	169
Claims and surrenders ceded	$ (1,130)	(11,764)

During the third quarter of 2021, SPFIC was impacted by Hurricane Ida, the second-most damaging and intense hurricane in Louisiana on record, behind Hurricane Katrina in 2005. The Company has a reinsurance agreement that covers catastrophic events such as Hurricane Ida. We paid the $0.5 million retention in claim amounts for Ida and did not exceed the maximum reinsurance coverage.

(6) STOCKHOLDERS' EQUITY AND RESTRICTIONS

STOCK

Our Restated and Amended Articles of Incorporation authorize the issuance of 127,000,000 shares, of which 100,000,000 shares shall be Class A common stock, 2,000,000 shares shall be Class B common stock, and 25,000,000 shall be preferred stock. The two authorized classes of common stock are equal in all respects, except (a) each share of Class A common stock is entitled to receive twice the cash dividends paid on a per share basis to the Class B common stock, if any; and (b) the holders of the Class B common stock have the exclusive right to elect a simple majority of the Board of Directors of Citizens. In April 2021, we repurchased all of the outstanding Class B common stock and it is now classified as treasury stock. As a result, all of the directors are elected by the holders of the Class A common stock. Citizens has never issued any preferred stock.

A summary of the change in number of shares of Class A and Class B common stock and treasury stock issued is as follows:

(In thousands)	Common Stock Class A	Class B	Treasury Stock
Balance at December 31, 2020	52,654	1,002	3,136
Stock issued under stock investment plan	404	—	—
Stock issued for compensation	112	—	—
Acquisition of Class B shares	—	—	1,002
Balance at December 31, 2021	53,170	1,002	4,138
Stock issued under stock investment plan	475	—	—
Stock issued for compensation	91	—	—
Acquisition of Class A shares	—	—	799
Other share issuance	22	—	—
Balance at December 31, 2022	53,758	1,002	4,937

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

Years ended December 31, (In thousands, except per share amounts)	2022	2021
Net income (loss)	$ (6,638)	36,787
Numerator for Basic Earnings Per Share:		
Net income (loss) allocated to Class A common stock	$ (6,638)	36,673
Net income (loss) allocated to Class B common stock	—	114
Net income (loss)	$ (6,638)	36,787
Denominator for Basic Earnings Per Share:		
Weighted average shares of Class A outstanding	50,139	49,664
Weighted average shares of Class B outstanding	—	308
Total weighted average shares outstanding	50,139	49,972
Basic earnings (loss) per share of Class A common stock	$ (0.13)	0.74
Basic earnings (loss) per share of Class B common stock	—	0.37
Numerator for Diluted Earnings Per Share:		
Net income (loss) allocated to Class A common stock	$ (6,638)	36,675
Net income (loss) allocated to Class B common stock	—	112
Net income (loss)	$ (6,638)	36,787
Denominator for Diluted Earnings Per Share:		
Weighted average shares of Class A outstanding	50,867	50,337
Weighted average shares of Class B outstanding	—	308
Total weighted average shares outstanding	50,867	50,645
Diluted earnings (loss) per share of Class A common stock	$ (0.13)	0.73
Diluted earnings (loss) per share of Class B common stock	—	0.36

STATUTORY CAPITAL AND SURPLUS

The table below shows the combined total of all of our domestic insurance subsidiaries' statutory capital and surplus and statutory net income (loss) for life insurance operations and property insurance operations, although these amounts are not all available as dividends to Citizens because only CICA is directly owned by Citizens. All other domestic subsidiaries are owned by CICA.

As of December 31, *(In thousands)*		2022	2021
Combined statutory capital and surplus			
Life insurance operations	$	35,433	43,138
Property insurance operations		6,912	5,298
Total combined statutory capital and surplus	$	42,345	48,436

Years ended December 31, *(In thousands)*		2022	2021
Combined statutory net income (loss)			
Life insurance operations	$	(1,885)	5,280
Property insurance operations		1,615	(1,512)
Total combined statutory net income (loss)	$	(270)	3,768

Generally, the net assets of the domestic insurance subsidiaries available for transfer to their immediate parent are limited to the lesser of the subsidiary's net gain from operations during the preceding year or 10% of the subsidiary's net statutory surplus as of the end of the preceding year as determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities. Under these practices, total surplus at December 31, 2022 was $32.3 million and net gain from operations was $0.7 million for CICA for the year ended December 31, 2022. Based upon these amounts, a $0.7 million dividend could be paid to the Company without prior regulatory approval in 2023. Payments of dividends in excess of such amounts would generally require approval by regulatory authorities.

Our domestic insurance subsidiaries have calculated their risk-based capital ("RBC") in accordance with the National Association of Insurance Commissioners' ("NAIC") Model Rule and the RBC rules as adopted by their respective states of domicile. As part of the novation transaction with CICA International, the Company agreed to infuse capital into CICA as required by the Colorado Department of Insurance to maintain CICA's RBC above 350% in any future calendar year-end periods. All domestic insurance subsidiaries exceeded RBC minimum levels at December 31, 2022.

Under the Bermuda Insurance Act 1978 (the "Insurance Act"), an insurer is prohibited from declaring or paying a dividend if it is in breach of its Enhanced Capital Requirement ("ECR") or Minimum Margin of Solvency ("MMS") or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MMS on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the Bermuda Monetary Authority (the "BMA" or the "Authority"). Insurers are also prohibited from paying a dividend in an amount exceeding 25% of the prior year's total statutory capital and surplus, unless at least two members of the board of directors and its principal representative sign and submit to the BMA an affidavit attesting that a dividend in excess of this amount would not cause such insurer to fail to meet its relevant margins. In certain instances, the insurer would also be required to provide prior notice to the BMA in advance of the payment of dividends.

In the event that such an affidavit is submitted to the BMA in accordance with the Insurance Act, and further subject to CICA International meeting its MMS and ECR requirements, CICA International would be permitted to distribute a dividend not exceeding 25% of its prior year's total statutory capital and surplus. Distributions in excess of this amount require the approval of the BMA. Further, CICA International must obtain the BMA's prior approval before reducing its total statutory capital as shown in its previous financial year statutory balance sheet by 15% or more. CICA International is also prohibited from declaring or paying any dividends unless the value of its long-term business assets exceeds its long-term business liabilities, as certified by its approved actuary, by the amount of the dividend and at least the MMS. These restrictions on declaring or paying dividends and distributions under the Insurance Act are in addition to those under Bermuda's Companies Act 1981, which apply to all Bermuda-domiciled companies. Based upon these rules, CICA International can pay a dividend of $4.6 million without prior regulatory approval in 2023. However, the BMA has requested that CICA International notify it in advance of any potential dividend payments and any intercompany related payments or transactions.

As of December 31, *(In thousands)*		**2022**	**2021**
CICA International capital and surplus	$	**61,801**	141,931

Years ended December 31, *(In thousands)*		**2022**	**2021**
CICA International net income (loss)	$	**(1,024)**	14,029

The BMA established risk-based regulatory capital adequacy and solvency margin requirements for Bermuda insurers that require us to calculate our ECR by using the Bermuda Solvency Capital Requirement ("BSCR"). CICA International held capital in excess of the BSCR requirements at December 31, 2022. At the request of the BMA, on April 15, 2021, Citizens and CICA International entered into a Keep Well Agreement. The Keep Well Agreement requires Citizens to contribute up to $10 million in capital to CICA International as necessary to ensure that CICA International has a minimum capital level of 120% (equal to the TCL). Since CICA International's capital level currently exceeds 120%, Citizens is not currently required to make a capital contribution.

As the Insurance Act permits, we requested a modification under Section 6C of the Insurance Act to remove the impact of unrealized gains or losses from the MMS requirement. On January 19, 2023, the BMA granted CICA International a permitted practice, effective December 31, 2022, pursuant to Section 6C (1) of the Insurance Act to report its fixed income maturity securities at amortized cost in its unconsolidated statutory financial statements.

(7) COMMITMENTS AND CONTINGENCIES

LITIGATION AND REGULATORY ACTIONS

From time to time we are subject to legal and regulatory actions relating to our business. We defend all claims vigorously. As a result, we incur defense costs, including attorneys' fees, other direct litigation costs and the expenditure of management time that otherwise would be devoted to our business. If we suffer an adverse judgment as a result of litigation claims or if a regulator fines us, it could have a material adverse effect on our business, results of operations and financial condition.

CREDIT FACILITY

On May 5, 2021, the Company entered into a $20 million senior secured revolving credit facility (the "Credit Facility") with Regions Bank ("Regions"). The Credit Facility has a three-year term, maturing on May 5, 2024, and allows the Company to borrow up to $20 million for working capital purposes, capital expenditures and other corporate purposes.

Revolving loans may be requested by the Company in aggregate minimum principal amounts of $0.5 million per loan. At the Company's election, the revolving loans may either bear a base rate, which is 1.75% plus a base rate (a fluctuating rate per annum) equal to the greatest of (a) Regions' prime rate, (b) the federal funds rate plus 0.50%, (c) the one-month LIBOR rate plus 1%, and (d) 0.75%; or an adjusted LIBOR rate, which is 2.75% plus an adjusted LIBOR rate but cannot be less than 0.75%. The Company is required to pay Regions a quarterly commitment fee of 0.375% of the unused portion of the Credit Facility, which the Company expenses as it is incurred.

Obligations under the Credit Facility are secured by substantially all of the assets of the Company other than the equity interests in all of the regulated insurance subsidiaries, real estate owned by the Company, and other limited exceptions. The Credit Facility contains customary events of default and financial, affirmative and negative covenants, including but not limited to restrictions on indebtedness, liens, investments, asset dispositions and restricted payments. As of December 31, 2022, the Company had not borrowed any funds against the Credit Facility and was not in violation of any covenants.

CONTRACTUAL OBLIGATIONS

The Company leases home office space in Austin, Texas for Citizens and in Bermuda for CICA International as well as several district office locations related to our Home Service Insurance segment across Louisiana, Mississippi and Arkansas, which are classified as operating leases. Certain operating leases include renewal options that extend the lease term. The exercise of lease renewal options is at our sole discretion when it is reasonably certain that we will exercise such option. The Company also has a minimal amount of finance leases regarding equipment. Leases with an initial term of 12 months or less are immaterial to the consolidated financial statements and are recognized as lease expense on a straight-line basis over the lease term and not recorded on the consolidated balance sheets.

Our operating lease liabilities had a weighted-average lease term of 7.7 years remaining as of December 31, 2022.

Maturities of our remaining operating lease liabilities as of December 31, 2022 are as follows.

(In thousands)	Operating Lease Payments
Maturity of operating lease liabilities:	
2023	$ **1,404**
2024	**1,440**
2025	**1,381**
2026	**1,368**
2027	**1,402**
After 2027	**4,165**
Total operating lease payments	**11,160**
Interest expense	**(1,044)**
Present value of operating lease liabilities	$ **10,116**

We record the lease right-of-use asset in Property and Equipment, net and the lease liability in Other Liabilities using a weighted average discount rate of 2.59%. Cash payments related to the operating lease liabilities were $1.4 million for both of the years ended December 31, 2022 and 2021 and were reported in operating cash flows.

The Company does not engage in lease agreements among related parties.

As of December 31, 2022, CICA International is committed to fund investments up to $28.6 million related to limited partnership investments.

(8) <u>SEGMENT AND OTHER OPERATING INFORMATION</u>

The Company has two reportable segments: Life Insurance and Home Service Insurance. Our Life Insurance segment issues endowment contracts, which are principally accumulation contracts that incorporate an element of life insurance protection, and ordinary whole life insurance to non-U.S. residents through CICA International. These contracts are designed to provide a fixed amount of insurance coverage over the life of the insured and may utilize rider benefits to provide additional coverage and annuity benefits to enhance accumulations. CICA issues credit life and credit disability and accident and health related policies throughout the Midwest and southern U.S. CNLIC issues ordinary whole life and critical illness products.

Our Home Service Insurance segment operates through our subsidiaries SPLIC, Magnolia and SPFIC, and focuses on the life insurance needs of the middle- and lower-income markets, primarily in Louisiana, Mississippi and Arkansas. Our policies are sold and serviced through 165 funeral homes and 430 independent agents who sell policies, collect premiums and service policyholders. Our Home Service Insurance segment also sells property insurance policies in Louisiana.

The Life Insurance and Home Service Insurance portions of the Company constitute separate businesses. In addition to the Life Insurance and Home Service Insurance business, the Company also operates other non-insurance portions of the Company ("Other Non-Insurance Enterprises"), which primarily include the Company's IT and Corporate-support functions that is included in the tables presented below to properly reconcile the segment information with the consolidated financial statements of the Company.

The accounting policies of the reportable segments and Other Non-Insurance Enterprises are presented in accordance with U.S. GAAP and are the same as those described in the summary of significant accounting policies. The Company evaluates profit and loss performance based on U.S. GAAP net income (loss) before federal income taxes for its two reportable segments.

The Company's Other Non-Insurance Enterprises represents the only difference between segments and reported consolidated operations.

Year ended December 31, 2022 *(In thousands)*	Life Insurance	Home Service Insurance	Other Non- Insurance Enterprises	Consolidated
Revenues:				
Premiums				
Life insurance	$ 124,156	43,430	—	167,586
Accident and health insurance	497	781	—	1,278
Property insurance	—	4,850	—	4,850
Net investment income (loss)	50,680	13,632	1,114	65,426
Investment related gains (losses), net	(8,826)	(1,277)	(188)	(10,291)
Other income (loss)	3,668	1	6	3,675
Total revenue	170,175	61,417	932	232,524
Benefits and expenses:				
Insurance benefits paid or provided:				
Claims and surrenders	95,576	24,359	—	119,935
Increase in future policy benefit reserves	23,938	5,702	—	29,640
Policyholders' dividends	5,990	23	—	6,013
Total insurance benefits paid or provided	125,504	30,084	—	155,588
Commissions	20,031	16,191	—	36,222
Other general expenses	23,192	16,444	5,541	45,177
Capitalization of deferred policy acquisition costs	(17,942)	(6,957)	—	(24,899)
Amortization of deferred policy acquisition costs	19,810	6,719	—	26,529
Amortization of cost of insurance acquired	262	712	—	974
Total benefits and expenses	170,857	63,193	5,541	239,591
Income (loss) before federal income tax	$ (682)	(1,776)	(4,609)	(7,067)

Year ended December 31, 2021 *(In thousands)*		Life Insurance	Home Service Insurance	Other Non- Insurance Enterprises	Consolidated
Revenues:					
Premiums					
Life insurance	$	125,558	44,243	—	169,801
Accident and health insurance		500	750	—	1,250
Property insurance		—	3,677	—	3,677
Net investment income (loss)		47,216	13,224	1,055	61,495
Investment related gains (losses), net		9,176	618	1,197	10,991
Other income (loss)		3,362	7	(37)	3,332
Total revenue		185,812	62,519	2,215	250,546
Benefits and expenses:					
Insurance benefits paid or provided:					
Claims and surrenders		91,390	28,345	—	119,735
Increase in future policy benefit reserves		29,407	7,037	—	36,444
Policyholders' dividends		6,140	40	—	6,180
Total insurance benefits paid or provided		126,937	35,422	—	162,359
Commissions		18,747	16,716	—	35,463
Other general expenses		20,846	14,739	7,785	43,370
Capitalization of deferred policy acquisition costs		(16,174)	(6,566)	—	(22,740)
Amortization of deferred policy acquisition costs		21,571	3,381	—	24,952
Amortization of cost of insurance acquired		343	863	—	1,206
Goodwill impairment		12,624	—	—	12,624
Total benefits and expenses		184,894	64,555	7,785	257,234
Income (loss) before federal income tax	$	918	(2,036)	(5,570)	(6,688)

The table below summarizes assets by segment.

December 31, *(In thousands)*		2022	2021
Assets:			
Life Insurance	$	**1,176,246**	1,390,392
Home Service Insurance		**338,977**	407,603
Other Non-Insurance Enterprises		**54,747**	56,516
Total assets	$	**1,569,970**	1,854,511

GEOGRAPHIC INFORMATION

The following table sets forth, by country, the Company's annual total of earned premiums from geographic area for the years indicated:

Years ended December 31, *(In thousands)*	2022	2021
Area:		
United States	$ 54,712	56,000
Colombia	25,181	24,829
Taiwan	18,236	19,042
Venezuela	16,429	17,788
Ecuador	12,992	13,115
Argentina	9,251	9,160
Other foreign countries	40,172	38,871
Net reinsurance	(3,259)	(4,077)
Total premiums	$ 173,714	174,728

(9) INCOME TAXES

CICA International, a wholly-owned subsidiary of Citizens, is considered a controlled foreign corporation for federal income tax purposes. As a result, the insurance activity of CICA International is subject to Subpart F of the IRC and is included in Citizens' taxable income. Due to the 0% enacted tax rate in Bermuda there are no deferred taxes recorded for CICA International's temporary differences. For both of the years ended December 31, 2022 and 2021, the Subpart F income inclusion generated $2.1 million of federal income tax expense.

CICA PR, a wholly-owned subsidiary of Citizens, was formed in September 2022. CICA PR is considered a controlled foreign corporation for federal income tax purposes. CICA PR's insurance activity will be subject to Subpart F of the IRC and included in Citizens' taxable income. CICA PR's activity for the current period is immaterial to the financial statements as it was not operational until 2023.

A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows:

Years ended December 31, *(In thousands, except for %)*	2022	%	2021	%
Expected tax expense (benefit)	$ (1,484)	21.0 %	$ (1,404)	21.0 %
Change in valuation allowance	1	—	—	—
Foreign income tax rate differential	151	(2.1)	(2,912)	43.5
Tax-exempt interest and dividends-received deduction	(63)	0.9	(114)	1.7
Adjustment of prior year taxes	—	—	(61)	0.9
Effect of uncertain tax position	(1,185)	16.8	(43,834)	655.4
Nondeductible costs to remediate tax compliance issue	—	—	(176)	2.6
Compensation limitation under 162(m) and 280(g)	67	(0.9)	(21)	0.3
Subpart F income	2,053	(29.1)	2,102	(31.4)
Rate differential on net operating loss carryback claim	—	—	295	(4.4)
Goodwill impairment	—	—	2,651	(39.6)
Other	31	(0.5)	(1)	—
Total federal income tax expense (benefit)	$ (429)	6.1 %	$ (43,475)	650.0 %

Income tax expense (benefit) consists of:

Years ended December 31, *(In thousands)*		2022	2021
Income tax expense (benefit):			
Current - normal operations	$	632	(68)
Current - UTP release impact		(1,185)	(43,834)
Deferred		124	427
Total income tax expense (benefit)	$	(429)	(43,475)

The components of deferred federal income taxes are as follows:

December 31, *(In thousands)*		2022	2021
Deferred tax assets:			
Future policy benefit reserves	$	2,632	2,572
Net operating and capital loss carryforwards		388	1,545
Accrued policyholder dividends and expenses		134	115
Investments		113	218
Deferred intercompany loss		1,744	1,848
Unrealized losses on investments available-for-sale		11,688	—
Accrued compensation		360	337
Lease liability		2,124	2,274
Other		440	236
Total gross deferred tax assets		19,623	9,145
Less:			
Valuation allowance		4,238	—
Net deferred tax assets		15,385	9,145
Deferred tax liabilities:			
DAC, COIA and intangible assets		(8,571)	(8,955)
Unrealized gains on investments available-for-sale		—	(10,350)
Tax reserves transition liability		(2,242)	(2,989)
Right-of-use lease asset		(2,124)	(2,274)
Other		(34)	(33)
Total gross deferred tax liabilities		(12,971)	(24,601)
Net deferred tax asset (liability)	$	2,414	(15,456)

A summary of the changes in the components of deferred federal and state income taxes is as follows:

December 31, (In thousands)	2022	2021
Deferred federal and state income taxes:		
Balance January 1,	$ (15,456)	(9,564)
Deferred tax benefit (expense)	(124)	(427)
Investments available-for-sale	21,770	(5,709)
Change in valuation allowance	(4,238)	—
Effects of unrealized gains on DAC, COIA and reserves	462	244
Balance December 31,	$ 2,414	(15,456)

The Company and our subsidiaries have net operating loss carryforwards of $0.9 million at December 31, 2022. The Company and our subsidiaries have capital loss carryforwards of $0.9 million at December 31, 2022, which begin expiring in 2026.

At December 31, 2022, we determined it was more likely than not that a portion of our capital deferred tax assets would not be realized in their entirety. Thus, the Company holds a $4.2 million valuation allowance in other comprehensive income (loss) at December 31, 2022. We did not hold any valuation allowances at December 31, 2021.

The Company recognizes only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

A reconciliation of unrecognized tax benefits is as follows:

Years ended December 31, (In thousands)	2022	2021
Balance at January 1,	$ 2,156	45,990
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	(1,185)	(43,834)
Balance December 31,	$ 971	2,156

This unrecognized tax benefit is reported net in current federal income tax payable on the consolidated balance sheets. Included in these amounts are interest expense of $0.2 million and $0.4 million with respect to unrecognized tax benefits as of December 31, 2022 and 2021, respectively.

The Company's unrecognized tax benefits at December 31, 2022 would affect the effective tax rate if recognized. The Company accrued an uncertain tax position of $2.2 million at December 31, 2021. However, the Company released $1.2 million of this uncertain tax position, including interest, during the fourth quarter of 2022 following the expiration of the statute of limitations on the tax year ended December 31, 2018. The Company believes it is reasonably possible that the remaining uncertain tax benefits will decrease within the next twelve months.

The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. In the consolidated statements of operations and comprehensive income (loss), the amount of interest income recorded was $0.2 million and $9.5 million for the years ended December 31, 2022 and 2021, respectively.

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted on March 27, 2020 in response to the COVID-19 pandemic. The CARES Act, among other things, permitted net operating losses incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. During the year ended December 31, 2021, the Company was able to claim a net refund for taxes paid in preceding years as a result of the CARES Act. As of December 31, 2022, the Company has an accrued tax refund remaining of $1.5 million.

The Consolidated Appropriations Act was enacted on December 27, 2020 and the American Rescue Plan Act of 2021 was enacted March 11, 2021. These Acts did not have a material impact on the Company's financial statements.

The Company's Federal income tax return is filed on a consolidated basis with the following entities:

Citizens, Inc.
CICA Life Insurance Company of America
Citizens National Life Insurance Company
Magnolia Guaranty Life Insurance Company
Security Plan Life Insurance Company
Security Plan Fire Insurance Company
Computing Technology, Inc.

The method of tax allocation among companies is subject to a written tax sharing agreement, approved by the Board of Directors, whereby allocation is made primarily on a separate return basis pursuant to the wait-and-see method. Under this method, consolidated group members are not given current credit or refunds for net operating losses until taxable income on a separate return basis is generated. Intercompany tax balances are settled at least annually.

The Company and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various U.S. states. Our subsidiaries are subject to examination by U.S. tax authorities for tax years 2014 - 2016 and 2019 - 2021.

(10) OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of other comprehensive income (loss) are reported net of the effects of income taxes of 21% in 2022 and 2021, as indicated below.

(In thousands)	Amount	Tax Effect	Total
Year ended December 31, 2022			
Unrealized gains (losses):			
Unrealized holding gains (losses) arising during the period	$ (328,673)	21,792	(306,881)
Reclassification adjustment for (gains) losses included in net income	104	(22)	82
Effects on DAC	1,416	(296)	1,120
Effects on COIA	623	(131)	492
Effects on unearned revenue reserves	(4,235)	889	(3,346)
Change in tax valuation allowance	—	(4,238)	(4,238)
Other comprehensive income (loss)	$ (330,765)	17,994	(312,771)
Year ended December 31, 2021			
Unrealized gains (losses):			
Unrealized holding gains (losses) arising during the period	$ (41,123)	3,084	(38,039)
Reclassification adjustment for (gains) losses included in net income	(243)	51	(192)
Effects on DAC	37,679	(8,938)	28,741
Effects on COIA	276	(58)	218
Effects on unearned revenue reserves	(1,887)	396	(1,491)
Other comprehensive income (loss)	$ (5,298)	(5,465)	(10,763)

(11) STOCK COMPENSATION

In 2022 and 2021, the Company's Board of Directors approved awards of restricted stock units ("RSUs") under the Citizens, Inc. Omnibus Incentive Plan for non-employee directors and the executive management team. The RSUs granted to the directors vest one year from the date of the annual shareholders meeting, subject to continued service on the Board. RSUs to the executive management team are subject to achieving performance goals and once the goals are met, RSUs are awarded. These awarded RSUs have a time-based vesting component of three years, subject to continued employment. In addition, the Board also approved an allotment of RSUs for other employees with a delegation to the Chief Executive Officer to determine the participants and number of RSUs to be awarded. There were three million shares originally authorized to be granted under the plan.

The following table provides a rollforward of restricted stock activity:

Restricted Stock Units	Units	Weighted Average Grant Price	Weighted Average Remaining Contractual Life	Aggregate Fair Value [1]
	(In thousands)		*(In years)*	*(In thousands)*
Outstanding at December 31, 2020	**190**	**$ 6.03**	**0.88**	**$ 1,142**
Granted	**178**	**5.83**		**1,040**
Less:				
Vested	**147**	**6.21**		**913**
Forfeited	**8**	**5.96**		**47**
Outstanding at December 31, 2021	**213**	**5.75**	**1.63**	**1,222**
Granted	**184**	**4.00**		**734**
Less:				
Vested	**119**	**5.63**		**669**
Forfeited	**12**	**4.27**		**51**
Outstanding at December 31, 2022	**266**	**$ 4.65**	**1.61**	**$ 1,236**

[1] Fair value per share of restricted stock units was equal to Grant Date fair value per share, which was calculated based on the closing price of the Company's Class A common stock on the NYSE on the grant date, in accordance with ASC Topic 718.

As of December 31, 2022, we recognized $0.6 million of expense, while $0.8 million was unrecognized and is expected to be amortized up to three years.

Restricted stock unit awards give the participant the right to receive common stock in the future, subject to certain restrictions and a risk of forfeiture. Forfeitures are recognized in the period they occur. Compensation expense of $0.5 million and $0.6 million was recognized in 2022 and 2021, respectively, related to these awards.

(12) BENEFIT PLANS

The Company sponsors a defined contribution retirement plan. The plan was initially established as the Citizens, Inc. Profit Sharing Plan and was restated as the Citizens, Inc. 401(k) Retirement and Profit Sharing Plan effective March 1, 2016. There have been no profit sharing contributions since 2014.

The 401(k) plan automatically enrolls employees who have completed three months of service. Voluntary contributions are made by employees and the Company provides a matching contribution based upon the employee's level of contribution. The Company's expense was $0.7 million in both 2022 and 2021.

The Company is primarily self-insured for employee health benefits. The Company records its self-insurance liability based on an estimate of claims incurred but not yet reported. There is stop-loss coverage for amounts in excess of $80,000 per individual per year. If more claims are made than were estimated or if the costs of actual claims increase beyond what was anticipated, reserves recorded may not be sufficient and additional accruals may be required in future periods.

(13) RELATED PARTY TRANSACTIONS

The Company has various routine related party transactions in conjunction with our holding company structure, such as a management service agreement related to costs incurred, a tax sharing agreement between entities, and inter-company dividends and capital contributions.   We perform an expense study on an annual basis, utilizing an enterprise-wide time study, and we adjust cost allocations among entities as needed based upon this review. Any allocation changes are reflected in the segment operations, but do not impact consolidated expenses. There were no changes related to these relationships during the year ended December 31, 2022 and no additional related party transactions.

(14) QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following table contains selected unaudited financial data for each quarter.

(In thousands, except per share amounts)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2022				
Revenues	$ 67,257	56,176	53,734	55,357
Benefits and expenses	64,934	60,963	57,363	56,331
Federal income tax expense (benefit)	(1,051)	344	(81)	359
Net income (loss)	3,374	(5,131)	(3,548)	(1,333)
Net income (loss) available to common shareholders	3,374	(5,131)	(3,548)	(1,333)
Basic earnings (losses) per share of Class A common stock	0.07	(0.10)	(0.07)	(0.03)
Basic earnings (losses) per share of Class B common stock	—	—	—	—
Diluted earnings (losses) per share of Class A common stock	0.07	(0.10)	(0.07)	(0.03)
Diluted earnings (losses) per share of Class B common stock	—	—	—	—
2021				
Revenues	$ 69,921	61,584	63,558	55,483
Benefits and expenses	76,734	64,311	57,958	58,231
Federal income tax expense (benefit)	(44,950)	72	578	825
Net income (loss)	38,137	(2,799)	5,022	(3,573)
Net income (loss) available to common shareholders	38,137	(2,799)	5,022	(3,573)
Basic earnings (losses) per share of Class A common stock	0.77	(0.06)	0.10	(0.07)
Basic earnings (losses) per share of Class B common stock	0.36	—	0.05	(0.04)
Diluted earnings (losses) per share of Class A common stock	0.77	(0.06)	0.10	(0.07)
Diluted earnings (losses) per share of Class B common stock	0.36	—	0.05	(0.04)

(15) SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events as defined by the accounting guidance through the date this report was issued and determined that no subsequent events need to be recognized or disclosed.

Schedule II
Condensed Financial Information of Registrant
CITIZENS, INC. (Parent Company)
Balance Sheets

December 31,
(In thousands)

	2022	2021
Assets		
Investment in subsidiaries [1]	$ (38,524)	271,639
Fixed maturity securities available-for-sale, at fair value	28,566	33,724
Equity securities, at fair value	770	1,466
Mortgage loans on real estate	—	1,000
Short-term investments	1,241	—
Cash	2,163	3,399
Accrued investment income	342	439
Accounts receivable from subsidiaries [1]	5,126	5,832
Property and equipment, net	10,387	11,564
Other assets	1,715	3,049
Total assets	**$ 11,786**	332,112
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expense and other liabilities	$ 10,743	11,541
Total liabilities	10,743	11,541
Stockholders' equity:		
Common stock:		
Class A	268,147	265,561
Class B	3,184	3,184
Accumulated deficit	(52,203)	(45,565)
Unrealized investment gains (losses) on securities held by parent and subsidiaries, net of tax	(195,279)	117,492
Treasury stock	(22,806)	(20,101)
Total stockholders' equity	1,043	320,571
Total liabilities and stockholders' equity	**$ 11,786**	332,112

[1] Eliminated in consolidation. Negative amount due to unrealized losses on fixed maturity securities during at December 31, 2022.

Note to Schedule II:

Citizens, Inc.'s investments in consolidated subsidiaries are stated at cost plus equity in undistributed income of consolidated subsidiaries and unrealized gains (losses) on investments held by consolidated subsidiaries. The Company includes in its Statement of Operations and Comprehensive Income (Loss) dividends from its subsidiaries and equity in income (loss) of consolidated subsidiaries, which represents the net income (loss) of each of its wholly-owned subsidiaries.

Schedule II, Continued
Condensed Financial Information of Registrant
CITIZENS, INC. (Parent Company)
Statements of Operations and Comprehensive Income (Loss)

Years ended December 31,
(In thousands)

		2022	2021
Comprehensive income (loss):			
Revenues:			
Management service fees [1]	$	35,413	33,311
Investment income		6,124	1,063
Other		6	(37)
Investment related gains (losses), net		(188)	1,197
Total revenues		41,355	35,534
Expenses:			
General expenses		38,926	37,977
Taxes, licenses and fees		149	198
Total expenses		39,075	38,175
Income (loss) before federal income tax expense (benefit) and equity in income (loss) of consolidated subsidiaries		2,280	(2,641)
Federal income tax expense (benefit)		(571)	(1,661)
Income (loss) before equity in income (loss) of consolidated subsidiaries		2,851	(980)
Equity in income (loss) of consolidated subsidiaries		(9,489)	37,767
Net income (loss)		(6,638)	36,787
Other comprehensive income (loss)		(312,771)	(10,763)
Total comprehensive income (loss)	$	(319,409)	26,024

[1] Eliminated in consolidation.

Note to Schedule II:

Citizens, Inc.'s investments in consolidated subsidiaries are stated at cost plus equity in undistributed income of consolidated subsidiaries and unrealized gains (losses) on investments held by consolidated subsidiaries. The Company includes in its Statement of Operations and Comprehensive Income (Loss) dividends from its subsidiaries and equity in income (loss) of consolidated subsidiaries, which represents the net income (loss) of each of its wholly-owned subsidiaries.

Schedule II, Continued
Condensed Financial Information of Registrant
CITIZENS, INC. (Parent Company)
Statements of Cash Flows

Years ended December 31,
(In thousands)

		2022	2021
Cash flows from operating activities:			
Net income (loss)	$	**(6,638)**	36,787
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Investment related gains (losses), net		**188**	(1,197)
Equity in loss (income) of consolidated subsidiaries		**9,489**	(37,767)
Change in accrued expenses and other liabilities		**639**	(11,458)
Change in federal income tax payable		**(10,379)**	(2,683)
Deferred federal income tax expense (benefit)		**1,065**	227
Amortization of premiums and discounts on investments		**281**	473
Depreciation		**224**	239
Change in accrued investment income		**97**	32
Stock-based compensation		**461**	646
Decrease (increase) in receivable from subsidiaries and other assets		**705**	(921)
Other, net		**188**	151
Net cash provided by (used in) operating activities		**(3,680)**	(15,471)
Cash flows from investing activities:			
Purchases of fixed maturity securities, available-for-sale		**(11,232)**	(2,678)
Maturities and calls of fixed maturity securities, available-for-sale		**9,721**	7,548
Sales of fixed maturity securities, available-for-sale		**4,314**	6,952
Sales of property and equipment		**2**	14
Sale of equity securities		**500**	—
Sale of other long-term investments		**—**	8,790
Sale of real estate		**—**	3,552
Funding of mortgage loans		**—**	(1,000)
Principal payments on mortgage loans		**1,000**	—
Purchases of property and equipment		**(32)**	(119)
Purchases of short-term investments		**(1,250)**	—
Net cash provided by (used in) investing activities		**3,023**	23,059
Cash flows from financing activities:			
Issuance of common stock		**2,244**	2,255
Acquisition of treasury stock		**(2,705)**	(9,090)
Other		**(118)**	(456)
Net cash provided by (used in) financing activities		**(579)**	(7,291)
Net increase (decrease) in cash		**(1,236)**	297
Cash at beginning of year		**3,399**	3,102
Cash at end of year	$	**2,163**	3,399

Note to Schedule II:

Citizens, Inc.'s investments in consolidated subsidiaries are stated at cost plus equity in undistributed income of consolidated subsidiaries and unrealized gains (losses) on investments held by consolidated subsidiaries. The Company includes in its Statement of Operations and Comprehensive Income (Loss) dividends from its subsidiaries and equity in income (loss) of consolidated subsidiaries, which represents the net income (loss) of each of its wholly-owned subsidiaries.

Schedule III
Consolidated Supplementary Insurance Information

Years ended December 31, *(In thousands)*		**2022**	**2021**
Deferred policy acquisition costs:			
Life Insurance	$	**95,777**	97,644
Home Service Insurance		**44,390**	42,736
Total consolidated deferred policy acquisition costs	$	**140,167**	140,380
Future policy benefit reserves and policy claims payable:			
Life Insurance	$	**1,109,116**	1,084,455
Home Service Insurance		**298,275**	293,824
Total consolidated future policy benefit reserves and policy claims payable	$	**1,407,391**	1,378,279
Unearned premiums:			
Life Insurance	$	**1,501**	1,471
Home Service Insurance		**267**	331
Total consolidated unearned premiums	$	**1,768**	1,802
Other policy claims and benefits payable:			
Life Insurance	$	**114,698**	105,310
Home Service Insurance		**2,078**	2,028
Total consolidated other policy claims and benefits payable	$	**116,776**	107,338

For the Company's short duration contracts (property), written premium is not materially different from earned premium, therefore only earned premiums are detailed in Schedule IV.

Schedule IV
Consolidated Statement of Reinsurance

(In thousands)	Direct Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	% of Amount Assumed to Net
Year ended December 31, 2022					
Life insurance in force	$ 4,796,570	543,496	4,074	4,257,148	0.1 %
Premiums:					
Life insurance	169,432	1,920	74	167,586	
Accident and health insurance	1,283	5	—	1,278	
Property insurance	6,258	1,408	—	4,850	
Total premiums	$ 176,973	3,333	74	173,714	— %
Year ended December 31, 2021					
Life insurance in force	$ 4,627,509	465,954	4,366	4,165,921	0.1 %
Premiums:					
Life insurance	171,567	1,850	84	169,801	
Accident and health insurance	1,255	5	—	1,250	
Property insurance	5,984	2,307	—	3,677	
Total premiums	$ 178,806	4,162	84	174,728	— %

EXHIBITS

Exhibit No.	The following exhibits are filed herewith:
3.1	Restated and Amended Articles of Incorporation dated March 4, 2004 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the Year Ended December 31, 2003, filed on March 15, 2004)
3.2	Amended and Restated Bylaws dated June 2, 2021 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on June 7, 2021)
4.1*	Description of Securities of Citizens, Inc.
10.1	Form of Indemnification Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 8, 2017)
10.2	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 8, 2017)
10.3†	Citizens, Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by the Registrant on December 5, 2017)
10.4†	Form of Citizens, Inc. Employee Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K filed on March 29, 2018)
10.5†	Form of Citizens, Inc. Non-employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed on March 29, 2018)
10.6†	Executive Employment Agreement by and between Citizens, Inc. and Gerald W. Shields, effective as of January 1, 2022 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on December 21, 2021)
10.7	Credit Agreement between the Company and Regions Bank dated May 5, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 4, 2021)
10.8	Pledge and Security Agreement dated May 5, 2021 by and between Citizens, Inc. as obligor, and Regions Bank, as lender (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 4, 2021)
21*	Subsidiaries of the Registrant
23*	Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP
24	Power of Attorney (included on signature page enclosed herein)
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS   XBRL Instance Document

101.SCH   XBRL Taxonomy Extension Schema

101.CAL   XBRL Taxonomy Extension Calculation Linkbase

101.DEF   XBRL Taxonomy Extension Definition Linkbase

101.LAB   XBRL Taxonomy Extension Label Linkbase

101.PRE   XBRL Taxonomy Extension Presentation Linkbase

104   Inline XBRL for the cover page of this Annual Report on Form 10-K for the year ended December 31, 2022, filed electronically herewith, included in the Exhibit 101 Inline XBRL Document Set.

†   **Indicates management contract or compensatory plan or arrangement.**

*   **Filed herewith.**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CITIZENS, INC.

Date: March 10, 2023

By: /s/ Gerald W. Shields
_____
Gerald W. Shields,

Chief Executive Officer and President

(Principal Executive Officer)

By: /s/ Jeffery P. Conklin
_____
Jeffery P. Conklin,

Vice President, Chief Financial Officer, Chief Investment Officer and Treasurer

(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald W. Shields and Jeffery P. Conklin jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on March 10, 2023.

Dated: March 10, 2023

/s/ Jerry D. Davis, Jr.
_____
Jerry D. Davis, Jr., Chairman of the Board and Director

/s/ Gerald W. Shields
_____
Gerald W. Shields, Vice Chairman of the Board and Director

/s/ Christopher W. Claus
_____
Christopher W. Claus, Director

/s/ Dr. Robert B. Sloan, Jr.
_____
Dr. Robert B. Sloan, Jr., Director

/s/ Dr. Terry S. Maness
_____
Dr. Terry S. Maness, Director

/s/ Cynthia H. Davis
_____
Cynthia H. Davis, Director

/s/ Francis A. Keating II
_____
Francis A. Keating II, Director

/s/ Mary Taylor
_____
Mary Taylor, Director

_____
J. Keith Morgan, Director



CORPORATE INFORMATION

DIRECTORS

Jerry D. Davis, Jr. (1) (3) (5)
Chair of the Board
Retired life insurance company CEO
and Chair
Granbury, Texas

Gerald W. Shields
Vice Chair, President and
Chief Executive Officer Citizens, Inc.
Austin, Texas

Christopher W. Claus (1) (3) (5)
Retired financial and
investment executive USAA
San Antonio, Texas

Cynthia H. Davis (1) (4)
Life Insurance Underwriter
NFP/Partners Financial
Austin, Texas

Gov. Francis A. Keating II (4)
Chair of the Board of Regents,
University of Oklahoma
Former Governor of Oklahoma
Oklahoma City, Oklahoma

Dr. Terry S. Maness (2)
Former Dean of Hankamer School
of Business Baylor University
Waco, Texas

J. Keith Morgan (2) (5)
Retired senior legal executive Former Chief
Legal Officer at TIAA
Round Mountain, Texas

Dr. Robert B. Sloan, Jr. (1) (3) (4)
President & Chief Executive Officer
Houston Christian University
Houston, Texas

Mary Taylor (2) (4)
Vice President, Operations & Finance
Northeast Ohio Medical University
Akron, Ohio

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Nominating and Corporate
    Governance Committee
(5) Member of Investment Committee

EXECUTIVE OFFICERS

Gerald W. Shields
President and Chief Executive Officer

Jeffery P. Conklin
Vice President, Chief Financial Officer,
Treasurer and Chief Investment Officer

Sheryl Kinlaw
Vice President, Chief Legal Officer and
Secretary

Robert M. Mauldin III
Vice President, Chief Marketing Officer

Harvey J. L. Waite
Vice President, Chief Actuary

ACCOUNTANT

Grant Thornton, LLP
801 Brickell Avenue, Suite 2450
Miami, FL 33131

STOCK MARKET LISTING

Citizens, Inc. Class A common stock is traded
on the New York Stock Exchange (NYSE)
under the ticker symbol CIA.

CITIZENS CORPORATE OFFICES MAILING ADDRESS

P.O. Box 149151
Austin, TX 78714
Phone: 512-837-7100
E-mail: PR@citizensinc.com
www.citizensinc.com

REGISTRAR & TRANSFER AGENT

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000
Phone: 877-785-9659 (Toll-Free)
Outside the U.S. 781-575-4621
(International Direct Dial)
www-us.computershare.com

Computershare's direct link to
Citizens Information:
www.computershare.com/citizens

SHAREHOLDER INFORMATION

As a Citizens, Inc. shareholder, you are
Invited to take advantage of shareholder
services through Computershare Trust
Company, our transfer agent. It maintains
the records for our registered shareholders
and can help you with a variety of
shareholder related services.

INVESTOR INFORMATION

Gateway Group, Inc.
Matt Glover and Matthew Hausch
(949) 574-3860
CIA@gatewayir.com

CITIZENS, INC. | 2022 ANNUAL REPORT



CITIZENS

INSURANCE IS A PROMISE MADE. CITIZENS IS A PROMISE KEPT. ™